UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   -----------

                                    FORM 20-F


[ ]          REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                                       or
[X]              ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended October 31, 1999
                                       or
[  ]           TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           Commission File No. 0-26005
                                   -----------

                           MICROMEM TECHNOLOGIES INC.
             (Exact name of Registrant as specified in its charter)
                                 Ontario, Canada
                 (Jurisdiction of incorporation or organization)

                           150 York Street, Suite 302
                        Toronto, Ontario M5H-3S5, Canada
                               Tel: (416) 364-6513
                               Fax: (416) 360-4034
                    (Address of principal executive offices)

          Securities registered or to be registered pursuant to Section
                               12(b) of the Act:

                                      None

          Securities registered or to be registered pursuant to Section
                               12(g) of the Act:

                                  Common Shares
                                (Title of Class)

        Securities for which there is a reporting obligation pursuant to
                           Section 15(d) of the Act:

                                      None

  Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of th e close of
                    the period covered by the annual report.

                    Common Shares. . . . . . . . . 36,551,319

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of
    1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

                                    Yes |X|  No |_|

      Indicate by check mark which financial statement item the Registrant has elected to follow:

                                Item 17 |X|  Item 18

                                TABLE OF CONTENTS


                                     Part I

                                                                           Page

Item 1.   Description of Business.............................................3
Item 2.   Description of Property............................................17
Item 3.   Legal Proceedings..................................................17
Item 4.   Control of Registrant..............................................17
Item 5.   Nature of Trading Market...........................................18
Item 6.   Exchange Controls and Other Limitations Affecting Security Holde...18
Item 7.   Taxation...........................................................18
Item 8.   Selected Financial Data............................................19
Item 9.   Management's Discussion and Analysis of Financial Condition and
          Results of Operations..............................................23
Item 9A   Quantitative and Qualitative Disclosures About Market Risk.........28
Item 10.  Directors and Officers of Registrant...............................28
Item 11.  Compensation of Directors and Officers ............................29
Item 12.  Options to Purchase Securities from Registrant.....................30
Item 13.  Interest of Management in Certain Transactions.....................30


                                     Part II

                                 Not Applicable


                                    Part III

Item 15.  Defaults Upon Senior Securities....................................32
Item 16.  Changes in Securities, Changes in Security
          For Registered Securities and Use of Proceeds......................32


                                 Part IV

Item 17.  Financial Statements...............................................32
Item 18.  Financial Statements...............................................32
Item 19.  Financial Statements and Exhibits..................................32


Signatures...................................................................33

CURRENCY

         Micromem's financial statements are all expressed in United States dollars except for the AvantiCorp International Inc. historical audited financial statements for the fiscal years ended October 31, 1998, 1997 and 1996, which are expressed in Canadian dollars, the functional and reporting currency of AvantiCorp International Inc. during those periods. All other financial data appearing in this Registration Statement are expressed in United States dollars ("US $"), with the exception of certain limited cases in which financial data is expressed in Canadian dollars ("CDN $"), such as when the exercise price of certain options and warrants denominated in that currency are referred to.

         Transactions that were conducted in Canadian dollars or other foreign currencies have been converted into United States dollars at the rate of exchange prevailing at the date of such transactions, and assets and liabilities denominated in Canadian dollars or other foreign currencies but expressed in this registration statement in United States dollars have been converted into United States dollars at the rate of exchange prevailing on the date of the applicable financial statement. See "Item 8 - Selected Financial Data - Exchange Rate Data" for exchange rate information with respect to United States dollars and Canadian dollars on the various financial statement dates. On April 26, 2000, the noon buying rate for cable transfers in Canadian dollars as certified for customs by the Federal Reserve Bank of New York, expressed in the amount of U.S. Dollars equal to one Canadian dollar, was US $1.4758 (US $1.00 = CDN $.6776).

FORWARD-LOOKING AND CAUTIONARY STATEMENTS

         This Registration Statement on Form 20-F contains certain forward-looking statements. These forward-looking statements are based on current expectations, estimates and projections about the business of Micromem and the industry in which Micromem operates, management's beliefs, and assumptions made by management. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks" and "estimates," variations on such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions which are difficult to predict. Micromem's actual results could differ materially from those expressed or forecasted in these forward-looking statements as a result of certain factors, including those set forth under "Description of Business" and elsewhere in this Registration Statement.

RISK FACTORS

         The entire business of Micromem at this time involves the development and exploitation of a patented ferromagnetic based memory technology called MAGRAM(TM), the attributes of which include nonvolatility and the ability to be both read and written randomly. While the basic development work on the technology is close to completion, no revenues from the technology have yet been received and no revenue producing agreements have been signed. Micromem and Micromem's investors, therefore, face a number of significant risks, which are described below.

         Micromem Currently Has No Source of Revenue.

         Micromem currently has no revenues from either the sales of products or the licensing of technology. Micromem's objective is to focus on specific market segments for which its MAGRAM(TM) technology would be suited and then either manufacture products adapted for use by those market segments or license the MAGRAM(TM) technology and work with each licensee to adapt the technology to meet that licensee's particular needs. Decisions as to which market segments Micromem will concentrate on first and as to the approach Micromem will take with those market segments have yet to be made.

         Products Using the Technology Have Not Yet Been Manufactured in Large Quantities.

         Micromem's success depends on whether the MAGRAM(TM) technology can be manufactured in large quantities at competitive prices. Working prototypes and samples of the technology have been produced but large scale manufacturing has not yet been undertaken. Failure to be able to manufacture large quantities at competitive prices could seriously hurt Micromem's ability to generate revenues.

         Competition From Existing or Future Technology Could Seriously Affect the Company.

         Micromem is seeking to compete in a market currently dominated by other strong and well-established technologies, particularly Dynamic Random Access Memory or DRAM. Even if MAGRAM(TM) has technological advantages over those other technologies, the inability of MAGRAM(TM) to compete on other grounds such as price or manufacturing volume, or the saturation of the market due to large existing inventories of the other technologies or existing long-term contracts for such technologies, could seriously impair Micromem's ability to generate revenues. In addition, the competitive pressures faced by Micromem could be enhanced if, as is likely, Micromem's competitors include established companies with greater financial or other resources and more diversified product lines than Micromem.

         Failure To Receive Continued Financing Could Cause the Business to Suffer.

         Since Micromem expects no material revenues from operations for the near future, in order to successfully market the MAGRAM(TM) technology to potential licensees or develop or acquire manufacturing capability to the extent required, and in order to continue the research and development that would be needed for further improvements, Micromem will need additional financing. Micromem will need to obtain this financing from investors and from persons who hold outstanding options and warrants. While Micromem has had sufficient funds thus far to meet its requirements, there is no assurance it will be able to continue to do so, and failure to receive sufficient funds in the future could affect its ability to market and exploit the technology.

         Because Much of Micromem's Success and Value Depends On Its Ownership and Use of Intellectual Property, Micromem's Failure to Protect That Property Could Adversely Affect Its Future Growth and Success.

         Micromem's success will depend, in part, on its ability to protect its intellectual property. Micromem relies primarily on patent, copyright, trademark and trade secret laws, as well as nondisclosure agreements and other methods to protect its proprietary technologies and processes. Despite its efforts to protect its proprietary technologies and processes, unauthorized parties may attempt to copy or otherwise obtain and use its products or technology without authorization, develop similar technology independently or design around its patents. Policing unauthorized use of Micromem's products is expensive and difficult, and Micromem cannot be certain that the steps it has taken will prevent misappropriation or infringement of its intellectual property.

         Intellectual Property Claims Against Micromem, No Matter How Groundless, Could Cause Its Business To Suffer.

         Micromem's future success and competitive position depend in part on its ability to retain exclusive rights to the MAGRAM(TM) technology, including any improvements that may be made on that technology from time to time by Micromem or on its behalf. While the MAGRAM(TM) technology is patented and Micromem knows of no challenge that has been made either against the technology or against Micromem's exclusive rights to it, and has no reason to believe that any such challenge might be made or that the grounds for any such challenge exist, if any intellectual property litigation were to be commenced against Micromem, no matter how groundless, the result would be significant expense, adversely affecting licensing and sales, and diverting the efforts of its technical and management personnel and, in the event of an adverse outcome, substantial damages and possible restrictions on the licensing and use of the technology.

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

Introduction

         Micromem Technologies Inc. ("Micromem") is a corporation under the laws of the Province of Ontario, Canada, with principal executive offices at 150 York Street, Suite 302, Toronto, Ontario M5H-2S5. Formerly known as AvantiCorp International Inc., Micromem changed its name to Micromem Technologies Inc. on January 14, 1999.

         Through a wholly-owned subsidiary, Pageant Technologies Incorporated, Micromem is engaged in the development and exploitation of patented technology known as MAGRAM(TM) which relates to high performance memory and memory intensive logic products having the characteristics of nonvolatility, which is the ability to retain information after power has been shut off, and random read/write capability, which is the ability to read or write information by going directly to the appropriate location rather than by starting at the first location and proceeding sequentially until the appropriate location is reached. Micromem currently has no revenues from either the sale of products or the licensing of technology. Micromem's objective is to focus on particular market segments for which its MAGRAM(TM) technology would be suited and then either manufacture products adapted for use by those market segments or license the MAGRAM(TM) technology and work with each licensee to adapt the technology to meet that licensee's particular needs. Decisions as to which market segments Micromem will concentrate on first and as to the approach Micromem will take with those market segments have yet to be made.

         Pageant Technologies Incorporated ("Pageant International") and its wholly-owned subsidiary Pageant Technologies (USA) Inc. ("Pageant USA") will be sometimes jointly referred to in this annual report as "Pageant" and Micromem, Pageant International and Pageant USA will be sometimes collectively referred to in this annual report as the "Company."

General History and Development of Micromem Technologies Inc.

         Micromem was incorporated under the laws of the Province of Ontario, Canada, on October 21, 1985 as Mine Lake Minerals Inc. It subsequently changed its name to Avanti Capital Corp. on June 23, 1988 and to AvantiCorp International Inc. on April 30, 1992 before becoming Micromem Technologies Inc. on January 14, 1999 in connection with its acquisition of Pageant.

         Micromem was formed to engage in the business of both mineral and oil and gas exploration and development in Canada and the United States. By 1992, Micromem's primary mining interests were held through its ownership of 605,000 common shares, representing at that time approximately 6.5%, of Ontex Resources Limited ("Ontex"), a mineral exploration company whose shares are listed on the Alberta Stock Exchange. Micromem's holdings in Ontex were reduced to 600,000 shares in 1994 and 325,000 shares in November 1998, when it sold 275,000 shares for US $149,794. In January 1999, the remaining 325,000 shares of Ontex owned by Micromem were sold. Sam Fuda, Chairman of the Board of Directors of Micromem, served as President and Chief Executive Officer of Ontex from 1986 to December 1998, and has served as Chairman of the Board of Ontex since that date. Ross McGroarty, Executive Vice President and Secretary, and a Director, of Micromem, was a director of Ontex from 1988 to September 1999.

         By 1992, Micromem's oil and gas interests centered on the development of the Valentine oil and gas field located in Lafourche Parish, Louisiana, in which it had a 6.25% interest. In 1994 Micromem increased its interest in the Valentine field to 9.75%, then sold its entire interest in 1995 to the field's operator, Aroc Inc., formerly known as Alliance Resources PLC ("Aroc"), an oil and gas exploration company whose shares are listed on the London Stock Exchange, in exchange for 18,000,000 Aroc common shares and US $150,000. In fiscal year 1997 a one for 40 reverse split of the Aroc common shares resulted in a reduction of the number of common shares being held by

Micromem from 18,000,000 shares to 450,000 shares which, at March 31, 2000, had a quoted market value of US $22,500.

         Micromem also owned interests in six Crown granted mining claims in British Columbia and 30 unpatented mining claims in Ontario. These interests, which had an aggregate carrying value of US $153,564 at the end of fiscal year 1992, were written down to nominal value by Micromem in fiscal year 1995 and written off in fiscal year 1998 when all remaining unpatented claims lapsed.

Purchase of Pageant Technologies Incorporated

         On January 11, 1999, Micromem completed the acquisition of 100% of the capital stock of Pageant Technologies Incorporated, a company incorporated under the laws of the Turks & Caicos Islands ("Pageant International"), in exchange for 32,000,000 Common Shares and warrants for the purchase of an additional 1,000,000 Common Shares (the "Warrants"), representing 88.94% of the outstanding Common Shares of Micromem (89.24% assuming exercise of all the Warrants). The Warrants were exercisable at CDN $2.00 per share through January 11, 2000 and are exercisable thereafter at CDN $2.30 per share through January 12, 2001. Immediately prior to the acquisition Pageant International had only two stockholders, Ataraxia Corp., which owned 99.70% of the Pageant International shares, and Magaly Bianchini, an individual unaffiliated with Ataraxia Corp., who owned the remaining 0.30%.

         Pursuant to the terms of the purchase agreement, on January 11, 1999, Micromem issued 16,600,000 of the 32,000,000 acquisition shares to Ataraxia Corp., 100,000 to the other Pageant International owner, Magaly Bianchini, and the remaining 15,300,000 to five companies, Thorblaujep Inc. (3,466,587 shares), Skyfield Ventures (3,400,000 shares), Deux Basil Inc. (2,900,000 shares), Sterling 1850 Ltd. (2,833,413 shares) and Millcreek Limited (2,700,000 shares). Concurrently, Micromem issued all 1,000,000 Warrants to Sterling 1850 Ltd. A list of the persons who received Common Shares and Warrants from Micromem on January 11, 1999, the number of Common Shares and Warrants they received, and the number and percentage of the outstanding Common Shares such shares and Warrants represented on a fully diluted basis, are set forth in the table below:


                                  RECIPIENTS OF
                    COMMON SHARES AND WARRANTS FROM MICROMEM
                               on January 11, 1999

                                                          Shares (Fully Diluted)
Name of Recipient              Shares       Warrants       Number      Percent
Ataraxia Corp.               16,600,000            --    16,600,000     44.89%
Sterling 1850 Ltd.            2,833,413     1,000,000     3,833,413     10.37%
Thorblaujep Inc.              3,466,587            --     3,466,587      9.37%
Skyfield Ventures             3,400,000            --     3,400,000      9.19%
Deux Basil Inc.               2,900,000            --     2,900,000      7.84%
Millcreek Limited             2,700,000            --     2,700,000      7.30%
Magaly Bianchini                100,000            --       100,000      0.27%
                             ----------    ----------    ----------     -----
                             32,000,000     1,000,000    33,000,000     89.23%
                             ==========    ==========    ==========     =====

         The next day, January 12, 1999, Ataraxia Corp. transferred 12,700,000 of its 16,600,000 acquisition shares to five companies, Levan Trading SA (3,200,000 shares), Saigon Holdings Ltd. (3,100,000 shares), Chaimina Foundation (2,900,000 shares), Marose Holdings Ltd. (1,900,000 shares) and Hibernian Trust Co. Ltd. (1,500,000 shares), and one individual, David Formosa (100,000 shares). In addition, Sterling 1850 Ltd. transferred 971,824 of the 1,000,000 Warrants to 29 persons in amounts ranging from 5,737 to 200,000 Warrants (0.02% to 0.54% of the issued and outstanding Common Shares assuming exercise of all Warrants). The remaining 28,176 Warrants were retained by Sterling 1850 Ltd. until April 30, 1999 when they were sold to a company controlled by Sam Fuda,

Chairman of the Board of Directors of Micromem, for US $3.12 per Warrant, who then exercised all of the Warrants at CDN $2.00 per share.

         A list of the persons who received Common Shares from Ataraxia Corp. and Warrants from Sterling 1850 Ltd. on January 12, 1999, the number of Common Shares and Warrants they received, and the number and percentage of the outstanding Common Shares such shares and Warrants represented on a fully diluted basis, are set forth in the table below:

                                  RECIPIENTS OF
                        COMMON SHARES FROM ATARAXIA CORP.
                                       AND
                        WARRANTS FROM STERLING 1850 LTD.
                               on January 12, 1999

                              Shares From  Warrants From  Shares (Fully Diluted)
Name of Recipient              Ataraxia    Sterling 1850     Number      Percent
Levan Holdings SA              3,200,000        --          3,200,000     8.26%
Saigon Holdings Ltd.           3,100,000        --          3,100,000     8.38%
Chaimina Foundation            2,900,000        --          2,900,000     7.84%
Marose Holdings Ltd.           1,900,000        --          1,900,000     5.14%
Hibernian Trust Co. Ltd.       1,500,000      70,500        1,570,500     4.25%
Clifford Goodwill                   --       200,000          200,000     0.54%
I-SM Ltd.                           --       112,500          112,500     0.30%
David Formosa                    100,000        --            100,000     0.27%
Gael E. Rowland                     --       100,000          100,000     0.27%
Pacific Star Ltd.                   --        76,200           76,200     0.21%
Rick Corbett                        --        50,000           50,000     0.14%
Bob and Wendy Erikson               --        50,000           50,000     0.14%
Daniel and Geraldine Gentsler       --        50,000           50,000     0.14%
Bill Hillman                        --        37,500           37,500     0.10%
Irving Bakerman                     --        25,000           25,000     0.07%
Andy Warden                         --        25,000           25,000     0.07%
Thomas Sheppard                     --        15,000           15,000     0.04%
Dawn Brecher                        --        12,500           12,500     0.03%
Todd English                        --        12,500           12,500     0.03%
Laurie Formosa                      --        12,500           12,500     0.03%
Michael French                      --        12,500           12,500     0.03%
Mark Hassett                        --        12,500           12,500     0.03%
Ronald Mitchell                     --        12,500           12,500     0.03%
Connie Polmantwin                   --        12,500           12,500     0.03%
William T. Schwartz                 --        12,500           12,500     0.03%
Merle Sheilds Long                  --         9,287            9,287     0.03%
Lynda Lee Hillman                   --         7,600            7,600     0.02%
Murray DeGiralamo                   --         6,250            6,250     0.02%
Brian McLaughlan                    --         6,250            6,250     0.02%
Janette Merrick                     --         6,250            6,250     0.02%
Michael Salisbury                   --         6,250            6,250     0.02%
Jeff Suave                          --         6,250            6,250     0.02%
Michele Suave                       --         6,250            6,250     0.02%
Christina Hillman                   --         5,737            5,737     0.02%
                              ----------  ----------       ----------    -----
                              12,700,000     971,824       13,671,824    36.97%
                              ==========  ==========       ==========    =====

         As a result of the transfers described above, by the close of business January 12, 1999, the day following the acquisition, Ataraxia Corp. owned 10.84% of Micromem's outstanding Common Shares (10.55% assuming exercise of the Warrants). The balance of the acquisition shares were held by ten other companies who owned from 4.17% to 9.63% of Micromem's outstanding Common Shares (4.06% to 9.37% assuming exercise of the Warrants), and two individuals who each owned 0.28% (0.27% assuming exercise of the Warrants). The Warrants were held by 30 persons in amounts ranging from 200,000 to 5,737 Warrants (0.54% to 0.02% of the Common Shares assuming exercise of all Warrants), including Hibernian Trust Company with 70,500 Warrants and Sterling 1850 Ltd. with 28,176 Warrants. A list of the persons who held the Common Shares and Warrants issued by Micromem in the acquisition as of the close of business January 12, 1999, the number of shares and Warrants they held and the percentage of the outstanding Common Shares such shares and Warrants represented on a fully diluted basis are set forth in the table below:


                   HOLDERS OF ACQUISITION SHARES AND WARRANTS
                             as of January 12, 1999

                                                                         Shares (Fully Diluted)
Name of Holder                                  Shares    Warrants        Number       Percent
Ataraxia Corp.                                 3,900,000         --      3,900,000     10.55%
Thorblaujep Inc.                               3,466,587         --      3,466,587      9.37%
Skyfield Ventures                              3,400,000         --      3,400,000      9.19%
Levan Trading SA                               3,200,000         --      3,200,000      8.65%
Saigon Holdings Ltd.                           3,100,000         --      3,100,000      8.38%
Chaimina Foundation                            2,900,000         --      2,900,000      7.84%
Deux Basil Inc.                                2,900,000         --      2,900,000      7.84%
Sterling 1850 Ltd.                             2,833,413       28,176    2,861,589      7.74%
Millcreek Limited                              2,700,000         --      2,700,000      7.30%
Marose Holdings Ltd.                           1,900,000         --      1,900,000      5.14%
Hibernian Trust Co. Ltd.                       1,500,000       70,500    1,570,500      4.25%
Clifford Goodwill                                   --        200,000      200,000      0.54%
I-SM Ltd.                                           --        112,500      112,500      0.30%
Magaly Bianchini                                 100,000         --        100,000      0.27%
David Formosa                                    100,000      100,000                   0.27%
Gael E. Rowland                                     --        100,000      100,000      0.27%
Holders having less than 100,000
  shares on a fully diluted basis as a
  group(1)                                          --        488,824      488,824      1.32%
                                              ----------   ----------   ----------    ------
                                              32,000,000    1,000,000   33,000,000     89.24%
Shares Previously Outstanding                  3,980,646         --      3,980,646     10.76%
                                              ----------   ----------   ----------    ------
                                              35,980,646    1,000,000   36,980,646    100.00%
                                              ==========   ==========   ==========    ======

1 Includes 25 holders holding Warrants in amounts ranging from 76,200 to 5,737 (0.21% to 0.02% assuming exercise of all Warrants). See table on page 5 for a complete list of the holders.


         None of the persons who received Micromem Common Shares or Warrants by January 12, 1999 were affiliated with each other or with Micromem except for (i) Ataraxia Corp., Sterling 1850 Ltd. and Hibernian Trust Co. Ltd., and (ii) Marose Holdings Ltd. and David Formosa. Hugh O'Neill, the controlling stockholder of Ataraxia Corp., is a member of the management of Sterling 1850 Ltd. and a director of Hibernian Trust Co. Ltd. Mr. O'Neill controls Sterling 1850 Ltd. and Hibernian Trust Co. Ltd. as well as Ataraxia Corp., and is considered to have beneficial ownership of the Common Shares and Warrants owned by all three, which totaled 8,332,089 Common Shares (assuming exercise of all Warrants) or 22.53% as of January 12, 1999. All of the shares held by Hibernian Trust Co. Ltd., being 1,500,000 shares or 4.06% (assuming exercise of the Warrants) were held in trust for Tillion Investment Co. Ltd., a Bahamian company, and were subsequently distributed to it. As of April 25, 2000, neither

Sterling 1850 Ltd. nor Hibernian Trust Co. Ltd. owned any Common Shares or Warrants. David Formosa is the controlling shareholder of Marose Holdings Ltd. Neither David Formosa nor Marose Holdings is affiliated with Micromem, though Mr. Formosa served as a director of Micromem from January 25, 1999 to March 9, 1999. Magaly Bianchini, one of the two Pageant International selling stockholders, had no affiliation with Micromem until February 25, 2000, when she was appointed to the Micromem Board of Directors.

         Of the 30 persons holding Warrants at the close of business January 12, 1999, the only persons who either had affiliations with Pageant or Ataraxia or held Common Shares were Sterling 1850 Ltd., which had 28,176 Warrants (0.08% of the issued and outstanding Common Shares assuming exercise of all Warrants and, together with its 2,833,413 shares, 2,861,589 shares or 7.74% assuming exercise of all Warrants) and Hibernian Trust Company Ltd. which had 70,500 Warrants (0.19% of the issued and outstanding Common Shares assuming exercise of all Warrants and, together with its 1,500,000 shares, 1,570,500 shares or 4.25% assuming exercise of all Warrants).

         The distributions of Common Shares and Warrants described above made on January 11, 1999 by Micromem pursuant to the instructions of Ataraxia Corp. and on January 12, 1999 by Ataraxia Corp. and Sterling 1850 Ltd., were made for the purpose of repaying loans and paying for services rendered to Ataraxia Corp. during the period when Ataraxia Corp. was organizing Pageant International and acquiring and developing the MAGRAM(TM) technology. Thorblaujep Inc. had loaned $175,000 in cash and had provided development services. Skyfield Ventures had introduced Ataraxia Corp. to Micromem. Deux Basil Inc. had loaned $150,000 and had provided development services. Levan Holdings SA had loaned $240,000. Saigon Holdings Ltd. had loaned $223,000. Chaimina Foundation had loaned $217,5000. David Formosa, directly and through Marose Holdings Ltd., had provided development services. The Warrants were distributed to persons who had helped finance the early stage development of the MAGRAM(TM) technology or had provided services for that purpose, including key personnel of Ataraxia or of the University of Utah.

         The total purchase price for the Pageant International Common Stock was US $30,000,000, based on a valuation report prepared by the business appraisal firm Business Equity Appraisal Reports, Inc. ("Bear"), entitled Estimated Market Value of HFRAM Technology as of July 6, 1998 (the "Bear Report"). (HFRAM, or "Hall Ferromagnetic Random Access Memory" is the technology now referred to by Micromem as MAGRAM(TM).) The value of the Common Shares to be used to pay the purchase price was determined through arm's length negotiations using as a point of reference the price per Common Share of US $1.16 on September 23, 1998.

         On January 11, 1999, immediately following the acquisition, Stephen Fleming, the President and Chief Executive Officer of Pageant USA, was elected to Micromem's Board to join Sam Fuda and Ross McGroarty, who had served as directors since 1992 and 1988, respectively. The Board then elected Mr. Fuda as Chairman, Mr. Fleming as President and Chief Executive Officer, and Mr. McGroarty, who had been serving as President, as Executive Vice President and Secretary. Subsequently, on March 18, 1999, Robert Patterson, who had been serving as Chairman of the Board and Vice President of Corporate Development of Pageant USA, was elected President and Chief Executive Officer of Micromem to replace Mr. Fleming. On November 15, 1999, Antonio Lopes was appointed Chief Financial Officer of Micromem.

         The primary asset of Pageant International is an undivided 50% interest in a patent, registered in the United States with corresponding patent applications in Europe and Japan, for nonvolatile random access memory technology called MAGRAM(TM). The balance of the 50% interest is owned by Estancia Limited, a company incorporated under the laws of the Turks & Caicos Islands, which has granted Pageant International an exclusive worldwide license (the "MAGRAM(TM) License") to develop, manufacture and sell the MAGRAM(TM) technology. The MAGRAM(TM) License, which was originally executed by Ataraxia Corp. and then assigned to Pageant International with the written consent of Estancia Limited, also provides that if Pageant International, as approved assignee of Ataraxia Corp., sells the rights to the MAGRAM(TM) technology to a third party not owned or controlled by it, it will have to pay Estancia Limited 50% of the proceeds from such transaction. This provision makes it clear that in the event of the sale of all of the MAGRAM(TM) technology rights, 50% of the proceeds would go to Estancia Limited, reflecting its 50% undivided interest in the technology, rather than 40% reflecting its royalty rights under the

MAGRAM(TM) License. Estancia Limited is controlled by Mr. John Zammit. Mr. Zammit has no direct control relationship with Micromem, and the management of Micromem is not aware that Mr. Zammit has any indirect control relationship with Micromem or any control relationship, direct or indirect, with Ataraxia Corp.

         The acquisition of Pageant International was treated as a reverse purchase acquisition for accounting purposes. A reverse acquisition is deemed to have occurred when a company uses so much of its voting stock to purchase another company that the former stockholders of the acquired company could be said to have ended up controlling the company doing the acquiring. In the case of the purchase of Pageant International by Micromem, the two former shareholders of Pageant International ended up with a greater number of voting shares than did the pre-acquisition Micromem shareholders and therefore have been deemed to have apparent control. The consolidated financial statements of Micromem are presented as a continuation of the financial position and results of Pageant International, even though Micromem remains the legal parent and Pageant International remains the legal subsidiary. The primary consequence of the application of this treatment to the acquisition is that the patent rights are recorded at US $100, the historical value at which they were carried on the Pageant International balance sheet, rather that the being increased to reflect the significantly greater valuation ascribed to them by the Bear Report.

The MAGRAM(TM) Technology

         Background

         MAGRAM(TM), which stands for "magnetic random access memory," is a ferromagnetic based technology designed to provide digital nonvolatile memory that can be both read and written randomly, and consists of microscopic ferromagnetic rods which are stacked together vertically on a substrate of material such as silicon or glass, making a digital memory array. Each rod provides 1 bit of data based on its ability to alternate between states of magnetic polarization, which states are read by a sensor attached to the rod. Since a rod's state is determined by magnetic polarity rather than by the presence of an electric charge, memory devices using the rods will not lose information when power is cut off. The various characteristics of MAGRAM(TM) can be better understood by describing them in the context of the three basic types of memory used by present day computers, Random Access Memory (RAM), Read Only Memory (ROM), and secondary storage devices such as floppy and hard disks. The three types of memory are described below.

         Random Access Memory (RAM) is memory that can be both read and written randomly, which means that its storage locations can be accessed in any order. Thus, a computer using RAM can find and go directly to the selected location rather than performing a sequential search. RAM is usually semi-conductor based and is considered a computer's main or primary memory, because it is either in, or closely associated with, the computer's central processing unit (CPU or processor), the computational or control unit of the computer responsible for interpreting and executing instructions. RAM, however, is also generally volatile, which means that all stored information vanishes once the power supply is removed. As a consequence, all of the information must be restored each time the power is resumed.

         Two typical examples of RAM are Dynamic Random Access Memory and Static Random Access Memory. Dynamic Random Access Memory (Dynamic RAM or DRAM) uses integrated circuits containing capacitors, resulting in significant storage capacity and speed. DRAM can be written and read in the speed range of less than 100 nanoseconds. In addition to being volatile, however, DRAM has a second major drawback, which is that its capacitors lose their charge over time and therefore information contained in DRAM must be continually refreshed. Basically, this means that on average DRAM must stop operations every 16-30 milliseconds and restore all of the data it contains, failing which the data will disappear. During this refresh time, the processor has no access to the information being refreshed.

         Static Random Access Memory (Static RAM or SRAM) differs from DRAM in that it stores information in a logic circuit referred to as a flip-flop, rather than in a capacitor. SRAM memory does not need to be refreshed while the power is on, but -- like DRAM memory -- loses its information once the power is turned off. SRAM memory is less commonly used than DRAM memory because it has roughly a quarter of the density of DRAM memory and has more complex circuitry, although SRAM is becoming more commonly used as cache memory, which is used in close association with CPUs.

         Read Only Memory (ROM), like RAM can be read randomly, but cannot be written randomly. Unlike RAM, however, it is non-volatile and does not lose its information when a computer's power is cut off. ROM is typically employed to store vital program information required during the first moments after a computer is powered on. It may be used for such purposes as forcing system test routines or preparing the processor for work by pointing to input/output devices needed for further instructions or for controlling access to certain computer devices or subsystems such as hard drives. ROM, however, has one major drawback, which is that in most cases, once in place, it cannot be rewritten and even when it can, it cannot be rewritten quickly and efficiently.

         Speed and random accessibility of memory data are key to successful and efficient computer operation. However, although DRAM and ROM are both digital memories, each having benefits and drawbacks, it has been difficult to reach a middle ground and maximize the potential of a synthesis of the two. The basic objective of MAGRAM(TM) is to utilize ferromagnetic technology to combine the best, seemingly mutually exclusive features of both these memories: nonvolatility, speed, random read and no refresh requirement in the case of ROM, and random read/write and high density in the case of DRAM.

         Disks, both floppy and hard, are secondary storage devices. Floppy Disks are light and portable, and are written and read by a motor driven mechanical drive. They normally have a storage capacity in the kilobyte to low megabyte range. The hard drive in which Hard Disks are located has become the workhorse of mass and archival storage. Hard disks traditionally store vast amounts of programs and raw and processed data which can be written and read indirectly by the processor, far exceeding floppy disks in storage capacity. Both Floppy Disks and Hard Disks are non-volatile and can be both written and read, but being serial (as opposed to parallel) devices, they are considerably slower than RAM.

         Description of the MAGRAM(TM) Technology

         The MAGRAM(TM) technology is based on the same physical principle employed by magnetic disks, diskettes, and audio, video and digital tapes, and is similar to the old "core" memories used in early main frame computers. Those devices all rely on ferromagnets to store data and, as a consequence, are intrinsically reliable because once a ferromagnet has experienced a polarity reversal, only a force equal and opposite to that which set it to its present state will change its magnetic moment or polarity. The MAGRAM(TM) technology, unlike the old "core" memories, has passive read capability, which means that the memory cells can be read any number of times using only a single read cycle for each read event, and that no write or restore cycles are required. The "core" memories, though nonvolatile and technically requiring no refresh, must be "flipped" or reversed in order to be read, which process requires several operations, including write cycles, and therefore effectively could be considered similar to refresh.

         In addition, the strength of ferromagnets appears not to be weakened by repeated polarity reversals over time. MAGRAM(TM) substitutes individual ferromagnetic elements in place of the capacitor/transistor (DRAM) or flip-flop
(SRAM) designs now most widely used. The main advantages of the ferromagnetic technology over the capacitor/transistor-based (DRAM/SRAM) technologies is expected to be that:

         a) the stored information will be non-volatile, i.e., data will not be lost when power is removed;
         b)       the need for memory refresh cycles would be eliminated;
         c) the need for other types of memory, such as DRAM, cache and ROM, may be reduced or eliminated;
         d)       heat production should be reduced;
         e) the need for constant save routines and even uninterruptible power supply devices should be reduced or eliminated; and
         f) the need for batteries, a major source of environmental pollution, is eliminated.

         In a computer system designed around a device using such technology ideally only one type of memory would be needed, replacing ROM, RAM and even hard drives. A system centered around this memory technology would be considerably faster, would rely on less software "overhead," and ultimately would be safer for data. Sequences used to start up a computer when its power is turned on, now stored in ROM, could be stored in protected areas of RAM and therefore could be easily modified. Sequences triggered when a computer is turned off, whether intentionally or otherwise, could be reduced or eliminated in that current register contents could be saved to RAM. Moreover, the operating system itself could be resident in RAM, rather than having to be reloaded from the hard drive each time power is restored. Thus, MAGRAM(TM) conceivably could take the place of all standard digital memory devices in a typical computer, in which case the need to allocate archival memory devices or mass memory for operating systems and other programs would disappear, since they could be accessed and run directly from a single memory system.

         Devices incorporating this memory storage technology have the potential to be as fast as or faster than current DRAM or SRAM technology. The MAGRAM(TM) technology also has the potential to use less power in computer systems and therefore should produce less heat than conventional memory, both due to its lower power requirement and to the elimination of unnecessary refresh cycles.

         The MAGRAM(TM) technology is expected to be compatible with the existing equipment that reads and writes digital information into one-bit memory sites. In addition, it is expected that MAGRAM(TM) technology will be able to be incorporated into a memory device (e.g., chip) with minimum impact on the current digital memory device fabrication process, and could replace the current method of imbedding one-bit memory sites into a memory array. This would be of great importance to manufacturers since only a few, simple, additional steps would need to be added to the manufacturing process in order to apply this technology to the production of memory devices, although it is expected that the overall number of steps would be reduced. Perhaps even more significant than the reduction in the overall number of steps in the manufacturing process, the MAGRAM(TM) technology is expected to require no need for exotic materials or specialized equipment, enabling manufacturers to incorporate the MAGRAM(TM) technology using their current equipment, processes and personnel.

         In summary, the key characteristics to consider in understanding the potential significance of the MAGRAM(TM) memory technology are the following:

                  NON-VOLATILITY - Volatility in an electronic digital memory device refers to its inability to retain stored data subsequent to the removal of electrical power. The principal feature of MAGRAM(TM) is its ability to retain such data after loss of electrical power, and to do so indefinitely. This is particularly important when considered in the context of random, versus serial, access.

                  NO REFRESH REQUIRED - Refresh is the process of first reading, then re-writing, or restoring, data previously stored in a memory cell. It requires not only electrical energy, but computer cycles to perform. During refresh, the areas of memory storage being refreshed are inaccessible to the CPU. Refresh is costly, therefore, in terms of both time and energy, and its effect becomes increasingly significant over time, especially as computer clock and CPU speeds become faster. With MAGRAM(TM), once data is written or set into a cell, there is no need for refresh since the data will not vary until it is forcibly changed during a subsequent write cycle.

                  PASSIVE READ CAPABILITY - This feature means that the memory cells can be read any number of times using only a single read cycle for each read event, and that no write or restore cycles are required. This capability should be contrasted to the process used in some ferromagnetic memory technologies, such as "core" memories, which, though non-volatile and technically requiring no refresh, must be "flipped" or reversed in order to be read. This process requires several operations, including write cycles, and effectively could be considered similar to refresh.

                  SPEED - Computer clocks (or timers) and CPUs work in concert at high speed. These speeds are measured in MHz and in parts of a second, such as nanoseconds. Since the CPU receives programmed instructions from RAM, the RAM, being the immediate source of such data, must operate at the same speeds. One of the salient features of DRAM, leading to its heralded use in the industry, is its ability to deliver instructions and store data at such speeds. MAGRAM(TM) also is expected to operate at these high rates of speed.

                  HIGH DENSITY - Density in integrated circuit devices refers to the amount of electronics that are packed into a square unit of measure. The base unit is the micron, which is one one-millionth of a meter, or 0.0000039 inches. Typically, the greater the density of the packaging, the greater the efficiency of the device. MAGRAM(TM) cells will be small enough to compete favorably against other memory devices, whether random or serial.

                  LOW POWER CONSUMPTION - All electronic devices consume power and radiate heat. The degree to which they do depends directly on their efficiency. Memory devices based on the MAGRAM(TM) technology are expected to be energy conservative. This is due to the fact that "write" and "read" current will be required only during the short periods of time when data is being changed or retrieved. Since MAGRAM(TM) is truly non-volatile, there are no laborious energy consuming refresh cycles and the power source can be completely removed from MAGRAM(TM) devices between sessions without a loss of data. DRAM, by contrast, must be fully powered at all times when reliance on the stored data is required.

                  RADIATION HARD - Different types of radiation can damage or alter the function of integrated circuit devices. Although appropriate testing for radiation hardness (resistance to alteration and damage) has not been conducted on MAGRAM(TM) devices, it is expected that they will fare well in this category.

                  ENVIRONMENTAL TOLERANCE - Integrated circuit devices have definite temperature, humidity, atmospheric pressure and vibration tolerance limits. Since MAGRAM(TM) memories are to be built within industry standards of encapsulated devices, they are expected to be similarly tolerant.

                  INDEFINITE DATA RETENTION - Other than purposefully forcing a ferromagnet to reverse polarity, there is no known reason why it will not retain that polarity indefinitely. MAGRAM(TM) memories will be capable of this feature without the use of continuous electrical power.

                  NO FATIGUE PROBLEM - MAGRAM(TM) has no "fatigue" problem per se. Since ferromagnets are not known to decay or lose their ability to reverse and maintain polarity over time and use, the life span of MAGRAM(TM) should be as long as that of the basic device itself. Fatigue is a condition that plagues ferroelectric and other non-volatile memories such as flash. Ferroelectric memory is based on the shift of an atom within a crystal, the result of which is a reversal of electrical potential on the crystal surface, which in turn, is used to store digital data. These crystals, however, eventually break down over time and with use, so that the memory cell loses its usefulness. Because of this inherent weakness, ferroelectric memories are not reliable for constant write/read environments.

                  CONCURRENT READ/WRITE FEASIBILITY - Since MAGRAM(TM) memories require no refresh and thus no corresponding constant "address sweep" across the memory field, it should be feasible to design a memory such that one byte (group of cells) may be written simultaneously with a read operation on the same die (memory area) so long as those two addresses are not the same.

                  NON-EXOTIC TECHNOLOGY - MAGRAM(TM) memories are expected to be composed of inexpensive, easily obtainable materials.

Patents

         A U.S. patent for the MAGRAM(TM) Technology (U.S. Patent 5,295,097 entitled Nonvolatile Random Access Memory, the "Patent") was issued to Richard
M. Lienau on March 15, 1994. Mr. Lienau has also filed corresponding patent applications for Europe (application no. 93918644.1) and Japan (application no. 505547/199) (the "Patent Applications"). On November 18, 1997, Mr. Lienau assigned his entire right, title and interest in the Patent and Patent Applications to Estancia Limited and on November 19, 1997, Estancia Limited assigned a nontransferable undivided 50% interest in the Patent and Patent Applications to Pageant International through Pageant International's parent company Ataraxia Corp. A patent was subsequently issued with respect to the European Patent Application. The Japanese Patent Application is still pending.

         In addition to an undivided 50% interest in the Patent and Patent Applications, Pageant International has been granted an exclusive worldwide license to develop the MAGRAM(TM) technology and manufacture and sell the related products. The License was granted by Estancia Limited to Pageant International's then parent company Ataraxia Corp. pursuant to an agreement dated September 17, 1997 among Ataraxia Corp., Estancia Limited and Richard M. Lienau (the "License Agreement"), which Ataraxia Corp. assigned to Pageant International on October 22, 1997. The License Agreement also provides that Estancia Limited and Richard Lienau will grant to Pageant International a right of first refusal to acquire rights in respect of any patent improvements or new technology or application developed or under the control of Estancia Limited or Richard Lienau relating to any invention, technology, application or product which may reasonably be regarded as similar to or competitive with the MAGRAM(TM) technology. The License Agreement requires Pageant International pay to Estancia Limited or its nominee a royalty of 40% of the gross profits less expenses agreed by the parties for each technology license sold. Additionally, Pageant International will pay Estancia Limited 40% of any per unit royalty received by Pageant less properly documented reasonable expenses directly related to the obtaining of said royalties and as agreed by the parties in writing. Pageant International will also pay Estancia Limited 40% of any other revenues (less those expenses agreed by the parties) of Pageant International related to the grant of rights or use of the MAGRAM(TM) technology by Estancia Limited, exclusive of participation of Estancia Limited in the contract.

         The License Agreement requires Pageant International to provide the funding necessary to support the work then being done by the University of Utah (see "Research and Development") to develop a prototype and to test, manufacture, document or otherwise take the technology to the marketplace. Pageant International also is to be responsible for all marketing, sales and licensing of the technology. In the event of default by Pageant International, all right, title and interest in the technology and related intellectual property rights transferred to Pageant International under the License Agreement shall revert back to Estancia Limited.

         The Company continued to apply for patents covering discoveries made during its ongoing development program. Since the acquisition, the Company has filed over a dozen patent applications related to the MAGRAM(TM) technology in the United States with corresponding applications in significant jurisdictions around the world.

Research and Development

         Pageant entered into a Research Agreement dated as of November 24, 1997 with the University of Utah (the "Research Agreement") providing for work to be performed by University faculty, staff and students within the University's Department of Electrical Engineering for the purpose of producing a working prototype of a micron scale, integrated circuit ferromagnetic nonvolatile random access memory. The Research Agreement also provided that the University would own all rights, title and interest in all inventions and improvements conceived or reduced to practice by the University or University personnel, and could at its election file all related patent applications, but that the University must grant to Pageant, on such terms and conditions as the University may specify, an option for an exclusive license on any such inventions, improvements, applications or patents. As of April 26, 2000, the

University had neither filed any such applications nor given any notice to Pageant of any such inventions or improvements.

         The Research Agreement broke down the actual research and development work into two phases. The first phase was to consist of a series of tests and actions with respect to the development of a single micron scale memory cell, from the research of appropriate ferromagnetic materials for use in such a cell to the testing of such a cell for various capabilities under a variety of conditions appropriate for such a device. The second phase was to consist of the construction, testing and packaging as finished products of groupings of bytes of such cells from an 8 bit (one byte) grouping to groupings to the order of 32 to 64 bytes. The first phase testing was completed in December 1999 with the production by the University of 8 bit technology evaluation samples. Micromem does not envision a need for 32 to 64 byte samples at this time. The total cost to the Company for the work done by the University of Utah was $515,000.

         On December 9, 1999, as the University of Utah was completing its work under the Research Agreement, Pageant USA entered into an Agreement (the "DOE Agreement") with AlliedSignal Federal Manufacturing & Technologies ("AlliedSignal") operating under contract with the US Department of Energy ("DOE") to conduct an engineering evaluation of the MAGRAM(TM) technology as embodied in the 8 bit samples prepared by the University of Utah. The evaluation was to be conducted at the DOE's Kansas City, Missouri facility managed for DOE by AlliedSignal. AlliedSignal was subsequently acquired by Honeywell, Inc. ("Honeywell"), which assumed responsibility for both performance of the DOE Agreement and management of the DOE Facility.

         During the course of its evaluation, Honeywell concluded that a vertically stacked configuration of memory cell arrays would present far greater market opportunities than the flat 8 bit array samples that had been produced by the University of Utah. The Company had been planning to market the MAGRAM(TM) technology to potential licensees using the 8 bit samples, assuming successful results from Honeywell's evaluation, but following discussions with Honeywell the Company decided to set those plans aside and prepare samples using the configuration Honeywell recommended.

         Preparation of the new samples for Honeywell was done by Pageant at the University of New Mexico's Center for High Technology Materials (the "CHTM") in Albuquerque. Pageant had been planning to undertake its own research and development work, as well as the limited production of memory modules employing the MAGRAM(TM) technology, upon termination of the Research Agreement with the University of Utah at the end of 1999. For that purpose it had been negotiating for space at a specially designed research and manufacturing facility then under construction at the University of Utah's Research Park in Salt Lake City. The Salt Lake City facility experienced significant delays, however, and the decision was made to look elsewhere. On December 31, 1999, Pageant entered into a Use Agreement with the Regents of the University of New Mexico (the "Use Agreement") for the use by Pageant of laboratory space and specialized equipment at the CHTM through December 9, 2000, at a rate of $500 for each day Pageant actually used the space and equipment, but in no case more than $3,000 per month. The laboratory space subject to the Use Agreement consists of the University of New Mexico's class 100/1000 clean room, sputter deposition laboratory and test equipment laboratories. The equipment covered by the Use Agreement includes, among other things, equipment capable of working at a level of miniaturization deemed desirable by Honeywell.

         In mid April, 2000, Pageant delivered to Honeywell a series of differently arrayed micron scale configurations, fully embedded on a substrate, that it had produced at the CHTM. Honeywell's evaluation of the arrays will consist of a series of tests, such as stress tests to measure the effect of temperature extremes, shock, vibration, static discharge and high electrical currents, and tests to measure speed and power consumption under both read and write conditions.

         While one of the options under consideration is for Pageant to undertake its own manufacturing, the likelihood is that it will be primarily dependent on licensees, contract manufacturers or commercial partners to manufacture its proposed products. Although this dependence on third parties for manufacturing may adversely affect operating results as well as Pageant's ability to develop and deliver products on a timely and competitive basis, Management believes that there is ample capacity within the memory cell manufacturing industry to accommodate Pageant's needs for the foreseeable future. Management further believes that the competitiveness among contract manufacturers will ensure that adequate and reliable supplies of materials can be sourced in a cost effective manner for the foreseeable future.

         At April 25, 2000, the Company had nine full time employees, one part time employee and two paid consultants.

Market Opportunities

         The MAGRAM(TM) technology potentially applies to many different markets. Products using the technology can be implemented as a subcomponent, a component or a stand alone system. The technology has a varied number and type of applications because of such special attributes as high level of speed, low power consumption, elimination of refresh cycles, and retention of memory without power.

         There are a number of market segments that could be expected to make immediate use of MAGRAM(TM) Technology. Virtually every cell phone contains flash memory integrated circuits, and cell phone manufacturers are forced to continually strive for the longest life per battery charge in an effort to satisfy consumer needs and remain competitive. The MAGRAM(TM) Technology would be a great asset to these manufacturers since it would consume less power than flash memory circuits and does not have write cycle limitations. Similarly, small handheld devices such as two way pagers, palm PC's and organizers do not have disk memory to store information. Due to this limitation, they are typically forced to use flash memory in an effort to conserve power. As in the case of cellular phones, MAGRAM(TM) would provide a meaningful alternative. Many devices use custom ASIC's (application specific integrated circuits) to replace a group of components in an effort to reduce the size, weight, cost and power consumption of a circuit. The auto industry, for example, is a major user of ASIC technology. Although there are many advantages to ASIC's, one major disadvantage is that they typically require long development cycles. Moreover, if the ASIC has a design flaw that requires correction, the modification process could extend the design cycle by an additional 2-6 months. Incorporation of the MAGRAM(TM) technology into ASIC designs would allow for changes to be made without redesigning the ASIC and restarting the cycle, thus saving designers critical time. A great many household appliances contain small memory devices to store time or simple instructions. The MAGRAM(TM) technology provides a low cost method of providing nonvolatile memory to store user preferences for devices like clocks so they need not be reprogrammed after the power has been removed or turned off. Examples of appliances that could make immediate use of this technology are VCR's, digital clocks, answering machines and microwaves.

         These are just examples of immediate applications of the MAGRAM(TM) technology in the marketplace. The list is not exhaustive and basically anything electrical that has a memory could benefit from MAGRAM(TM). Other possible uses would certainly be in hard drive replacements, RAM type floppies, personal pocket memories, and various devices employed in the military and space programs.

         The computer industry presents a particularly important market for the MAGRAM(TM) technology for a number of reasons. The industry is experiencing a growing need to develop memory that is fast enough to keep pace with high CPU clock speeds. The current hard disk is too slow and prone to wear and frequent failure, being an electro-mechanical device consisting of spinning platters upon which data is stored and accessed by moveable arms that seek the data from place to place on the platters. MAGRAM(TM), on the other hand, is based on a ferromagnetic material virtually impervious to internal defect and change, and will be marketed as a viable solution to these industry problems. Both the new market and the upgrade market will be targeted.

         The market for memory chips is extremely large. The BEAR Report stated that, in a reference to ". . . chips manufactured and distributed to OEMs and other volume channels, various sources estimate the total market which is potentially relevant to this technology to be on the order of $40-50 billion and growing at 30% per year." Management believes that successful incorporation of the MAGRAM(TM) technology would be of immense value to any of the large chip makers.

Marketing Strategy

         Prior to the DOE Agreement, the Company had been pursuing the establishment of a partnership between it and one or more major memory manufacturers on the grounds that combining the MAGRAM(TM) Technology with the strength of such strategic partners in the marketplace would make it easier for the Company to obtain highly favorable licensing agreements with other major companies worldwide. Preliminary information from Honeywell has made management aware that a strategy that excludes a manufacturing option may not optimize the Company's potential for revenue. As a result of this information, licensing discussions have been delayed while further consideration is given to formulating a new market strategy with the assistance of the information being generated by Honeywell under the DOE Agreement, which strategy could include the Company manufacturing products as well as licensing the technology.

         The BEAR Report stressed the importance of finding a strategic partner, noting that until such a partner had been located, "some caution concerning [MAGRAM's(TM)] present market value is necessary." Having said that, however, the BEAR Report proceeded to state that "[n]evertheless, it is impossible to ignore the extraordinary potential market for this technology . . ." and concluded that, based on the assumptions and qualifications set forth in the report, ". . . it is our opinion that the market value of the technology, in its current state of development, is approximately $30 million." As development progresses, management believes that the market value of the technology will increase. However, since the technical risk appears to be relatively low, the increase in value with completion of a prototype is also likely to be low. Management believes that the next significant increases in market value will come after a marketing strategy is implemented and products based on the technology are introduced to the marketplace.

Competition

         Technological competition in the memory technology industry is intense and is characterized by rapidly changing technology, short product life cycles, cyclical oversupply and rapid price erosion. Pageant's success depends significantly upon its ability to obtain and maintain a competitive position in the development or acquisition of products and technology in its area of concentration. Rapid technological development by others may result in actual and proposed products or technology becoming obsolete in a relatively short period of time. Some of Pageant's competitors will have substantially greater financial and technical resources, manufacturing and marketing capabilities than Pageant. In addition, some of Pageant's potential competitors have significantly greater experience in undertaking beta testing and cookbook trials of new or improved hardware computer products. Such competitors may have, unknown to Pageant, products which are technologically superior to those of Pageant.

         Most of the established technologies with which MAGRAM(TM) will compete, while well established in the marketplace, lack one or more of MAGRAM's(TM) special characteristics. EPROMs (erasable programmable read-only memory) and EEPROMs (electrically erasable read-only memory) can be erased and rewritten, but must be written "en masse," rather than at the individual word level. "Flash" memory is a form of EEPROM that is widely used today in such devices as cell phones, modems and personal digital assistants, handheld devices otherwise known as PDAs. The drawbacks to Flash memory are that write times are slower, the number of read/write cycles are limited and it can be more difficult and expensive to manufacture. Another competitive product is DRAM or SRAM backed by a lithium battery with enough low level voltage and support circuitry to perform the necessary refresh cycles. The retention time for such memory could be long, depending on the life of the battery, but the cost is high.

         DRAM (Dynamic Random Access Memory) is a digital memory device ubiquitous in the computer industry. It is usually found as RAM (Random Access Memory) in computers of all sizes and types throughout the world. The principal reasons for its popularity are that it is fast (write/read times less than 100ns (nanoseconds; 1/100,000,000 part of a second)), dense (many bytes of data in a small area) and inexpensive. Speed and density are important because the CPU (Central Processing Unit), the device that oversees all activities in a computer, must work closely with RAM, which holds software (instructions) and data (information) for immediate, rapid bi-directional access.

         DRAM has drawbacks, however, the primary one being that it is volatile. Volatile devices cannot retain, or "remember" data after their power is removed. Furthermore, even with available power, DRAM devices are unable to retain data longer than about 30ms (milliseconds; 1/1,000 part of a second). Some have a shorter retention span; as low as 4-5ms. This negative factor requires an action called "refresh," and means that the data in DRAM is restored at least every 30-33ms, or some 30 times per second. During refresh, access to RAM by the CPU is denied, and no write/read functions can take place. In addition, though DRAM devices are inexpensive, their manufacture, or fabrication, requires many steps to complete.

         MAGRAM(TM) devices, on the other hand, have several advantages over DRAM devices. First, and foremost, they are non-volatile. This means that they retain data after power off. Moreover, they do not require refresh. Since there is no refresh, there is no need to stop access to RAM on the part of the CPU. Second, MAGRAM(TM) is as fast (write/read speeds) as DRAM, and in some cases, faster. In addition, MAGRAM(TM) devices are simpler to make than DRAMs, use less exotic tooling and therefore can be fabricated more quickly and cheaply. Although DRAMs are dense, it is expected that MAGRAM(TM) devices can be fabricated to be as dense as DRAMs in the near term.

         There are additional implications for the use of the MAGRAM(TM) technology to replace DRAMs configured as RAM. Since DRAMs are volatile, hard drives, ROMs (Read Only Memories) and cache (CPU-close fast, non-refresh, but volatile) memories are necessary to make up for DRAM deficiencies. In a computer system with MAGRAM(TM)-based RAM, MAGRAM(TM) memory devices could serve as an extension of these three other memory types and conceivably even eventually could replace them.

         While several companies have been reported to be conducting research with respect to the development of products having capabilities similar to MAGRAM(TM), management is aware of no competitive products that are currently available either commercially or for demonstration purposes that provide both true nonvolatile memory and random writes. The only product of which the Company has knowledge which comes close to those objectives is a FRAM device produced by Ramtron International Corporation. MAGRAM(TM) is also a FRAM device, but while both devices are "Random Access Memory," the Ramtron device is ferroelectric rather than ferromagnetic. This means that its nonvolatility results from the movement of an electric charge trapped in a crystal matrix rather than from the polarity reversals of ferromagnets. Although ferroelectric memory devices are non-volatile, they tend to degrade over time because each time the electric charge, or polarity, of a ferroelectric memory cell is switched, some of the crystals break down and become useless. After many uses the cell then becomes unable to maintain or "remember" enough of an electric charge to be useful. As a consequence, ferroelectric devices tend to be used in data processing circuits that require their use only on an occasional basis as, for example, in situations where data needs to be stored in an emergency.

         The ability of the Company to compete successfully depends on elements outside of its control, including the rate at which customers incorporate the Company's products into their systems, the success of such customers in selling those systems, the Company's protection of its intellectual property, the number, nature and success of competitors and their product introductions, and general market and economic conditions. In addition, the Company's success will depend in a large part on its ability to develop, introduce, and license in a timely manner products that compete effectively on the basis of product features (including speed, density, die size, and packaging), availability, quality, reliability and price, together with other factors including the availability of sufficient manufacturing capacity and the adequacy of production yields. For example, from time to time an oversupply of DRAM has caused a significant drop in DRAM prices. Such a drop conceivably could have a material adverse effect on the sale of MAGRAM(TM) products, though since the Company has not yet begun marketing MAGRAM(TM) it does not know the extent to which price sensitivity with respect to DRAM or any other product will be a relevant marketing consideration. There is no assurance that the Company will be able to compete successfully in the future.

ITEM 2.  DESCRIPTION OF PROPERTY

         Micromem maintains corporate headquarters in Toronto, Ontario, Canada. The space, consisting of approximately 2,500 square feet, is part of a larger office space leased by Ontex Resources Limited ("Ontex") pursuant to a lease that expires January 30, 2002. Micromem reimburses Ontex at cost for its space. There is no written sublease between Ontex and Micromem. Sam Fuda, Chairman of the Board of Directors of Micromem, is Chairman of the Board of Directors of Ontex. An administrative office for the use of Pageant is located in Santa Fe, New Mexico. The space consists of 1,852 square feet and is leased. The lease expires December 31, 2000. Pageant has an agreement with the University of New Mexico for the use of specialized laboratory space and equipment at the University's Center for High Technology Materials in Albuquerque, New Mexico, through December 9, 2000. See "Item 1. Description of Business -- Production."

ITEM 3.  LEGAL PROCEEDINGS

         Except as set forth below, there are no legal proceedings involving Micromem as of the date hereof, nor are any such proceedings known to be contemplated.

         In January 2000, Greenwood Construction Company ("Greenwood") filed a complaint in the Third Judicial Court in and for Salt Lake City, Utah, against Clear Blue Laboratories, Inc. ("Clear Blue"), Pageant USA and certain individuals alleging damages totaling $804,627.00 plus interest for failure to pay for work performed by Greenwood on property located in Salt Lake City, Utah. The action is based on a construction contract between Greenwood and Clear Blue. While Pageant USA is not a party to the construction contract, the complaint alleges that "Pageant [USA] and/or Clear Blue . . . are merely alter egos of each other [and of certain individual defendants]."

         Pageant USA has moved to dismiss the complaint on the grounds that it was not a party to the construction contract and had no interest in the property, and that no evidence was presented to support the allegation that Pageant USA was an "alter ego" of Clear Blue.

ITEM 4.  CONTROL OF REGISTRANT

         The following table sets forth, as of April 25, 2000, certain information with respect to (i) each person known by Micromem to be the owner of more than 10% of Micromem's Common Shares, and (ii) the officers and directors of Micromem as a group:


Title of Class   Identity of Person or Group      Amount Owned  Percent of Class
Common Shares    All officers and directors as a   2,468,610(1)      5.9%
                 group

(1) Includes (i) options granted to Sam Fuda to purchase prior to January 25, 2009, up to 800,000 Common Shares at a price per share of US $3.00, and (ii) options granted to Stephen Fleming to purchase prior to February 25, 2001, up to 500,000 Common Shares at a price per share of US $6.00.

There are no arrangements known to Micromem the operation of which may at a subsequent date result in a change of control of Micromem.

ITEM 5.  NATURE OF TRADING MARKET

         Trading in the Common Shares is quoted on the NASD's OTC Bulletin Board. The table below sets forth the high and low sales prices for Common Shares in U.S. Dollars as reported since trading began in April 1998. Micromem's fiscal year ends October 31. The Common Shares are not traded in Canada.

                                                          U.S. Dollars:
                                                   High                  Low
                                                   ----                  ---
           Quarter ended April 30, 1998          0.7500                 0.6520
           Quarter ended July 31, 1998           0.5625                 0.5000
           Quarter ended October 31, 1998        3.2500                 0.3125
           Quarter ended January 31, 1999        5.1250                 2.9375
           Quarter ended April 30, 1999          8.2500                 3.3000
           Quarter ending July 31, 1999          7.7500                 4.5000
           Quarter ending October 31, 1999       5.9690                 3.6880
           Quarter ending January 31, 2000       6.2500                 2.7500

         At April 20, 2000, approximately 15.23% of the outstanding Common Shares were held by registered shareholders with addresses in the United States.

ITEM 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

         As of the date of this Registration Statement, there are no governmental laws, decrees or regulations in Canada that restrict the export or import of capital, including, but not limited to, foreign exchange controls, or that affect the remittance of dividends or other payments to nonresident holders of Common Shares.

         There are no limitations under the laws of Canada or the Province of Ontario, or in the charter or any other constituent documents of Micromem on the right of nonresidents of Canada or persons who are not Canadian citizens to hold and/or vote the Common Shares of Micromem.

ITEM 7.  TAXATION

         The following is a summary of certain Canadian federal income tax provisions applicable to United States corporations, citizens, and resident alien individuals purchasing, holding and disposing of Common Shares. The discussion is a general summary only and does not purport to deal with all aspects of Canadian federal taxation that may be relevant to shareholders, including those subject to special treatment under the income tax laws. Shareholders are advised to consult their own tax advisers regarding the Canadian federal income tax consequences of holding and disposing of Micromem's Common Shares, as well as any consequences arising under U.S. federal, state or local tax laws or tax laws of other jurisdictions outside the United States. The summary is based on the assumption that, for Canadian tax purposes, the purchasers or shareholders (i) deal at arm's-length with Micromem, (ii) are not residents of Canada, (iii) hold the Common Shares as capital property, and (iv) do not use or hold Common Shares in, or in the course of, carrying on business in Canada (a "Non-Resident Holder").

         Dividends paid or credited on the Common Shares to a non-resident holder will be subject to a non-resident withholding tax under the Income Tax Act (Canada) at the rate of 25%, although such rate may be reduced under the provisions of an applicable income tax treaty. For this purpose, dividends will include amounts paid by Micromem in excess of the paid-up capital of the Common Shares on a redemption or a purchase for cancellation of such shares by Micromem (other than purchases on the open market). Under the Canada-United States Income Tax Convention, 1980 (the "Tax Treaty") the rate is generally reduced to 15% for dividends paid to a person who is a US resident. Dividends paid to US companies owning at least 10% of the voting stock of Micromem are subject to a withholding tax rate of 5% under the Tax Treaty as amended by the Protocol signed on March 17, 1995. Other applicable tax treaties may reduce the 25% Canadian tax rate for other Non-Resident Holders.

         A Non-Resident Holder generally will be subject to tax in Canada on capital gains realized from disposition of Common Shares, where such shares are "Taxable Canadian Property" within the meaning of the Income Tax Act (Canada). Taxable Canadian Property includes shares of a private corporation. However, it may be possible to obtain an exemption pursuant to a treaty. Article 13 of the Tax Treaty generally provides an exemption from Canadian taxation on the sale of shares provided that the value of the common shares at the time of disposition is not derived principally from real property located in Canada. However, a clearance certificate is required in order to avoid a withholding tax liability.

         This summary is not exhaustive of all possible income tax considerations and shareholders and prospective purchasers are advised to consult with their own tax advisors with respect to their particular circumstances.

ITEM 8.  SELECTED FINANCIAL DATA

         Micromem is a development stage company. Its financial statements are prepared on a basis that Micromem is a continuation of Pageant Technologies Incorporated ("Pageant International"), the company considered to be the acquiring company for accounting purposes in the January 11, 1999 acquisition.

         The information set forth below is derived from the audited Financial Statements included in Item 17 of this Registration Statement and listed in the Index to Financial Statements appearing on page A-1. It therefore should be read in conjunction with such financial statements and with Item 9 - Management's Discussion and Analysis of Financial Condition and Results of Operations.

         While Micromem is the technical acquirer of Pageant International, the acquisition has been treated as a reverse takeover for accounting purposes. This means that the consolidated financial statements of Micromem are presented as a continuation of the financial position and results of Pageant International, even though Micromem remains the legal parent and Pageant International remains the legal subsidiary. Consequently, control of the net assets and operations of Micromem is deemed to have been acquired by Pageant effective January 11, 1999, the date of the acquisition of the Pageant International stock, and all financial information prior to January 11, 1999 is that of Pageant International and its subsidiary alone. The information set forth below, therefore, goes back only to September 3, 1997, the date on which Pageant Technologies was incorporated, and shows selected financial data for Pageant International for its fiscal years ended October 31, 1998 and 1997, the earlier period being only for September 3, 1997 through October 31, 1997. The consolidated Financial Statements from which the data has been derived have been prepared in accordance with Canadian GAAP.

                                                      (United States Dollars)
                                                       Years Ended October 31,
                                            1999            1998               1997
                                            ----            ----               ----
Working capital (deficiency)             $ (3,173,096)   $   (516,425)         (1,249)
Investment                                       --              --              --
Patent                                            100             100            --
Capital assets                                 55,097          15,334            --
Equity (deficiency)                      (3,095,695))        (500,991)         (1,249)


Revenue:
   Interest earned                              1,303           2,571            --
Costs and expenses:
   Compensation                             3,283,850            --              --
   Administration expenses                    373,794         116,304            --
   Professional fees                          468,954         100,750           1,250
   Wages and salaries                         236,661          81,457            --
   Development expenses                       455,288          50,000            --
   Travel and Entertainment                   261,919         176,012            --
   Loss on sale of investment                  54,606            --              --
   Write down of investment                    61,020            --              --
   Amortization                                 7,598           4,751            --
   Interest expense                             3,246            --              --
   Unrealized loss (gain) on
     foreign exchange                           2,154         (26,961)           --

Net loss                                    5,207,787         499,742           1,250

Net loss per share - basic and diluted           0.14            0.02            --

Weighted average shares                    36,213,319      32,120,676      32,000,000

         There are no material differences between the presentation of the Financial Statements from which this information was derived in accordance with Canadian GAAP and their presentation had they been prepared in accordance with United States Generally Accepted Accounting Standards.

Reconciliation between Canadian GAAP and US GAAP

Micromem's consolidated financial statements have been prepared in accordance with accounting principles generally accepted ("GAAP") in Canada which, in the case of Micromem, conform in all material respects with those in the United States.

Micromem has chosen to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion ("APB") No. 25 "Accounting for Stock Issued to Employees". Under this method, compensation expense is recorded if fair market value exceeds exercise price at date of grant. Accordingly, compensation expense, if any, is recognized, at the date of option grants or when the option shares are earned based on the quoted market price of the stock, in the consolidated statement of operations and deficit.

Micromem qualifies as a development stage enterprise as defined in SFAS No. 7. The financial statements have been prepared to include the additional information required to be disclosed by SFAS No. 7.

Micromem's comprehensive income as determined under SFAS No. 130 would not differ from net loss as shown above for all periods presented.

There are no differences in cash used in operating, investing and financing activities as reported and as per U.S. GAAP.

There are no differences in shareholders' equity as reported and per U.S. GAAP.s




                                    Year Ended October 31,     September 3, 1997     September 3, 1997
                                                                    to                      to
                                       1999          1998      October 31, 1997     October 31, 1999
                                       ----          ----      ----------------     ----------------
Net loss as reported and as per    $ 5,207,787   $   499,742     $     1,250            $ 5,708,779
                                   -----------   -----------     -----------            -----------
U.S. GAAP

Net loss per share - basic         $      0.14   $      0.02     $      --              $      0.16
                                   -----------   -----------     -----------            -----------

Net loss per share - diluted       $      0.14   $      0.02     $      --              $      0.16
                                   -----------   -----------     -----------            -----------

Weighted average shares             36,213,319    32,120,676      32,000,000             36,213,319

Plus incremental shares from         1,610,673       879,324            --                1,610,673
                                   -----------   -----------     -----------            -----------
assumed conversion of warrants
and options

Adjusted weighted average shares    37,823,992    33,000,000      32,000,000             37,823,992
                                   ===========   ===========     ===========            ===========

The above incremental shares from assumed conversion of warrants have been excluded from the calculation of the diluted loss per share because to do so would be anti-dilutive for the periods presented.

Income Taxes

Micromem follows the "deferral method" of accounting for deferred income taxes, pursuant to which it records deferred taxes on "timing differences" (differences between accounting and tax treatment of certain revenues and expenses), using tax rates effective for the year in which the timing differences arise.

Under U.S. GAAP, Micromem is required to use the "asset and liability method" of accounting for deferred taxes, which gives recognition to deferred taxes on all "temporary differences" (differences between accounting basis and tax basis of Micromem's assets and liabilities) using currently enacted tax rates. In addition, U.S. GAAP requires Micromem to record all deferred tax assets, including the future tax benefits of losses carried forward. Micromem is then required to record a "valuation allowance" for any deferred tax assets where it is more likely than not that the asset will not be realized.

Micromem has not recorded any deferred tax asset or liability, as it believes that it does not meet the test of virtual certainty under Canadian GAAP or the "more likely than not" test under U.S. GAAP. See detailed schedule below.

                                                                         (Deductible)
                                                                         Temporary
                                                                         Difference
                                          Carrying Amount   Tax Basis       1999
Cash                                       $   130,160    $   130,160    $      --
Other receivables                              377,766        377,766           --
Deferred exploration                              --             --             --
Unused non capital tax losses                     --             --             --
Unused capital tax losses                         --             --             --
Investment                                      22,204        862,050    (   839,846)
Patent                                             100            100           --
Capital assets                                  55,097         52,207          2,890
                                           -----------    -----------    -----------
Total assets                               $   585,327    $ 1,422,283    $  (836,956)
                                           ===========    ===========    ===========
Accounts payable and accrued liabilities   $ 3,681,022    $ 3,681,022    $      --
Share capital                                2,068,193      2,068,193           --
Contributed surplus                            544,891        544,891           --
Retained earnings (deficit)                 (5,708,779)    (4,871,823)      (836,956)
                                           -----------    -----------    -----------
Total equity                                (3,095,695)    (2,258,739)      (836,956)
                                           -----------    -----------    -----------
Total liabilities and equity               $   585,327    $ 1,422,283       (836,956)
                                           ===========    ===========    ===========
Deferred tax asset                         $  (836,956)    Tax rate 45%   $  (376,630)
                                           ===========                    ===========
Valuation allowance                        $   376,630
Net deferred (tax assets)/liability                                       $      --
                                                                          -----------

Exchange Rate Data

         The following table sets forth, for the periods indicated, the high, low, end of period and average for period noon buying rates in New York City for cable transfers in Canadian Dollars certified for customs purposes by the Federal Reserve Bank of New York, as expressed in the amount of U.S. Dollars equal to one Canadian dollar.

                                Year Ended October 31,
                       1999       1998           1997          1996        1995
High for period        .6428     .6341          .7093         .7235       .7024
Low for period         .6891     .7140          .7513         .7458       .7527
End of period          .6793     .6480          .7093         .7458       .7462
Average for period     .6677     .6830          .7279         .7323       .7272

         On April 26, 2000, the noon buying rate for one Canadian dollar as quoted by the Federal Reserve Bank of New York was US $1.4758 (US $1.00 = CDN $.6776).

         No dividends were issued by Micromem during the periods referred to in the above table.

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following discussion and analysis of financial condition and results of operations should be read in conjunction with Item 8 - Selected financial Data and the Financial Statements starting on page A-1 of this Report.

         While the Registrant, a development stage company, which changed its name to Micromem Technologies Inc. from AvantiCorp International Inc. on January 14, 1999, is the legal acquirer of Pageant International, the acquisition has been treated as a reverse purchase acquisition (or reverse takeover) for accounting purposes. This means that the consolidated financial statements of Micromem are presented as a continuation of the financial position and results of Pageant International, even though Micromem remains the legal parent and Pageant International remains the legal subsidiary. Consequently, control of the net assets and operations of Micromem is deemed to have been acquired by Pageant effective January 11, 1999, the date of the acquisition of the Pageant International stock, and all financial information prior to January 11, 1999 is that of Pageant International and its subsidiary alone. Thus, the historical financial condition and results of operations being presented for all periods prior to January 11, 1999, the date of the reverse purchase acquisition, are those of Pageant International alone, and the historical financial condition and results of operations for all periods after January 11, 1999 are those of both Pageant International and Micromem. Therefore, to the extent the following discussion concerns financial periods ended prior to January 11, 1999, only the financial condition and results of operations of Pageant International will be addressed, even though all references are to Micromem Technologies Inc., the Registrant's actual name.

Fiscal year ended October 31, 1999 with comparatives for the year ended October 31, 1998

         The fiscal year ended October 31, 1999 includes the financial information of only Pageant International and its subsidiary through January 10, 1999, since the acquisition is being treated as a reverse takeover for accounting purposes. Starting January 11, 1999, the date of the acquisition, the financial information of Micromem is also included. All financial information relating to the year ended October 31, 1998 is that of Pageant International and its subsidiary alone.

         Micromem had no operating revenue in either year, its only activities being the acquisition of the rights to the MAGRAM(TM) technology, and subsequent research and development. Its only income during these 2 years were US $1,303 and US $2,571, being the interest it earned in 1999 and 1998.

         Costs and expenses increased 883.8% to US $5,206,936 for the year ended October 31, 1999 from US $529,274 in 1998.

         The largest component of the costs was the US $3,283,850 ascribed to compensation in 1999 as contrasted with no compensation costs recorded in 1998. The compensation amount represents the payments aggregating US $1,837,264 to Sam Fuda, Chairman of Micromem, under a one-year agreement ending December 31, 1999 and payments aggregating US $1,446,586 to Mast Holding (Bermuda) Ltd. ("Mast"), a company controlled by Robert Patterson, President and Chief Executive Officer of Micromem, under a one-year agreement in effect from March 9, 1999 to March 10, 2000. Total compensation expense under each of the agreements is based on the price of a Micromem common share during the life of the consulting agreements. (See "Item 11. Compensation of Directors and Officers" for a discussion of the two agreements and the assumptions concerning total compensation expense).

         In addition, development expenses increased 810.6%, to US $455,288 in 1999 from US $50,000 in 1998 due primarily to the payments made to the University of Utah under the Research Agreement dated November 24, 1997. (See "Item 1. Description of Business - Research and Development.") Professional fees increased 365.5% to US $468,954 in 1999 from US $100,750 in 1998 reflecting primarily the legal and accounting fees resulting from the acquisition, work with respect to licensing the technology and perfecting the patent protection, and the preparation and filing of Micromem's registration statement under the US securities laws.

         Wages and salaries increased 190.5% to US $236,661 in 1999 from US $81,457 in 1998 and administration expenses increased 221.4% to US $373,794 in 1999 from US $116,304 in 1998, in each case reflecting Micromem's expansion and the addition of the Toronto office.

         Micromem had an unrealized foreign exchange loss of US $2,154 in 1999 as compared to a gain of US $26,961 in 1998, due to the effect of exchange rates on advances made by shareholders in Canadian dollars and held in Canadian dollar denominated bank accounts.

         During the year ended October 31, 1999 Micromem had loss on sale of investment of US $54,606 resulting from the sale of 325,000 shares of Ontex Resources Limited, representing all of Micromem's remaining interest in that company, at an aggregate sales price of US $233,641. Micromem had no such loss for the comparable period in 1998. The Ontex stock had been acquired by the pre-acquisition Micromem Technologies Inc. (formerly AvantiCorp International Inc.). Ontex is a mining company as was AvantiCorp International Inc., and the sale of the Ontex stock reflects the intention of Micromem to focus its resources on the development of its technology. Micromem's investment in Ontex had been carried at CDN $180,000 (US $116,640) as reflected in its October 31, 1998 financial statements, but was marked to market as of January 11, 1999 consistent with reverse takeover accounting practices, market being CDN $435,500 (US $289,273) based on a market price of CDN $1.34 (US $0.89) for a share of Ontex common stock on such date, resulting in a gain of CDN $338,000 (US $224,510).

         During the year ended October 31, 1999, Micromem wrote down its investment in Aroc Inc., a publicly traded company formerly known as Alliance Resources PLC, by US $61,020 from US $83,224 to US $22,204 to reflect the quoted market price of the company's stock. Micromem took the writedown following a determination that the decline in the market price of the stock was due to factors that were other than temporary.

         Micromem had a net loss of US $5,207,787 for the year ended October 31, 1999 or US $0.14 per share, an increase of 1042.1% over the net loss of US $499,742 or US $0.02 per share for the year ended October 31, 1998. As of October 31, 1999, Micromem had a cumulative deficit of US $5,708,779 or US $0.16 per share.

Fiscal year ended October 31, 1998 with comparatives for the period from September 3, 1997 (date of incorporation) to October 31, 1997

         Micromem had no revenues from its inception through to the end of its fiscal year ended October 31, 1998 except for US $2,571 in interest income. Micromem's wholly-owned subsidiary, Pageant International, was created for the purpose of acquiring and developing the MAGRAM(TM) Technology and during this period its primary activities were obtaining license rights with respect to the Technology (agreement dated September 17, 1997), acquiring an undivided 50% interest in the MAGRAM(TM) Technology patent (assignment dated November 19, 1997) and commencing research and development activities (Research Agreement with the University of Utah dated November 24, 1997).

         Costs and expenses during the fiscal year ended October 31, 1998 totaled US $529,274. Of this amount, US $176,012 (33.3%) was for travel and entertainment expenses incurred in negotiating the acquisition of the technology, raising the capital for the acquisition and coordinating operations among the Pageant International offices in the Turks & Caicos Islands, the Pageant administrative offices in Santa Fe, New Mexico, and the research headquarters at the University of Utah in Salt Lake City, Utah. Professional fees during this period totaled US $100,750 (19.0%), representing primarily legal and accounting expenses incurred in connection with forming the enterprise, acquiring the technology, obtaining patent protection, and negotiating license rights and the Research Agreement with the University of Utah.

         Other expenses incurred during the fiscal year ended October 31, 1998 included US $81,457 (15.4%) for wages and salaries, US $116,304 (22.0%) for administrative expenses and US $50,000 (9.4%) for development expenses. The US $50,000 in development expenses was the first installment (9.7%) of the US $515,000 payable to the University of Utah under the Research Agreement dated November 24, 1997, and ended December 31, 1999.

         Amortization for the fiscal year ended October 31, 1998 totaled US $4,751 (0.9% of total expenses) and represented primarily depreciation on fixtures and equipment, calculated using the straight-line method to write off the cost of the fixtures and equipment over their estimated useful lives of three years.

         Micromem had unrealized gain on foreign exchange during the fiscal year ended October 31, 1998 of US $26,961. This gain results from the effect of exchange rates on advances made by shareholders in Canadian dollars and held by Micromem in Canadian dollar denominated bank accounts. Such advances were interest-free and unsecured, and had no fixed repayment date. As of October 31, 1998, shareholder advances of US $625,177 were outstanding, of which US $594,032 were held in Canadian dollars and US $31,145 were held in United States dollars.

         Micromem incurred a net loss of US $499,742 for the year ended October 31, 1998, as compared to a net loss of US $1,250 for the period ended October 31, 1997. Micromem is still in the development stage and has generated no revenues from its operations.

Three month period ended January 31, 2000 with comparatives for the three month period ended January 31, 1999

         The quarter ended January 31, 1999 includes the financial information of only Pageant International and its subsidiary through January 10, 1999, since the acquisition is being treated as a reverse takeover for accounting purposes. Starting January 11, 1999, the date of the acquisition, the financial information of Micromem is also included.

          Micromem had no operating revenue in either quarter, its only activities being the acquisition of the rights to the MAGRAM(TM) technology, and subsequent research and development.

         Costs and expenses increased to US $1,569,230 for the quarter ended January 31, 2000 from US $59,797 for the quarter ended January 31, 1999..

         The largest component of the costs was the US $1,010,311 ascribed to compensation in the quarter ended January 31, 2000, as contrasted with no compensation costs recorded for the quarter ended January 31, 1999. The compensation amount represents the payments aggregating US $357,598 to Sam Fuda, Chairman of Micromem, under a one-year agreement ending December 31, 1999 and payments aggregating US $652,713 to Mast Holding (Bermuda) Ltd. ("Mast"), a company controlled by Robert Patterson, President and Chief Executive Officer of

Micromem, under a one-year agreement in effect from March 9, 1999 to March 10, 2000. Total compensation expense under each of the agreements is based on the price of a Micromem common share during the life of the consulting agreements. (See "Item 11. Compensation of Directors and Officers" for a discussion of the two agreements and the assumptions concerning total compensation expense).

         Professional fees increased to US $275,516 in the quarter ended January 31, 2000 from US $14,688 in the quarter ended January 31, 1999, reflecting primarily the legal and accounting fees resulting from the acquisition, work with respect to licensing the technology and perfecting the patent protection, and the preparation and filing of Micromem's registration statement under the US securities laws.

         Administrative expenses increased to US $136,452 in the quarter ended January 31, 2000 from US $6,836 in the quarter ended January 31, 1999, wages and salaries increased to US $99,792 in the quarter ended January 31, 2000 from US $26,437 in the quarter ended January 31, 1999, and travel and entertainment increased to US $35,167 in the quarter ended January 31, 2000 from US $9,836 in the quarter ended January 31, 1999, in each case reflecting Micromem's expansion and the addition of the Toronto office.

         Micromem had an unrealized foreign exchange loss of US $10,985 in the quarter ended January 31, 2000, due to the effect of exchange rates on advances made by shareholders in Canadian dollars and held in Canadian dollar denominated bank accounts.

         Micromem had a net loss of US $1,580,215 for the quarter ended January 31, 2000 or US $0.04 per share, as compared to the net loss of US $59,797 (less than US $0.01 per share) for the quarter ended January 31, 1999.

Liquidity

         Micromem currently has no cash flow from operations and will have none until it is in a position to either license or directly produce and sell its products utilizing MAGRAM(TM) technology. The researchers of the University of Utah who were hired by Micromem to complete the research on the technology have produced working prototype 8 bit technology samples. Based on recommendations from Honeywell, however, the 8 bit samples were replaced by differently configured more advanced samples produced by Pageant, which samples were sent to Honeywell for evaluation in mid April, 2000. Meanwhile the financing of Micromem's activities came primarily from shareholder advances of US $625,117 during fiscal year 1998, $544,891 of which was forgiven by Ataraxia Corp., the former parent company of Pageant International, and treated as contributed surplus in fiscal year 1999. The balance of the shareholder advances were repaid in fiscal year 1999, leaving none outstanding at October 31, 1999. A second source of financing was the sale of Common Shares, which totaled US $1,682,137 during fiscal year 1999, and the sale of Micromem's investment in Ontex Resources Limited for US $233,641 on January 27, 1999.

         Micromem currently has no lines of credit in place and must obtain financing from investors and from persons who hold outstanding options and Warrants in order to meet its cash flow needs before it begins receiving revenues from licensing or direct sales. In May 1999 Micromem completed an arm's length private placement with Exterland Corporation in Lugano, Switzerland, of 350,000 Common Shares at US $3.00 per share, from which Micromem received proceeds of US $1,050,000. The US $3.00 per share price was below the then market value, reflecting the 18 month restriction on transfer imposed on the purchaser under Ontario securities law. In February 2000 Micromem raised an additional US $5,000,000 through the sale of 2,000,000 Common Shares at a price of US $2.50 per share pursuant to an arm's length private placement with Framcove Limited. The share price for this sale, set on December 30, 1999, the date on which the Framcove agreement was executed, was also below the then market value, again reflecting the Ontario securities law's 18 month restriction on transfer.

         At April 15, 2000, Micromem had outstanding Warrants for the purchase of 798,074 Common Shares at CDN $2.30 per share until January 11, 2001. This exercise price is materially below the current sales price of a Common Share (CDN $16.64 or US $11.34 per share at April 26, 2000). Micromem also has granted options for the purchase of 1,000,000 Common Shares to Sam Fuda, Chairman of Micromem and a Director, at an exercise price of US $3.00 per Common Share, pursuant to the Micromem Technologies Inc. 1999 Stock Option Plan as part of a compensation package for Mr. Fuda. Since the exercise price of US $3.00 per Common Share was the prevailing market price, no compensation expense was recognized by Micromem when the options were granted. The options expire January 23, 2009. Mr. Fuda exercised options for the purchase of 100,000 Common Shares on each of October 1, 1999 and November 4, 1999, bringing an additional $600,000 to Micromem. It is expected that Mr. Fuda will exercise the balance of these options as and when Micromem requires funding. Neither Mr. Fuda nor any of the holders of Warrants, however, has any obligation to exercise, and there can be no assurance that Micromem will realize funds from any of these sources.

Impact of SFAS 131 and SFAS 133

         Micromem is not affected by the provisions of either SFAS 131 or SFAS
133. Micromem is still in a development stage and has not yet commenced operations. It is anticipated that Micromem will operate as a reportable segment and that therefore the provisions of SFAS 131 will not have an impact. SFAS 133 does not apply because Micromem does not now and does not expect in the future to deal in derivative contracts.

MAGRAM(TM) Technology

         The primary asset of Micromem is its undivided 50% interest in the patent for the MAGRAM(TM) Technology, which it holds through its wholly-owned subsidiary Pageant Technologies Incorporated ("Pageant International"). Pageant International acquired its interest by means of a patent assignment from Ataraxia Corp. Pageant International also received an assignment from Ataraxia Corp. of its entire interest in a license agreement with Estancia Limited and, if Pageant International were to be in breech of its obligations under the license agreement, the 50% interest and all related intellectual property rights would revert back to Estancia Limited. Management believes, however, that the risk of the patent reverting to Estancia Limited is low, since the license agreement contains no minimum performance criteria and since the other obligations of Pageant International under the license agreement (a minimal initial payment, financing of the research at the University of Utah and the marketing, sales licensing and manufacturing of the technology, and the payment of 40% royalties based on net sales) have either been performed or are well within Micromem's and Pageant International's capabilities.

Year 2000 Compliance

         Many older computer software programs refer to years in terms of their final two digits only. This simple problem, which could, for example, cause a computer to interpret 2000 as the year 1900, has the potential to cause a company serious harm even after January 1, 2000. Date related failures or miscalculations could disrupt a company's operations, including its research and development activities, information technology systems, and even, in extreme cases, could cause its business to shut down entirely. Even if a company has taken great care to eliminate all year 2000 problems in its own operations it still could face serious damage to its business if such a problem were to disrupt the business of a key customer or supplier.

         Micromem to date has not incurred, and in the future is unlikely to incur, any replacement or remediation costs for equipment or systems as a result of a year 2000 problem. Micromem has no revenue generating operations at this time and has minimal reliance on computerized systems for its operations other than those at the University of New Mexico's CHTM laboratories and those being used by Honeywell at the DOE Facility, neither of which appear to have experienced any material effects from the transition to the year 2000. Management believes that Micromem is unlikely to face any year 2000 problem that would have a material financial impact on it, and that Micromem is ready to face, and can easily remediate, any year 2000 problem that does arise with respect to its operations.

Capital Resources

         Micromem had no material commitments for capital expenditures as of October 31, 1998 or 1999.

ITEM 9A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         Not Applicable.

ITEM 10. DIRECTORS AND OFFICERS OF THE REGISTRANT

         The Directors, Executive Officers and other key personal of Micromem as at April , 2000 are set forth below:


           Name      Age               Position
           ----      ---               --------

Robert Patterson      51       President and Chief Executive Officer
Sam Fuda              65       Chairman of the Board of Directors
Ross McGroarty        60       Executive Vice President and Secretary, Director
Antonio Lopes         36       Chief Financial Officer
Magaly Bianchini      44       Director
Stephen Fleming       53       Director

         Robert Patterson has served as the President and Chief Executive Officer of Micromem since March 18, 1999. In 1997 he was one of the founders of Pageant USA and served as that company's Chairman of the Board and Vice President of Corporate Development until its acquisition by Micromem in January 1999. From 1995 to 1997 he served as Vice President of Corporate Development for SGL International, Inc.

         Sam Fuda has served as Chairman of the Board of Micromem since January 11, 1999 and a Director of Micromem since 1992. From 1992 to January 11, 1999 he also served as Secretary of Micromem. He served as President and Chief Executive Officer of Ontex Resources Limited from 1986 to December 1998 and as Chairman of the Board of Ontex Resources Limited since that date.

         Ross McGroarty was elected Executive Vice President and Secretary of Micromem on January 11, 1999. For ten years prior to that he served Micromem as President. He has been a director of Micromem since 1998 and served as a director of Ontex Resources Limited from 1988 to December 1999.

         Antonio Lopes was appointed Chief Financial Officer of the Company on October 15, 1999. He also has been serving as Controller and Chief Financial Officer of Federal White Cement Limited, a privately held corporation, since 1993, and prior to that was a Senior Accountant at Ernst & Young from 1989 to 1993.

         Magaly Bianchini was elected a director of Micromem on February 25, 2000. Since July 1998, she has also been serving as a director of Leader Capital Corp., a publicly traded Ontario corporation which holds investments in three land development projects situated in Ontario and Quebec, Canada. Additionally, Ms. Bianchini has been involved in real estate development and construction with a focus on high-rise condominium projects since July 1996.

         Stephen Fleming was elected a Director of Micromem on January 11, 1999 following the ratification by Micromem's shareholders of the acquisition of Pageant International, and served as the President and Chief Executive Officer of Micromem from January 11, 1999 to March 18, 1999. He has served as the President and Chief Executive Officer of Pageant USA from 1997 to February 1, 2000, and President of SGL International Inc., a company he co-founded that is engaged in technology development, since 1996. From 1990 to 1995 he served as Senior Vice President for International Technology Development of International Ion Incorporated.

         There are no arrangements or understandings between any director and any other person pursuant to which the director was selected as a director or executive officer. There is no family relationship between any director or executive officer and any other director or executive officer.

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS

         The aggregate amount of compensation paid by Micromem and its subsidiaries during Micromem's last fiscal year to all directors and officers as a group for services in all capacities was $24,000, all of which was paid to Ross McGroarty in his capacity as President.

         Pursuant to a verbal agreement between Micromem and Ross McGroarty, Executive Vice-President and Secretary of Micromem, Mr. McGroarty received a salary of CDN $5,000 per month from February through April 1999.

         On January 25, 1999, as part of a compensation package for Sam Fuda, Micromem granted Mr. Fuda options to purchase, prior to January 25, 2009, up to 1,000,000 Common Shares at a price per share of US $3.00 pursuant to the Micromem Technologies Inc. 1999 Stock Option Plan (the "Stock Option Plan"). On February 25, 2000, Micromem granted Stephen Fleming, a director of Micromem and the former President of Pageant USA, options to purchase, prior to February 25, 2001, up to 500,000 Common Shares at a price per share of US $6.00 pursuant to the Stock Option Plan.

         Pursuant to a consulting agreement between 275311 Ontario Inc., a corporation controlled by Sam Fuda, Chairman and a director of Micromem, and Micromem dated as of January 29, 1999, Micromem retained 275311 Ontario Inc. to arrange for Sam Fuda to serve as a director of Micromem and to provide certain consulting and management services during the period from January 1, 1999 through to December 31, 1999, including assisting and advising Micromem's Board of Directors and senior management in negotiations with prospective purchasers, manufacturers and licensees of the MAGRAM(TM) Technology, overseeing Micromem's compliance with corporate and securities regulations in Canada and those of any trading system or stock exchange on which Micromem's shares may become listed, retaining and instructing Micromem's professional advisers, including its legal counsel and auditors, providing advice to Micromem's Board of Directors and senior management with respect to structuring of Micromem's equity funding by private placement and/or public offering and providing introductory services to the financial and investment community in Toronto, and managing a corporate office of Micromem to be situated in Toronto during the period from January 1, 1999 through to December 31, 1999.

         The interest of 275311 Ontario Inc. in the agreement was assigned to 164189 Canada Limited ("FudaCo"), a corporation controlled by Mr. Fuda, and FudaCo assumed all of 275311 Ontario Inc.'s obligations under the agreement. As a result, FudaCo was responsible for ensuring the rendering by Mr. Fuda of the services contracted for under the agreement and at the direction of FudaCo Mr. Fuda was paid fees under the agreement in form of Common Shares (as opposed to fees in the form of cash payments), calculated on a quarterly basis. Under the terms of the agreement, Micromem elected to pay the fees through the issuance of a number of Common Shares calculated under the terms of the agreement as the product of 0.3125% of the simple average of the number of shares of Micromem that were outstanding on the last day of each month during each quarter (the "Average Outstanding") of the term of the agreement. On March 15, 2000 Micromem issued 454,292 Common Shares to Mr. Fuda under the agreement. Of the total number of shares issued to Mr. Fuda, 377,935 shares were issued in respect of the period from January 1, 1999 through to October 31, 1999 and 76,357 shares were issued in respect of the period from November 1, 1999 through to December 31, 1999. Had Micromem elected to pay the fees through quarterly cash payments, then the amount of such fees would have been calculated as the product of 0.3125% of the Average Outstanding multiplied by the simple average of the daily close price of Micromem's Common Shares during the quarter.

         Pursuant to a consulting agreement between Mast Holding (Bermuda) Ltd. ("Mast"), a Bermuda corporation, and Micromem dated March 10, 1999, Micromem retained Mast to provide certain consulting and management services, to be rendered by Robert Patterson, during the period from March 9, 1999 to March 10, 2000.

The services rendered under the agreement include the services of Mr. Patterson as the President and Chief Executive Officer of Micromem. Under the agreement, Mast was to be paid fees on a quarterly basis, in the form of cash or Common Shares at the option of Micromem. Micromem elected to pay the fees through the issuance of a number of Common Shares calculated under the terms of the agreement as the product of 0.3125% of the simple average of the number of shares of Micromem that were outstanding on the last day of each month during each quarter of the term of the agreement (the "Average Outstanding"). On March 15, 2000, Micromem issued 446,818 Common Shares to Mast under the agreement. Of the total number of shares issued to Mast, 291,919 shares were issued in respect of the period from March 9, 1999 to October 31, 1999 and 154,899 shares were issued in respect of the period from November 1, 1999 to March 10, 2000. Had Micromem elected to pay the fees through quarterly cash payments, then the amount of such fees would have been calculated as the product of 0.3125% of the Average Outstanding multiplied by the simple average of the daily close price of Micromem's Common Shares during the quarter.

         The issuance of Common Shares under both the agreement with 275311 Ontario Inc. and the agreement with Mast Holding (Bermuda) Ltd. were conditioned upon approval being obtained by Micromem from its shareholders, failing which Micromem is would have been required to pay the cash equivalent of the fees under each of the agreements. On January 12, 2000, the two agreements were amended to remove the conditions requiring approvals from Micromem's shareholders and Micromem's Board of Directors granted its approval to the issuance of Common Shares under both agreements.

         Directors of Micromem receive CDN $500 and expenses for each meeting of the Board of Directors or committee of the Board of Directors they attend.

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT

         Warrants for the purchase of 798,074 Common Shares issued as part of the purchase price for Pageant International, were outstanding on April 15, 2000. Each warrant entitles its holder to purchase one Common Share at a purchase price of CDN $2.30 through January 12, 2001, at which time the warrants expire. No warrants are held by any directors or officers of Micromem.

         On January 25, 1999, Micromem granted Sam Fuda options to purchase, prior to January 25, 2009, up to 1,000,000 Common Shares at a price per share of US $3.00, pursuant to the Stock Option Plan. Mr. Fuda exercised options for the purchase of 100,000 Common Shares at an aggregate purchase price of US $300,000 on each of October 1, 1999 and November 4, 1999, leaving options for a balance of 800,000 Common Shares outstanding. On February 25, 2000, Micromem granted Stephen Fleming, a director of Micromem and the former President of Pageant USA, options to purchase, prior to February 25, 2001, up to 500,000 Common Shares at a price per share of US $6.00 pursuant to the Stock Option Plan.

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

         During the past three fiscal years and to the date of this registration statement, there have been no material transactions in which Micromem or any of its subsidiaries was a party, and in which any director or officer of Micromem had a direct or indirect material interest, except as set forth below.

         Pursuant to a consulting agreement between 275311 Ontario Inc., a corporation controlled by Sam Fuda, Chairman and a director of Micromem, and Micromem dated as of January 29, 1999, Micromem retained 275311 Ontario Inc. to provide certain consulting and management services during the period from January 1, 1999 through to December 31, 1999, including arranging for Mr. Fuda to serve as a director of Micromem and assisting and advising Micromem's Board of Directors and senior management in negotiations with prospective purchasers, manufacturers and licensees of the MAGRAM(TM) Technology, overseeing Micromem's compliance with corporate and securities regulations in Canada and those of any trading system or stock exchange on which Micromem's shares may become listed, retaining and instructing Micromem's professional advisers, including its legal counsel and auditors, providing advice to Micromem's Board of Directors and senior management with respect to structuring of Micromem's equity funding by private placement and/or public offering and providing introductory services to the financial and investment community in Toronto.

         The interest of 275311 Ontario Inc. in the agreement has been assigned to 164189 Canada Limited ("FudaCo"), a corporation controlled by Mr. Fuda, and FudaCo has assumed all of 275311 Ontario Inc.'s obligations under the agreement. As a result, FudaCo was responsible for ensuring the rendering of the services contracted for under the agreement by Mr. Fuda and by direction form FudaCo Mr. Fuda was paid fees calculated on a quarterly basis, in the form of Common shares (as opposed to fees in the form of cash payments), under the agreement. Under the terms of the agreement, Micromem elected to pay the fees through the issuance of a number of Common Shares, calculated under the terms of the agreement as the product of 0.3125% of the simple average of the number of shares of Micromem that were outstanding on the last day of each month during each quarter (the "Average Outstanding") of the term of the agreement. On March 15, 2000 Micromem issued 454,292 Common Shares to Sam Fuda under the agreement. Of the total number of shares issued to Mr. Fuda, 377,935 shares were issued in respect of the period from January 1, 1999 through to October 31, 1999 and 76,357 shares were issued in respect of the period from November 1, 1999 through to December 31, 1999. Had Micromem elected to pay the fees through quarterly cash payments, then the amount of such fees would have been calculated as the product of 0.3125% of the Average Outstanding multiplied by the simple average of the daily close price of Micromem's Common Shares during the quarter. See "Item 11. Compensation of Directors and Officers".

         Pursuant to a consulting agreement between mast Holding (Bermuda) Ltd. ("Mast"), a Bermuda corporation, and Micromem dated March 10, 1999, Micromem retained Mast to provide certain consulting and management services, to be rendered by Robert Patterson, during the period from March 9, 1999 to March 10, 2000. the services rendered under the agreement include the services of Mr. Patterson as the President and Chief Executive Officer of Micromem. Under the agreement, mast was to be paid fees on a quarterly basis, in the form of cash or Common Shares at the option of Micromem. Micromem elected to pay the fees through the issuance of a number of Common Shares calculated under the terms of the agreement as the product of 0.3125% of the simple average of the number of shares of Micromem that were outstanding on the last day of each month during each quarter of the term of the agreement (the "Average Outstanding). On March 15, 2000, Micromem issued 446,818 Common Shares to Mast under the agreement. Of the total number of shares issued to Mast, 291,919 shares were issued in respect of the period from march 9, 1999 to October 31, 1999 and 154,899 shares were issued in respect of the period from November 1, 1999 to march 10, 2000. Had Micromem elected to pay the fees through quarterly cash payments, then the amount of such fees would have been calculated as the product of 0.3125% of the Average Outstanding multiplied by the simple average of the daily close price of Micromem's Common Shares during the quarter. See "Item 11.
Compensation of Directors and Officers".

         The issuances of Common Shares under both the agreement with 275311 Ontario Inc. and the agreement with Mast Holding (Bermuda) Ltd. (the "Consulting Agreements") were conditional upon approval being obtained by Micromem from its shareholders, failing which Micromem would have been required to pay the cash equivalent of the fees under each of the agreements. On January 12, 2000, the Consulting Agreements were amended to remove the conditions requiring approvals from Micromem's shareholders and Micromem's Board of Directors granted its approval to the issuance of Common Shares under both Consulting Agreements.

         During the past three years, no relatives, spouses or relatives of spouses of officers or directors were involved in material transactions with Micromem, and no such transaction is currently proposed.

         During the past three fiscal years and the current fiscal year, no officer or director and no associate of any officer or director, has been indebted to Micromem.

                                    Part III


ITEM 15.          DEFAULTS UPON SENIOR SECURITIES

         None.

ITEM 16.          CHANGES IN SECURITIES, CHANGES IN SECURITY
                  FOR REGISTERED SECURITIES AND USE OF PROCEEDS

         None.

                                     Part IV


ITEM 17.          FINANCIAL STATEMENTS

         The financial statements required by Item 17 are listed in the Index to Financial Statements appearing on Page A-1.

ITEM 18. FINANCIAL STATEMENTS

         Not applicable


ITEM 19.          FINANCIAL STATEMENTS AND EXHIBITS

         (a)  Financial Statements:

         See the Index to Financial Statements on page A-1 of the financial statements filed as part of this annual report as Attachment A.

         (b)  Exhibits:

         See the Index to Exhibits on page B-1 of the Exhibits filed as part of this annual report as Attachment B.

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               MICROMEM TECHNOLOGIES INC.



                               By:  /s/ Sam Fuda
                                    ---------------------------------------
                                    Name:   Sam Fuda
                                    Title:  Chairman of the Board of Directors


Dated:  April 28, 2000

                                                                    ATTACHMENT A

                          INDEX TO FINANCIAL STATEMENTS

Micromem Technologies Inc. (Formerly AvantiCorp International Inc.) A Development Stage Company Consolidated Financial Statements for the
Years Ended October 31, 1999 and 1998 and for the periods from
September 3, 1997 (date of incorporation) to October 31, 1997 and
September 3, 1997 to October 31, 1999                                        A-3

         Auditors' Report to the Shareholders                                A-4

         Comments by Auditors for U.S. Readers on Canada-U.S. Reporting
         Difference                                                          A-5

         Consolidated Balance Sheets as of October 31, 1999 and 1998         A-6

         Consolidated Statements of Operations and Deficit for the
         Years ended October 31, 1999 and 1998, and for the periods from September 3, 1997 (date of incorporation) to October 31,
         1997 and September 3, 1997 to October 31, 1999                      A-7

         Consolidated Statements of Cash Flows for the Years ended
         October 31, 1999 and 1998, and for the periods from September
         3, 1997 (date of incorporation) to October 31, 1997 and
         September 3, 1997 to October 31, 1999                               A-8

         Notes to Consolidated Financial Statements for the years ended
         October 31, 1999 and 1998, and for the periods from September
         3, 1997 (date of incorporation) to October 31, 1997 and
         September 3, 1997 to October 31, 1999                              A-10

Pageant Technologies Incorporated (A Development Stage Corporation)
Consolidated Financial Statements for The Year Ended October 31, 1998
And the Period from September 3, 1997 (Date of Incorporation) to
October 31, 1997                                                            A-25

         Independent Auditors' Report                                       A-26

         Consolidated Balance Sheet as of October 31, 1998 and October
         31, 1997                                                           A-27

         Consolidated Statement of Loss and Accumulated Deficit for
         Year Ending October 31, 1998 and for the period from September
         3, 1997 (Date of Incorporation) to October 31, 1997                A-28

         Consolidated Statement of Cash Flows for Year Ending October
         31, 1998 and for the period from September 3, 1997 (Date of
         Incorporation) to October 31, 1997                                 A-29

         Notes to Consolidated Financial Statements for Year Ending
         October 31, 1998 And For The Period From September 3, 1997
         (Date of Incorporation) to October 31, 1997                        A-30

AvantiCorp International Inc. Financial Statements October 31, 1998,
1997 and  1996                                                              A-34

         Auditor's Report                                                   A-35

         Balance Sheets as of October 31, 1998, 1997 and 1996               A-36

         Statements of Operations and Deficit for Years Ended
         October 31, 1998, 1997 and 1996                                    A-37

         Statements of Changes in Cash Position for Years Ended
         October 31, 1998, 1997 and 1996                                    A-38

         Notes to Financial Statements October 31, 1998                     A-39

Micromem Technologies Inc. (Formerly AvantiCorp International Inc.)

         Consolidated Statement of Operations for the Three
         Month Period Ended January 31, 2000 (Unaudited)                    A-45

         Consolidated Statement of Cash Flows for the Three
         Month Period Ended  January 31, 2000 (Unaudited)                   A-46

         Notes to the Unaudited Consolidated Statements of Operations
         and Cash Flows for the three month period ended January 31,
         2000 with comparatives for the three month period ended
         January 31, 1999                                                   A-47

                 Consolidated Financial Statements
                 (Expressed in United States dollars)

                 MICROMEM TECHNOLOGIES INC.
                 (FORMERLY AVANTICORP INTERNATIONAL INC.)
                 A DEVELOPMENT STAGE COMPANY

                 Years ended October 31, 1999 and 1998 and for the periods from September 3, 1997 (date of incorporation) to October 31, 1997 and September 3, 1997 to October 31, 1999

KPMG

               KPMG LLP
               Chartered Accountants                    Telephone(416) 777-8500
               Commerce Court West                      Telefax  (416) 777-8818
               PO Box 31 Stn Commerce Court             www.kpmg.ca
               Suite 3300
               Toronto ON M5L 1B2


AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheet of Micromem Technologies Inc. (formerly Avanticorp International Inc.) as at October 31, 1999 and the consolidated statements of operations and deficit and cash flows for the year then ended and for the period from September 3, 1997 to October 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The cumulative statements of operations and deficit and cash flows for the period from September 3, 1997 to October 31, 1999 include amounts for the period from September 3, 1997 to October 31, 1997, which were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for the period from September 3, 1997 through October 31, 1998 is based solely on the report of the other auditors. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. In our opinion, based on our audit and the report of other auditors, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 1999 and the results of its operations and its cash flows for the year then ended and for the period from September 3, 1997 to October 31, 1999 in accordance with Canadian generally accepted accounting principles. Canadian generally accepted accounting principles vary in certain significant respects from accounting principles accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for each of the periods in the three year period ended October 31, 1999 and shareholders' deficiency as at October 31, 1999, 1998 and 1997 to the extent summarized in note 12 to the consolidated financial statements. We did not audit the consolidated financial statements of the Company for the period from September 3, 1997 to October 31, 1997. The financial statements as at October 31, 1998 and for the period then ended were audited by another firm of chartered accountants who expressed an opinion without reservation on those statements in their report dated December 20, 1999.

/s/ KPMG LLP

Chartered Accountants

Toronto, Canada
February 25, 2000

KPMG

               KPMG LLP
               Chartered Accountants                   Telephone(416) 777-8500
               Commerce Court West                     Telefax  (416) 777-8818
               PO Box 31 Stn Commerce Court            www.kpmg.ca
               Suite 3300
               Toronto ON M5L 1B2








COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCE


In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in the introductory paragraphs to the notes to the financial statements. Our report to the shareholders dated February 25, 2000 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.


/s/ KPMG LLP

Chartered Accountants



Toronto, Canada

February 25, 2000

MICROMEM TECHNOLOGIES INC.
(FORMERLY AVANTICORP INTERNATIONAL INC.)
A DEVELOPMENT STAGE COMPANY

Consolidated Balance Sheets
(Expressed in United States dollars)

October 31, 1999 and 1998

----------------------------------------------------------------------------------------------
                                                                     1999             1998
----------------------------------------------------------------------------------------------
Assets

Current assets:
    Cash                                                       $  130,160       $  147,063
    Other receivables (note 7)                                    377,766            1,523
----------------------------------------------------------------------------------------------
                                                                  507,926          148,586

Investment (note 2)                                                22,204                -

Patent (note 3)                                                       100              100

Capital assets, net of amortization of $12,349 (1998 - $4,751)     55,097           15,334

----------------------------------------------------------------------------------------------
                                                               $  585,327       $  164,020
----------------------------------------------------------------------------------------------

Liabilities and Shareholders' Deficiency

Current liabilities:
    Accounts payable and accrued liabilities                   $  397,172       $   39,834
    Compensation expense payable (note 7)                       3,283,850                -
    Shareholder loan (note 4)                                           -          625,177
----------------------------------------------------------------------------------------------
                                                                3,681,022          665,011

Shareholders' deficiency:
    Share capital (note 5):
        Authorized:
           2,000,000 special preference shares,
             redeemable, voting
           Unlimited common shares
        Issued:
           36,551,319 common shares (1998 - 1)                  2,068,193                1
    Contributed surplus (note 8)                                  544,891                -
    Deficit                                                    (5,708,779)        (500,992)
----------------------------------------------------------------------------------------------
                                                               (3,095,695)        (500,991)

----------------------------------------------------------------------------------------------
                                                               $  585,327       $  164,020
----------------------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.


On behalf of the Board:

Salvatore Fuda Director
--------------
Salvatore Fuda

/s/ Magaly Bianchini Director
--------------------
Magaly Bianchini

MICROMEM TECHNOLOGIES INC.
(FORMERLY AVANTICORP INTERNATIONAL INC.)
A DEVELOPMENT STAGE COMPANY

Consolidated Statements of Operations and Deficit
(Expressed in United States dollars)

Years ended October 31, 1999 and 1998, and for the periods from September 3, 1997 (date of incorporation) to October 31, 1997 and September 3, 1997 to October 31, 1999

----------------------------------------------------------------------------------------------
                                                                        From          From
                                                                September 3,  September 3,
                                                                     1997 to       1997 to
                                                                 October 31,   October 31,
                                           1999           1998          1997          1999
----------------------------------------------------------------------------------------------
Revenue:
    Interest earned                 $     1,303    $     2,571   $         -   $     3,874
Costs and expenses:
    Compensation                      3,283,850              -             -     3,283,850
    Administration expenses             373,794        116,304             -       490,098
    Professional fees                   468,954        100,750         1,250       570,954
    Wages and salaries                  236,661         81,457             -       318,118
    Development expenses                455,288         50,000             -       505,288
    Travel and entertainment            261,919        176,012             -       437,931
    Loss on sale of investment           54,606              -             -        54,606
    Write-down of investment             61,020              -             -        61,020
    Amortization                          7,598          4,751             -        12,349
    Interest expense                      3,246              -             -         3,246
----------------------------------------------------------------------------------------------
                                      5,206,936        529,274         1,250     5,737,460
----------------------------------------------------------------------------------------------

Loss before undernoted item           5,205,633        526,703         1,250     5,733,586

Unrealized loss (gain) on foreign
  exchange                                2,154        (26,961)            -       (24,807)
----------------------------------------------------------------------------------------------

Loss for the period                   5,207,787        499,742         1,250     5,708,779

Deficit, beginning of period            500,992          1,250             -             -

----------------------------------------------------------------------------------------------
Deficit, end of period              $ 5,708,779    $   500,992   $     1,250   $ 5,708,779
----------------------------------------------------------------------------------------------

Net loss per share - basic and
  diluted                           $      0.14    $      0.02   $         -   $      0.16
Weighted average shares              36,213,319     32,120,676    32,000,000    36,213,319

----------------------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.

MICROMEM TECHNOLOGIES INC.
(FORMERLY AVANTICORP INTERNATIONAL INC.)
A DEVELOPMENT STAGE COMPANY

Consolidated Statements of Cash Flows
(Expressed in United States dollars)

Years ended October 31, 1999 and 1998, and for the periods from September 3, 1997 (date of incorporation) to October 31, 1997 and September 3, 1997 to October 31, 1999

--------------------------------------------------------------------------------------------------------
                                                                                   From          From
                                                                            September 3,  September 3,
                                                                                 1997 to       1997 to
                                                                              October 31,   October 31,
                                                       1999           1998          1997          1999
--------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
    Loss for the period                         $(5,207,787)   $  (499,742)   $    (1,250)   $(5,708,779)
    Adjustments to reconcile loss for
      the period to net cash used in
      operating activities:
        Loss on sale of investment                   54,606             --             --         54,606
        Write-down of investment                     61,020             --             --         61,020
        Amortization                                  7,598          4,751             --         12,349
        Compensation expense                      3,283,850             --             --      3,283,850
--------------------------------------------------------------------------------------------------------
                                                 (1,800,713)      (494,991)        (1,250)    (2,296,954)

    Change in non-cash working capital
      items, net of effects from
      reverse takeover:
        Increase in deposits and other
         receivables                               (367,646)        (1,523)            --       (369,169)
        Increase in accounts payable and
         accrued liabilities                        251,294         38,585          1,249        291,128
--------------------------------------------------------------------------------------------------------
    Net cash used in operating activities        (1,917,065)      (457,929)            (1)    (2,374,995)

Cash flows from investing activities:
    Sale of investment                              233,641             --             --        233,641
    Patent                                               --           (100)            --           (100)
    Capital assets                                  (47,361)       (20,085)            --        (67,446)
--------------------------------------------------------------------------------------------------------
    Net cash provided by (used in) investing
      activities                                    186,280        (20,185)            --        166,095

Cash flows from financing activities:
    Issue of common shares                        1,682,137             --              1      1,682,138
    Net proceeds from (repayment of)
      shareholder loan                              (80,286)       625,177             --        544,891
    Loan proceeds from Avanticorp                   112,031             --             --        112,031
--------------------------------------------------------------------------------------------------------
    Net cash provided by financing activities     1,713,882        625,177              1      2,339,060
                                                                                             -----------

Increase (decrease) in cash                         (16,903)       147,063             --        130,160

Cash, beginning of period                           147,063             --             --             --

--------------------------------------------------------------------------------------------------------
Cash, end of period                             $   130,160    $   147,063    $        --    $   130,160
--------------------------------------------------------------------------------------------------------

Supplemental cash flow information:
    Interest paid                               $     3,246    $        --    $        --    $     3,246
--------------------------------------------------------------------------------------------------------

MICROMEM TECHNOLOGIES INC.
(FORMERLY AVANTICORP INTERNATIONAL INC.)
A DEVELOPMENT STAGE COMPANY

Consolidated Statement of Cash Flows (continued)
(Expressed in United States dollars)

Years ended October 31, 1999 and 1998, and for the periods from September 3, 1997 (date of incorporation) to October 31, 1997 and September 3, 1997 to October 31, 1999

--------------------------------------------------------------------------------

Supplemental schedule of non-cash operating and financing activities:

On January 11, 1999, Micromem Technologies Inc. issued 32 million common shares and 1 million warrants to acquire all of the issued and outstanding shares of Pageant Technologies Inc. As a result of this transaction, the shareholders of Pageant Technologies Inc. owned 88.9% of the outstanding shares of Micromem Technologies Inc. and accordingly, the purchase of Pageant Technologies Inc. is accounted for as a reverse takeover transaction. In conjunction with the reverse takeover accounting, the following is the fair value of Micromem as of January 11, 1999:

--------------------------------------------------------------------------------

Assigned fair value of net assets of Micromem                         $ 549,140
Less cash and bank balances                                            (168,084)

--------------------------------------------------------------------------------
Net non-cash items                                                    $ 381,056
--------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

MICROMEM TECHNOLOGIES INC.
(FORMERLY AVANTICORP INTERNATIONAL INC.)
A DEVELOPMENT STAGE COMPANY

Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended October 31, 1999 and 1998, and for the periods from September 3, 1997 (date of incorporation) to October 31, 1997 and September 3, 1997 to October 31, 1999

--------------------------------------------------------------------------------

Micromem Technologies Inc. ("Micromem" or the "Company") is a corporation incorporated under the laws of the Province of Ontario, Canada. By Articles of Amendment dated January 14, 1999, the Company changed its name from Avanticorp International Inc. to Micromem Technologies Inc. On January 11, 1999, Micromem Technologies Inc., acquired all the outstanding shares of Pageant Technologies Inc., a company incorporated under the laws of the Turks & Caicos Islands, B.W.I. This acquisition was recorded as a reverse takeover under Canadian generally accepted accounting principles (note 1(a)).


The Company is a development stage enterprise, and through its wholly owned subsidiary, engaged in the development and exploitation of patented technology known as MAGRAM which relates to high performance memory and memory intensive logic products. The planned principal commercial operations relating to production of MAGRAM has not commenced and is still in the development stage.


These financial statements have been prepared on the basis of Canadian generally accepted accounting principles as applicable to a going concern. The Company has incurred substantial losses in its development stage. The continuation as a going concern is dependent on the continued support from the Company's investors and on achieving a source of income. Failure to continue as a going concern would then require that stated amounts of assets and liabilities be reflected on a liquidation basis which could differ from the going concern basis.


1.    Significant accounting policies:


      These consolidated financial statements include the accounts of the Company's wholly owned legal subsidiaries, Pageant Technologies Inc. and Pageant Technologies (U.S.A.)
      Inc.

MICROMEM TECHNOLOGIES INC.
(FORMERLY AVANTICORP INTERNATIONAL INC.)
A DEVELOPMENT STAGE COMPANY

Notes to Consolidated Financial Statements (continued)
(Expressed in United States dollars)

Years ended October 31, 1999 and 1998, and for the periods from September 3, 1997 (date of incorporation) to October 31, 1997 and September 3, 1997 to October 31, 1999

--------------------------------------------------------------------------------

1.    Significant accounting policies (continued):


      The significant policies used in the preparation of these financial statements conform in all material respects, to Canadian generally accepted accounting principles. These are as follows:


      (a)   Basis of presentation:


            On January 11, 1999, Micromem Technologies Inc. issued 32 million common shares and 1 million warrants to acquire all of the issued and outstanding shares of Pageant Technologies Inc. On that date, the total number of Micromem Technologies Inc. shares outstanding was 3,980,643 shares. As a result of this transaction, the shareholders of Pageant Technologies Inc. owned 88.9% of the outstanding common shares of Micromem Technologies Inc. and, accordingly, the purchase of Pageant Technologies Inc. by Micromem Technologies Inc. is accounted for as a reverse takeover transaction.


            Application of reverse takeover accounting results in the following:


            (i) the consolidated financial statements of the combined entity are issued under the name of the legal parent, Micromem Technologies Inc., but are considered a continuation of the financial statements of Pageant Technologies Inc., the legal subsidiary;


            (ii) as Pageant Technologies Inc. is deemed to be the acquirer for accounting purposes, its assets and liabilities are included in the consolidated financial statements at their historical carrying values;


            (iii) the comparative financial statements are those of Pageant
                  Technologies Inc.; and


            (iv) control of the assets and operations of Micromem Technologies Inc. is deemed to be acquired by Pageant Technologies Inc. effective January 11, 1999. For purposes of this transaction, the deemed consideration is $549,140 ascribed to the net assets of Micromem Technologies Inc. outstanding immediately prior to the business combination plus $52,933 of transaction costs.

MICROMEM TECHNOLOGIES INC.
(FORMERLY AVANTICORP INTERNATIONAL INC.)
A DEVELOPMENT STAGE COMPANY

Notes to Consolidated Financial Statements (continued)
(Expressed in United States dollars)

Years ended October 31, 1999 and 1998, and for the periods from September 3, 1997 (date of incorporation) to October 31, 1997 and September 3, 1997 to October 31, 1999

--------------------------------------------------------------------------------

1.    Significant accounting policies (continued):


         The transaction was accounted for by the purchase method with the results of operations included in the financial statements from the date of acquisition.
         Details of the acquisition are as follows:


         Net assets acquired at assigned fair values:

--------------------------------------------------------------------------------

         Cash                                                     $  168,084
         Non-cash current assets                                     115,629
         Investments                                                 371,471
--------------------------------------------------------------------------------
                                                                     655,184

         Less current liabilities                                    106,044

--------------------------------------------------------------------------------
          Assigned fair value of net assets of Micromem
           Technologies Inc. acquired                             $  549,140
--------------------------------------------------------------------------------


         Expenses relating to the revenue takeover, of $52,933, have been accounted for through the consolidated statement of operations and deficit.


      (b) Foreign currency translation:


         Transactions in foreign currencies have been converted to United States dollars at the rate of exchange prevailing at the date of each transaction. Assets and liabilities denominated in foreign currencies are converted into United States dollars at the rate of exchange prevailing at year end. The resulting translation gains or losses are included in the determination of net earnings.

MICROMEM TECHNOLOGIES INC.
(FORMERLY AVANTICORP INTERNATIONAL INC.)
A DEVELOPMENT STAGE COMPANY

Notes to Consolidated Financial Statements (continued)
(Expressed in United States dollars)

Years ended October 31, 1999 and 1998, and for the periods from September 3, 1997 (date of incorporation) to October 31, 1997 and September 3, 1997 to October 31, 1999

--------------------------------------------------------------------------------

1.    Significant accounting policies (continued):


      (c)   Investments:


            Investments where the Company has no significant influence are carried at cost. A write-down of the carrying value is charged against income when evidence indicates a decline in the underlying value and earning power of an individual investment is other than temporary. Realized gains and losses are included in investment and other income.


      (d)   Capital assets:


            Capital assets are carried at cost. Amortization is provided on capital assets on the straight-line basis for a period of up to three years.


      (e)   Patent:


            The patent is carried at cost and amortization will commence on an appropriate basis when sales commence.


      (f)   Income taxes:


            The Company follows the tax allocation basis of accounting for income taxes whereby income taxes deferred to future years as a result of timing differences between accounting income and income for tax purposes are recorded as deferred income taxes.


      (g)   Development expenses:


            Development expenses are expensed in the period in which they are incurred, unless they meet the criteria for deferral under Canadian generally accepted accounting principles.


      (h)   Measurement uncertainty:


            The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

MICROMEM TECHNOLOGIES INC.
(FORMERLY AVANTICORP INTERNATIONAL INC.)
A DEVELOPMENT STAGE COMPANY

Notes to Consolidated Financial Statements (continued)
(Expressed in United States dollars)

Years ended October 31, 1999 and 1998, and for the periods from September 3, 1997 (date of incorporation) to October 31, 1997 and September 3, 1997 to October 31, 1999

--------------------------------------------------------------------------------

1.    Significant accounting policies (continued):


      (i)   Transactions with related parties:


            Transactions with related parties are measured at the carrying amounts of the goods and services being exchanged, unless such transactions are determined to be in the normal course of operations, in which case, they are recorded at the agreed upon exchange amount.


2.    Investment:

----------------------------------------------------------------------------------------------
                                                                                    Quoted
                                                                 Carrying           market
                                                                   value            value
----------------------------------------------------------------------------------------------
      Ontex Resources Limited ("Ontex"), January 11, 1999:
         325,000 shares                                        $  288,247
      Alliance Resources PLC ("Alliance"), January 11, 1999:
         450,000 shares                                            83,224
----------------------------------------------------------------------------------------------
                                                                  371,471

      Sale of Ontex, January 27, 1999:
         325,000 shares                                          (233,641)
      Loss on sale of 325,000 shares of Ontex                     (54,606)
      Write-down of Alliance, October 31, 1999                    (61,020)

----------------------------------------------------------------------------------------------
      Balance, October 31, 1999                                $   22,204        $  22,204
----------------------------------------------------------------------------------------------


      The loss on sale relates to losses incurred on the sale of 325,000 Ontex shares. The Company has written down its investment in Alliance shares to quoted market prices at October 31, 1999 due to "other than temporary" decline in value of the investment.

MICROMEM TECHNOLOGIES INC.
(FORMERLY AVANTICORP INTERNATIONAL INC.)
A DEVELOPMENT STAGE COMPANY

Notes to Consolidated Financial Statements (continued)
(Expressed in United States dollars)

Years ended October 31, 1999 and 1998, and for the periods from September 3, 1997 (date of incorporation) to October 31, 1997 and September 3, 1997 to October 31, 1999

--------------------------------------------------------------------------------

3.    Patent:

      A subsidiary of the Company, Pageant Technologies Inc., has a 50% interest in a patent registered in the United States with corresponding patent applications in Europe and Japan, for non-volatile random access memory technology called Magram(TM). The subsidiary has an exclusive worldwide license to develop, manufacture and sell the Magram(TM) technology. The License Agreement provides that the subsidiary would pay a royalty of 40% of the gross profits less certain agreed expenses for revenue received from the Magram(TM) technology to a company which holds the balance of the 50% interest. The 50% interest held by the Company's subsidiary will revert back to the original owner if the License Agreement is in default.

      The Company's obligations under the License Agreement, other than its obligation to pay a royalty, are very general obligations related to supporting development of the technology and being responsible for marketing, sales and licensing. The License Agreement does not create any obligations for the Company that present a particularly significant risk that might cause it to lose its right to the patent.


4.    Shareholder loan:


      Shareholder loan continuity is as follows:

----------------------------------------------------------------------------------------------
                                                       Denominated in
                                                   U.S.$            Cdn.$            Total
----------------------------------------------------------------------------------------------

      Balance, October 31, 1997              $         -      $         -      $         -
      Advances during 1998                        31,145          698,569          729,714
      Repayments during 1998                           -          (66,670)         (66,670)
      Unrealized exchange gain                         -          (37,867)         (37,867)
----------------------------------------------------------------------------------------------

      Balance, October 31, 1998                   31,145          594,032          625,177
      Advances                                   300,850                -          300,850
      Interest                                     3,246                -            3,246
      Repayments                                (335,241)         (49,141)        (384,382)
      Transfer to contributed surplus (note 8)         -         (544,891)        (544,891)

----------------------------------------------------------------------------------------------
      Balance, October 31, 1999              $         -      $         -      $         -
----------------------------------------------------------------------------------------------

      A company controlled by the Chairman advanced funds periodically to meet the cash flow requirements of the Company.

MICROMEM TECHNOLOGIES INC.
(FORMERLY AVANTICORP INTERNATIONAL INC.)
A DEVELOPMENT STAGE COMPANY

Notes to Consolidated Financial Statements (continued)
(Expressed in United States dollars)

Years ended October 31, 1999 and 1998, and for the periods from September 3, 1997 (date of incorporation) to October 31, 1997 and September 3, 1997 to October 31, 1999

--------------------------------------------------------------------------------

5.    Share capital:


      (a)Authorized:
             Unlimited common shares without par value


      (b)Issued and outstanding:


         The ascribed share capital of Micromem Technologies Inc., the continuing consolidated entity, as at October 31, 1999 for accounting purposes is computed as follows:

----------------------------------------------------------------------------------------------
         Existing share capital of Pageant Technologies Inc.,
           October 31, 1998                                                    $         1
         Common shares of Pageant Technologies Inc.,
           December 4, 1998                                                          4,999
----------------------------------------------------------------------------------------------

         Existing common share capital of Pageant Technologies Inc.,
           January 11, 1999                                                          5,000
         Assigned fair value of net assets of Micromem Technologies Inc.,
           (note 1(a)(iv))                                                         549,140
----------------------------------------------------------------------------------------------

         Share capital of Micromem Technologies Inc.,
           January 11, 1999                                                        554,140

         Exercise of common share purchase warrants for cash                       164,053
         Exercise of director's stock options for cash                             300,000
         Private placement of common stock for cash                              1,050,000

----------------------------------------------------------------------------------------------
          Common share capital, October 31, 1999                               $ 2,068,193
----------------------------------------------------------------------------------------------

MICROMEM TECHNOLOGIES INC.
(FORMERLY AVANTICORP INTERNATIONAL INC.)
A DEVELOPMENT STAGE COMPANY

Notes to Consolidated Financial Statements (continued)
(Expressed in United States dollars)

Years ended October 31, 1999 and 1998, and for the periods from September 3, 1997 (date of incorporation) to October 31, 1997 and September 3, 1997 to October 31, 1999

--------------------------------------------------------------------------------

5.    Share capital (continued):


         As a result of the business combination, Pageant Technologies Inc., became a wholly owned subsidiary of Micromem Technologies Inc. For accounting purposes, at January 11, 1999, the outstanding shares of Micromem Technologies Inc., the continuing consolidated entity, consisted of the number of Micromem shares issued to that date with an assigned value equal to the share capital of the continuing consolidated entity at that date as computed above. As a result, the number of outstanding shares of Micromem are as follows:

----------------------------------------------------------------------------------------------
         Existing outstanding common shares of Micromem,
           October 31, 1998                                                      3,490,643
         Exercise of director's stock options                                      490,000
----------------------------------------------------------------------------------------------

         Existing common share capital of Micromem Technologies
           Inc., January 11, 1999                                                3,980,643

         Common shares issued to effect the business combination
           with Pageant Technologies Inc.                                       32,000,000
         Exercise of common share purchase warrants for cash                       120,676
         Exercise of director's stock options for cash                             100,000
         Private placement of common stock for cash                                350,000

----------------------------------------------------------------------------------------------
          Outstanding common shares, October 31, 1999                           36,551,319
----------------------------------------------------------------------------------------------


      (c) At October 31, 1999, an option is outstanding on 900,000 shares of the Company's capital at $3.00 per share, exercisable on or before January 25, 2009.


      (d)   Common share purchase warrants:


            As part of the purchase consideration of Pageant Technologies Inc., 1,000,000 common share purchase warrants exercisable on a one-for-one basis were issued. Out of this total, 879,324 are outstanding at October 31, 1999 and are exercisable at a price of Cdn. $2.00 per share through January 11, 2000 and Cdn. $2.30 from January 12, 2000 through January 12, 2001. The warrants expire on January 12, 2001.

MICROMEM TECHNOLOGIES INC.
(FORMERLY AVANTICORP INTERNATIONAL INC.)
A DEVELOPMENT STAGE COMPANY

Notes to Consolidated Financial Statements (continued)
(Expressed in United States dollars)

Years ended October 31, 1999 and 1998, and for the periods from September 3, 1997 (date of incorporation) to October 31, 1997 and September 3, 1997 to October 31, 1999

--------------------------------------------------------------------------------

6.    Commitments:

      The minimum annual future lease commitments of the Company for its office premises under non-cancellable operating leases are as follows:

--------------------------------------------------------------------------------

      2000                                                            $  29,533
      2001                                                                5,299

--------------------------------------------------------------------------------

      The agreement with the University of Utah for the research and development work provided for an expenditure commitment of $282,549. At October 31, 1999, the Company has expended a total of $455,288.


7.    Related party transactions:

      In the normal course of business, the Company enters into transactions with companies under common control. Such items are measured at agreed upon exchange amounts and included in the consolidated financial statements. Related party transactions and balances are as follows:

--------------------------------------------------------------------------------
                                                1999     1998             1997
--------------------------------------------------------------------------------

      Compensation expense and payable   $ 3,283,850   $    -           $    -
      Other receivables                      362,046        -                -
      Interest expense                         3,246        -                -

--------------------------------------------------------------------------------

      (a) On January 29, 1999 and March 10, 1999, the Company entered into two consulting agreements with the Chairman and a company controlled by the President, respectively. At the option of Micromem for the services contracted for, the individual/company will be paid fees on a quarterly basis, in the form of cash or common shares, under the agreement. If Micromem elects to pay the fees through quarterly issuances of common shares, then the number of shares to be issued to the individual/company, quarterly, would be calculated as the product of 0.3125% of the simple average of number of shares of Micromem that were outstanding on the last date of each month during the quarter. If Micromem elects to pay the fees through quarterly cash payments, then the amount of such fees would be calculated as the product of 0.3125% of the average shares outstanding multiplied by a simple average of the daily close price of Micromem's common shares during the quarter.

MICROMEM TECHNOLOGIES INC.
(FORMERLY AVANTICORP INTERNATIONAL INC.)
A DEVELOPMENT STAGE COMPANY

Notes to Consolidated Financial Statements (continued)
(Expressed in United States dollars)

Years ended October 31, 1999 and 1998, and for the periods from September 3, 1997 (date of incorporation) to October 31, 1997 and September 3, 1997 to October 31, 1999

--------------------------------------------------------------------------------

7.    Related party transactions (continued):


            An amount of $3,283,850 has been accrued for assuming that the Company will issue shares subject to the approval of shareholders.


      (b) On January 25, 1999, as part of a compensation package, the Company granted the Chairman options to purchase, prior to January 25, 2009, up to 1,000,000 common shares at the prevailing market price per share of $3.00 pursuant to the Micromem Technologies Inc. 1999 stock option plan. The Chairman purchased 100,000 shares against this option in October 1999.


      (c) Included in other receivables is $362,046 which represent amounts advanced to Clear Blue Laboratories, Inc., a related party by virtue of its control by a principal shareholder. These amounts are interest free, unsecured and repayable on demand.


8.    Contributed surplus:


      Ataraxia, the former parent company of Pageant Technologies Inc., forgave $544,891 of indebtedness it was owed. This forgiven debt was treated as contributed surplus, a separate component of shareholders' deficiency, as this balance was between related parties.


9.    Fair values of financial instruments:


      The fair values for all financial assets and liabilities are considered to approximate their carrying values due to their short-term nature.


10.   Income taxes:


      The Company has losses of approximately $257,000 available to reduce future taxable income, the benefit of which will be recognized in the accounts when realized. The tax losses expire in 2007.


      The Company's subsidiary, Pageant Technologies (U.S.A.), Inc., has losses of approximately $1,144,000 available to reduce future taxable income, the benefit of which will be recognized in the accounts when realized. The tax losses expire in 2020.

MICROMEM TECHNOLOGIES INC.
(FORMERLY AVANTICORP INTERNATIONAL INC.)
A DEVELOPMENT STAGE COMPANY

Notes to Consolidated Financial Statements (continued)
(Expressed in United States dollars)

Years ended October 31, 1999 and 1998, and for the periods from September 3, 1997 (date of incorporation) to October 31, 1997 and September 3, 1997 to October 31, 1999

--------------------------------------------------------------------------------

11.   Contingencies:


      The Company is a co-defendant in a lawsuit alleging breach of contract under a construction contract entered into by a related party and claiming dues amounting to $805,000. The Company has filed a motion to dismiss the claim. This litigation is in its preliminary stages and the outcome is not currently determinable.


      In the normal course of business, the Company and its subsidiaries are involved in various legal actions. In management's opinion, the ultimate disposition of these actions, individually or in aggregate, will not have a material adverse effect on the financial condition of the Company.


12. Reconciliation between Canadian GAAP and U.S. GAAP:


      The Company's consolidated financial statements have been prepared in accordance with accounting principles generally accepted ("GAAP") in Canada which, in the case of the Company, conform in all material respects with those in the United States.


      The Company has chosen to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion ("APB") No. 25 "Accounting for Stock Issued to Employees". Under this method, compensation expense is recorded, if fair market value exceeds exercise price at date of grant. Accordingly, compensation expense, if any, is recognized, at the date of option grants or when the option shares are earned based on the quoted market price of the stock, in the consolidated statement of operations and deficit.


      The Company qualifies as a development stage enterprise as defined in SFAS No. 7. The financial statements have been prepared to include the additional information as required to be disclosed by SFAS No. 7.


      The Company's comprehensive income as determined under SFAS No. 130 would not differ from net loss as shown above for all periods presented.


      There are no differences in cash used in operating, investing and financing activities as reported and as per U.S. GAAP.

MICROMEM TECHNOLOGIES INC.
(FORMERLY AVANTICORP INTERNATIONAL INC.)
A DEVELOPMENT STAGE COMPANY

Notes to Consolidated Financial Statements (continued)
(Expressed in United States dollars)

Years ended October 31, 1999 and 1998, and for the periods from September 3, 1997 (date of incorporation) to October 31, 1997 and September 3, 1997 to October 31, 1999

--------------------------------------------------------------------------------

12. Reconciliation between Canadian GAAP and U.S. GAAP (continued):


      There are no differences in shareholders' equity as reported and per U.S. GAAP.

----------------------------------------------------------------------------------------------
                                                                September 3,  September 3,
                                                                     1997 to       1997 to
                                                                 October 31,   October 31,
                                           1999           1998          1997          1999
----------------------------------------------------------------------------------------------
      Net loss as reported and
        as per U.S. GAAP            $  5,207,787   $   499,742   $     1,250    $5,708,779

----------------------------------------------------------------------------------------------

      Net loss per share - basic    $       0.14   $      0.02   $         -    $      0.16

----------------------------------------------------------------------------------------------

      Net loss per share - diluted  $       0.14   $      0.02   $         -    $      0.16

----------------------------------------------------------------------------------------------

      Weighted average shares        36,213,319     32,120,676    32,000,000    36,213,319
      Plus incremental shares from
        assumed conversion of
        warrants and options          1,610,673        879,324             -     1,610,673

----------------------------------------------------------------------------------------------
      Adjusted weighted average shares37,823,992    33,000,000    32,000,000    37,823,992
----------------------------------------------------------------------------------------------


      The above incremental shares from assumed conversion of warrants have been excluded from the calculation of the diluted loss per share because to do so would be anti-dilutive for the periods presented.


      Income taxes:


      The Company follows the "deferral method" of accounting for deferred income taxes, pursuant to which the Company records deferred taxes on "timing differences" (differences between accounting and tax treatment of certain revenue and expenses), using tax rates effective for the year in which the timing differences arise.

MICROMEM TECHNOLOGIES INC.
(FORMERLY AVANTICORP INTERNATIONAL INC.)
A DEVELOPMENT STAGE COMPANY

Notes to Consolidated Financial Statements (continued)
(Expressed in United States dollars)

Years ended October 31, 1999 and 1998, and for the periods from September 3, 1997 (date of incorporation) to October 31, 1997 and September 3, 1997 to October 31, 1999

--------------------------------------------------------------------------------

12. Reconciliation between Canadian GAAP and U.S. GAAP (continued):


      Under U.S. GAAP, the Company is required to use the "asset and liability method" of accounting for deferred taxes, which gives recognition to deferred taxes on all "temporary differences" (differences between accounting basis and tax basis of the Company's assets and liabilities) using currently enacted tax rates. In addition, U.S. GAAP requires the Company to record all deferred tax assets, including the future tax benefits of losses carried forward. The Company is then required to record a "valuation allowance" for any deferred tax assets where it is more likely than not that the asset will not be realized.


      The Company has not recorded any deferred tax asset or liability, as it believes that it does not meet the test of virtual certainty under Canadian GAAP or the "more likely than not" test under U.S. GAAP. See detailed schedule below:

----------------------------------------------------------------------------------------------
                                                                                      1999
----------------------------------------------------------------------------------------------
                                                                              (Deductible)
                                                  Carrying                       temporary
                                                    amount       Tax basis      difference
----------------------------------------------------------------------------------------------
      Cash                                    $    130,160     $   130,160     $         -
      Other receivables                            377,766         377,766               -
      Deferred exploration                               -               -               -
      Unused non capital
        tax losses                                       -               -               -
      Unused capital tax
        losses                                           -               -               -
      Investment                                    22,204         862,050        (839,846)
      Patent                                           100             100               -
      Capital assets                                55,097          52,207           2,890

----------------------------------------------------------------------------------------------
      Total assets                            $    585,327     $ 1,422,283     $  (836,956)
----------------------------------------------------------------------------------------------

      Accounts payable and
        accrued liabilities                   $  3,681,022     $ 3,681,022     $         -

      Share capital                              2,068,193       2,068,193               -
      Contributed surplus                          544,891         544,891               -
      Retained earnings (deficit)               (5,708,779)     (4,871,823)       (836,956)
----------------------------------------------------------------------------------------------
      Total equity                              (3,095,695)     (2,258,739)       (836,956)

----------------------------------------------------------------------------------------------
      Total liabilities and
        equity                                $    585,327     $ 1,422,283     $  (836,956)
----------------------------------------------------------------------------------------------

      Deferred tax asset                      $   (836,956)    Tax rate 45%    $  (376,630)
                                              =============

      Valuation allowance                                                          376,630

----------------------------------------------------------------------------------------------
      Net deferred (tax assets) liability                                      $         -
----------------------------------------------------------------------------------------------

MICROMEM TECHNOLOGIES INC.
(FORMERLY AVANTICORP INTERNATIONAL INC.)
A DEVELOPMENT STAGE COMPANY

Notes to Consolidated Financial Statements (continued)
(Expressed in United States dollars)

Years ended October 31, 1999 and 1998, and for the periods from September 3, 1997 (date of incorporation) to October 31, 1997 and September 3, 1997 to October 31, 1999

--------------------------------------------------------------------------------

13.   Subsequent events:


      Subsequent to the year end, the Chairman of the Company exercised 100,000 share options at $3.00 per share granted to him as part of his compensation package.


      In December 1999, a subsidiary of the Company, entered into an agreement with the Regent's of the University of New Mexico (the "Regents") to lease laboratory facilities and equipment (the "Facility"). Under the terms of the agreement, the Company is obligated to pay Regents $500 per day it uses the Facility, not exceeding $3,000 in any one month.


      In satisfaction of amounts earned and accrued up to December 1999, in January 2000, the Company authorized the issue of 454,292 shares to the Chairman and 330,098 shares to a company controlled by the President under the consulting services agreements.


      In February 2000, the Company issued 2 million shares at $2.50 per share for $5,000,000 pursuant to a private placement agreement.


14. Uncertainty due to the Year 2000 Issue:


      The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. Although the change in date has occurred, it is not possible to conclude that all aspects of the Year 2000 Issue that may affect the Company, including those related to the efforts of customers, suppliers, or other third parties, have been fully resolved.

PAGEANT TECHNOLOGIES INCORPORATED
(a development stage corporation)

Consolidated Financial Statements
For The Year ending October 31, 1998

And the period from  September 3, 1997 (date of
Incorporation)  And October 31, 1997
And Independent Auditors' Report

INDEPENDENT AUDITORS' REPORT

To the Shareholder of
  Pageant Technologies Incorporated

We have audited the consolidated balance sheets of Pageant Technologies Incorporated, a development stage corporation, (The "Company") as of October 31, 1998 and October 31, 1997, and the consolidated statements of loss and accumulated deficit and cash flows for the year ending October 31, 1998 and for the period from September 3, 1997 (date of incorporation) to October 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian and United States Generally Accepted Auditing Standards. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion these financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 1998 and October 31, for the year ending October 31, 1998 and for the period from September 3, 1997 (date of incorporation) to October 31, 1997 in accordance with Canadian Geanerally Accepted Accounting Standards.

Without qualifying our opinion we draw attention to Note 7 to the financial statements, which states that there are no material differences between the presentation of these financial statements in accordance with Canadian Generally Accepted Accounting Standards and their presentation had they been prepared in accordance with United States Generally Accepted Accounting Principles.

/s/ Deloitte & Touche

December 20, 1999

PAGEANT TECHNOLOGIES INCORPORATED
(A DEVELOPMENT STAGE CORPORATION)

CONSOLIDATED BALANCE SHEET
AS OF OCTOBER 31, 1998 AND OCTOBER 31, 1997
 (Expressed in United States Dollars)
--------------------------------------------------------------------------------
                                                             1998          1997
ASSETS
CURRENT ASSETS:
   Cash at Bank                                         $ 147,063     $      --
   Deposits and advances                                    1,523            --
                                                        ---------     ---------
      Total current assets                                148,586            --
FIXED ASSETS  (Note 3)                                     15,334            --
PATENTS (Note 4)                                              100            --
                                                        ---------     ---------
TOTAL                                                   $ 164,020     $      --
                                                        =========     =========


LIABILITIES AND SHAREHOLDER'S DEFICIT
CURRENT LIABILITIES:
   Accounts payable and accrued expenses                $  39,834     $   1,249
   Shareholder advances  (Note 5)                         625,177            --
                                                        ---------     ---------
      Total current liabilities                           665,011         1,249
                                                        ---------     ---------


SHAREHOLDER'S DEFICIT
   Share capital (Note 7)                                       1             1
   Accumulated deficit during development stage          (500,992)       (1,250)
                                                        ---------     ---------
      Total shareholder's deficit                        (500,991)       (1,249)
                                                        ---------     ---------
TOTAL                                                   $ 164,020     $      --
                                                        =========     =========

Approved on behalf of the Board


/s/
---------------------------------------
Director
See notes to financial statements.

PAGEANT TECHNOLOGIES INCORPORATED
(A DEVELOPMENT STAGE CORPORATION)

CONSOLIDATED STATEMENT OF LOSS AND ACCUMULATED DEFICIT
FOR YEAR ENDING OCTOBER 31, 1998 AND FOR THE PERIOD FROM
SEPTEMBER 3, 1997 (DATE OF  INCORPORATION)  TO OCTOBER 31, 1997
 (Expressed in United States Dollars)
--------------------------------------------------------------------------------

                                                                              From
                                                                            inception
                                                                           to October, 31
                                                       1998         1997         1998

INTEREST INCOME                                   $   2,571    $      --    $   2,571
                                                  ---------    ---------    ---------
EXPENSES
   Travel and entertainment                         176,012           --      176,012
   Professional fees                                166,182        1,250      167,432
   Wages and salaries                                81,457           --       81,457
   Administration expenses                           50,872           --       50,872
   Development expenses                              50,000           --       50,000
   Depreciation                                       4,751           --        4,751
      Total expenses                                529,274        1,250      530,524
                                                  ---------    ---------    ---------
NET OPERATING LOSS                                 (526,703)      (1,250)    (527,953)
   Unrealised gain on foreign exchange (Note 8)      26,961           --       26,961
                                                  ---------    ---------    ---------
NET LOSS                                           (499,742)      (1,250)    (500,992)

ACCUMULATED DEFICIT
DURING DEVELOPMENT STAGE :
   BEGINNING OF YEAR                                 (1,250)          --           --
                                                  ---------    ---------    ---------
   END OF YEAR                                    $(500,992)   $  (1,250)   $(500,992)
                                                  =========    =========    =========

See notes to financial statements.

PAGEANT TECHNOLOGIES INCORPORATED
(A DEVELOPMENT STAGE CORPORATION)

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR YEAR ENDING OCTOBER 31, 1998 AND FOR THE PERIOD FROM
SEPTEMBER 3, 1997 (DATE OF  INCORPORATION)  TO OCTOBER 31, 1997
 (Expressed in United States Dollars)
--------------------------------------------------------------------------------

                                                                                 From
                                                                                inception
                                                                              to October, 31
                                                         1998         1997         1998
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                            $(499,742)   $  (1,250)   $(500,992)
Adjustments for:
    Depreciation                                        4,751           --        4,751
                                                    ---------    ---------    ---------
                                                     (494,991)      (1,250)    (496,241)
Increase in deposits and advances                      (1,523)          --       (1,523)
Increase in accounts payable and accrued expenses      38,585        1,249       39,834
                                                    ---------    ---------    ---------
     Cash used in operating activities               (457,929)          (1)    (457,930)
                                                    ---------    ---------    ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets                              (20,085)          --      (20,085)
Purchase of Patent                                       (100)          --         (100)
                                                    ---------    ---------    ---------
     Cash used in investing activities                (20,185)          --      (20,185)
                                                    ---------    ---------    ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from the issue of shares                        --            1            1
  Shareholder advances                                625,177           --      625,177
                                                    ---------    ---------    ---------
   Cash from financing activities                     625,177            1      625,178
                                                    ---------    ---------    ---------
NET  INCREASE IN CASH                                 147,063           --      147,063

CASH, BEGINNING OF YEAR                                    --           --           --
                                                    ---------    ---------    ---------
CASH, END OF YEAR                                   $ 147,063    $      --    $ 147,063
                                                    =========    =========    =========

See notes to financial statements.

PAGEANT TECHNOLOGIES INCORPORATED
(A DEVELOPMENT STAGE CORPORATION)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR YEAR ENDING OCTOBER 31, 1998 AND FOR THE PERIOD FROM
SEPTEMBER 3, 1997 (DATE OF  INCORPORATION)  TO OCTOBER 31, 1997
 (Expressed in United States Dollars)
--------------------------------------------------------------------------------

1.       GENERAL

         Pageant Technologies Incorporated, a development stage corporation (The "Company") was incorporated on September 3, 1997 in The Turks and Caicos Islands B.W.I., company number E21820. The Company acts principally as an asset holding and development company. The Company currently does not have any significant operating income and is therefore dependent on the advances from its parent company to finance its day to day operations


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         The financial statements of Pageant Technologies Incorporated are prepared in accordance with Canadian Generally Accepted Accounting Standards. The significant accounting policies of the Company are as follows:

         a. Basis of Consolidation - These consolidated financial statements include Pageant Technologies Incorporated and its wholly owned subsidiary, Pageant Technologies (USA) Inc., a research and development company incorporated in the State of Utah U.S.A.

         b. Patents - Patents are carried at cost less accumulated amortisation. Amortisation of patents is calculated using the straight line method to write them off over their estimated useful lives of 15 years

         c. Foreign currency translation - The reporting currency of these financial statements is the United States dollar. Income and expenses in foreign currencies have been converted to United States at the rate of exchange prevailing at date of each transaction. Assets and liabilities denominated in foreign currencies are converted into United States dollars at the rate of exchange prevailing at October 31, 1998. Any resulting unrealised gains and losses are recognised in income.

         d. Fixed assets - Fixtures and equipment are carried at cost less accumulated depreciation. Depreciation on fixtures and equipment is calculated using the straight-line method to write them off over their estimated useful lives of 3 years.

         e. Development costs - development costs are written off in the period in which they are incurred as currently no future accounting benefit is foreseen.

         f. Cash flow statements - The Company adopted International Accounting Standard 7 "Cash Flow Statements" for its financial statements. Under the Standard, cash equivalents are defined as short-term, highly liquid investments with maturities of three months or less when purchased, that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value. Cash and cash equivalents are reconciled to the balance sheet; and non-cash items are excluded from the cash flow statement.

         g. Transactions with related parties - Transactions with related parties are measured at the carrying amounts of the goods and services being exchanged, unless such transactions are determined to be in the normal course of operations, in which case, they are recorded at the agreed exchange amount.

3.       FIXED ASSETS

         Fixed assets are made up as follows:

                                                                   1998
                                       ---------------------------------------------------------------
                                         Beginning                                         Ending
                                           Balance        Additions        Disposals       Balance
                                       ---------------------------------------------------------------

COST
Fixtures and Equipment                 $      --          $ 20,085             $       --      $20,085
                                       ==========         =========            ==========      =======

                                                                  1998
                                       ---------------------------------------------------------------
                                         Beginning      Depreciation                       Ending
                                           Balance         Expense         Disposals       Balance
                                       ---------------------------------------------------------------

DEPRECIATION
Fixtures and Equipment                 $       --           $ 4,751            $      --       $ 4,751
                                       ==========         =========            ==========      =======
1998 Net movement                      $       --          $ 15,334            $      --       $15,334
                                       ==========         =========            ==========      =======





4.       PATENTS

         The Company owns a fifty-percent interest in US patent # 5,295,097 and has the exclusive right to develop, manufacture and sell the related products associated with "nonvolatile random access memory". A working prototype is being developed by the University of Utah.

         At its current stage of development, the technology being developed under the patent has an estimated market value of $30,000,000. This estimated market value is based on a report, dated July 6, 1998, prepared by Hans P. Schroeder, President of Business Equity Appraisal Reports, Inc. of San Carlos California.

5.       SHAREHOLDER ADVANCES

         The Shareholder, as a related party, advances funds periodically to meet the cash flow requirements of the Company. These advances are interest-free, unsecured and have no fixed repayment date. Movements during the year were as follows:


                                                            1998            1997
Canadian Dollar
Advances                                               $ 698,569        $     --
Repayments                                               (66,670)
Unrealised exchange gain                                 (37,867)             --
                                                       ---------        --------
                                                         594,032              --
United States Dollar
Advances                                                  31,145              --
Repayments                                                    --              --
                                                       ---------            ----
                                                          31,145              --
                                                       ---------            ----
                                                       $ 625,177        $     --
                                                       =========        ========


6.       RELATED PARTY TRANSACTIONS

         The only related pary transactions are the shareholder advances as described in note 5, which is measured at agreed upon exchange amounts. There are no transactions with related parties that are measured at carying amounts of goofds and services being exchanged.

7.       SHARE CAPITAL

         The share capital of the Company is made up as follows:

                                                         1998             1997
         Authorised:
          5,000 ordinary shares of $1.00 each          $ 5,000          $ 5,000
                                                       =======          =======

         Issued & fully paid:
          1 ordinary share of $1.00                    $     1          $     1
                                                       =======          =======

         On December 4, 1998 a further 4,999 ordinary shares of US$1.00 each were issued to the existing shareholder at par.

         On January 12, 1999 the entire share capital of the company was acquired by Micromem Technologies (formerly Avanti Corporation) for a consideration of 32,000,000 shares.

8.       UNREALISED FOREIGN EXCHANGE GAINS

         Unrealised foreign exchange gains are made up as follows:

                                                                       1998      1997
         Unrealised gains on translation of shareholder's advance     $ 37,867   $    --
         Unrealised (losses) on translation of foreign currency cash   (10,906)       --
                                                                      --------   -------
         Net unrealised gain                                          $ 26,961   $    --
                                                                      ========   =======


9.       COMPLIANCE WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

         There are no material differences between the presentation of these financial statements in accordance with International Accounting Standards and their presentation had they been prepared in accordance with United States Generally Accepted Accounting Principles.

                                   * * * * * *

                          AVANTICORP INTERNATIONAL INC.

                              FINANCIAL STATEMENTS
                        (Expressed in Canadian Currency)

                         OCTOBER 31, 1998, 1997 AND 1996

                               DAVID J. HENDERSON
                                   Suite 1710
                              150 King Street West
                                Toronto, Ontario
                                     M5H 3S5




                                AUDITOR'S REPORT



To the Directors,
Avanticorp International Inc.

                  I have audited the balance sheets of Avanticorp International Inc. as at October 31, 1998, 1997 and 1996 and the statements of operations and deficit and changes in cash position for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

                  I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

                  In my opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 1998, 1997 and 1996 and the results of its operations and the changes in its cash position for the years then ended in accordance with generally accepted accounting principles.



Toronto, Canada
June 28, 1999, except as to
Notes 2, 3, 6 and 10 which are
as of November 15, 1999.                                   Chartered Accountant.


                    AVANTICORP INTERNATIONAL INC.

                           BALANCE SHEETS
                  (Expressed in Canadian Currency)
                                                                                                    October 31,
                                                                                    1998                1997              1996
                                                                                    ----                ----              ----
                               ASSETS
Current assets
   Cash                                                                           $     8,394        $     1,312        $     4,291
   Accounts receivable                                                                  1,590                688             25,672
                                                                                  -----------        -----------        -----------
                                                                                        9,984              2,000             29,963
Investments in other companies (note 2)                                               342,000            485,865          1,725,494

Mineral exploration properties                                                              -                  2                  3
                                                                                  ------------       -----------        -----------
                                                                                  $   351,984        $   487,867        $ 1,755,460
                                                                                  ===========        ===========        ===========
                             LIABILITIES
Current liabilities
   Accounts payable and accrued liabilities                                       $   129,186        $    81,482        $    58,957
   Notes payable (note 3)                                                             119,752            192,043            218,702
                                                                                  -----------        -----------        -----------
                                                                                      248,938            273,525            277,659
                                                                                  -----------        -----------        -----------
                        SHAREHOLDERS' EQUITY

Share capital (note 4)
   Authorized
       Unlimited number of common shares
       2,000,000 special, redeemable, voting preference shares
   Issued
       3,490,646 common shares                                                      2,853,569          2,743,471          2,692,471
Deficit                                                                            (2,750,523)        (2,529,129)        (1,214,670)
                                                                                  -----------        -----------        -----------
                                                                                      103,046            214,342          1,477,801
                                                                                  -----------        -----------        -----------
                                                                                  $   351,984        $   487,867        $ 1,755,460
                                                                                  ===========        ===========        ===========
Approved by the Board:

S. Fuda, Director

R.J. McGroarty, Director


                    AVANTICORP INTERNATIONAL INC.
                STATEMENTS OF OPERATIONS AND DEFICIT
                  (Expressed in Canadian Currency)
                                                                                      Years ended
                                                                                      October 31,
                                                                          1998            1997              1996
                                                                          ----            ----              ----
Revenue                                                              $         -      $         -       $        -
Expenses
   Administration and general                                             80,938           63,285           47,103
   Interest                                                                5,573           11,544           11,528
                                                                       ---------      -----------       ----------
                                                                          86,511           74,829           58,631
                                                                       ---------      -----------       ----------
Operating loss                                                            86,511           74,829           58,631
Investments in other companies written down                              119,295        1,239,629                -
Loss (gain) on sale of investments in other companies                     15,586                -         (127,280)
Mineral exploration properties written off
                                                                               2                1                -
                                                                       ---------      -----------      -----------
Net loss                                                                 221,394        1,314,459          (68,649)
Deficit, beginning of the year                                         2,529,129        1,214,670        1,283,319
                                                                     -----------      -----------      -----------
Deficit, end of the year                                             $ 2,750,523      $ 2,529,129      $ 1,214,670
                                                                     ===========      ===========      ===========
Net loss (income) per share - basic and diluted                      $      0.07      $      0.45      $     (0.03)
                                                                     ===========      ===========      ===========

                    AVANTICORP INTERNATIONAL INC.
               STATEMENTS OF CHANGES IN CASH POSITION
                  (Expressed in Canadian Currency)

                                                                                                     Years ended
                                                                                                     October 31,
                                                                                     1998               1997                 1996
                                                                                     ----               ----                 ----
Cash resources provided by (used in)
   Operating activities
       Operating loss                                                             $ (86,511)          $ (74,829)          $ (58,631)
       Change in non-cash working capital
          (Increase) decrease in accounts receivable                                   (902)             24,984               2,812

          Increase (decrease) in accounts payable and
             accrued liabilities                                                     47,704              22,525             (81,992)
                                                                                  ---------           ---------           ---------
                                                                                    (39,709)            (27,320)           (137,811)
                                                                                  ---------           ---------           ---------
   Investing activities
       Investments in other companies
          Purchases                                                                    --                  --              (189,817)

          Disposals                                                                   8,984                --               212,484
                                                                                  ---------           ---------           ---------
                                                                                      8,984                --                22,667
                                                                                  ---------           ---------           ---------
   Financing activities
       Issue of common shares                                                       110,098              51,000              81,600
       Increase (decrease) in notes payable                                         (72,291)            (26,659)             36,202
                                                                                  ---------           ---------           ---------
                                                                                     37,807              24,341             117,802
                                                                                  ---------           ---------           ---------
Increase (decrease) in cash                                                           7,082              (2,979)              2,658
Cash, beginning of the year                                                           1,312               4,291               1,633
                                                                                  ---------           ---------           ---------
Cash, end of the year                                                             $   8,394           $   1,312           $   4,291
                                                                                  =========           =========           =========

                          AVANTICORP INTERNATIONAL INC.

                          NOTES TO FINANCIAL STATEMENTS

                        (Expressed in Canadian Currency)

                                OCTOBER 31, 1998


Avanticorp International Inc. is a corporation incorporated under the laws of the Province of Ontario, Canada and was formed to engage in the business of both mineral and oil and gas exploration and development.

1.     Significant accounting policies

       The accompanying financial statements have been prepared in accordance with generally accepted accounting principles as promulgated by The Canadian Institute of Chartered Accountants.

       The significant policies used in the preparation of these financial statements conform in all material respects, to generally accepted accounting principles. These are as follows:

       a)  Foreign currency translation

           All amounts are stated in Canadian dollars. Assets and liabilities in foreign currencies are translated into Canadian dollars at period-end exchange rates. The resulting net charge or credit is included in the operating results for the period. Revenues and expenses are translated to Canadian dollars at the prevailing exchange rates at the date of the transactions.

       b)  Investments

           Investments are carried at cost. A write down of the carrying value is charged against income when evidence indicates a decline in the underlying value and earning power of an individual investment is other than temporary. Realized gains and losses are included in investment and other income.

       c)  Transactions with related parties

           Transactions with related parties are measured at the carrying amounts of the goods and services being exchanged, unless such transactions are determined to be in the normal course of operations, in which case, they are recorded at the agreed upon exchange amount.

       d)  Cash flow statements

           The Company adopted the Canadian Institute of Chartered Accountants Hand Book Section 1540, "Cash Flow Statements" for its financial statements. Under the new Hand Book Section, the definition of cash equivalents is changed to short-term, highly liquid investments with maturities of three months or less when purchased, that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value. Cash and cash equivalents are reconciled to the balance sheet; and non-cash items are excluded from the cash flow statement.

       e)  Income taxes

           The Company follows the tax allocation basis of accounting for income taxes whereby income taxes deferred to future years as a result of timing differences between accounting income and income for tax purposes are recorded as deferred income taxes.

       f)  Measurement of uncertainty

           The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

                          AVANTICORP INTERNATIONAL INC.

                          NOTES TO FINANCIAL STATEMENTS
                        (Expressed in Canadian Currency)

                                OCTOBER 31, 1998

2. Investments in other companies - at cost less amounts written off

                                   Quoted                       Quoted                     Quoted
                                   Market        Carrying       Market      Carrying       Market       Carrying
                                   Value           Value        Value         Value        Value          Value
                                   1998            1998         1997          1997         1996           1996
                                   ----            ----         ----          ----         ----           ----
Alliance Resources
PLC
    450,000 shares              $  162,000    $  162,000    $  281,295    $  281,295     $       *    $1,274,877
Ontex Resources
Limited
    600,000 shares                 294,000       180,000       222,000       180,000       150,000       180,000
Castello Casino
Corp.
    122,850 shares                      --            --            --        24,570       270,270       270,617
                                ----------    ----------    ----------    ----------    ----------    ----------
                                        --            --        24,570        24,570      270,270        270,617
                                ----------    ----------    ----------    ----------    ----------    ----------
                                $  456,000    $  342,000    $  527,865    $  485,865    $  420,270    $1,725,494
                                ==========    ==========    ==========    ==========    ==========    ==========

       * The shares of Alliance were suspended from trading on the London Stock Exchange on August 13, 1996 at which time the quoted market value was $858,600.

       Reconciliation of change in carrying value of investments between 1995 and 1998:

                                                                                 Carrying       Adjustment      Per U.S.
                                                                                    Value          **             GAAP

      Balance, October 31, 1995                                                 $ 1,620,881
      Proceeds from sale of Castello Casino Corp. - 172,000 shares                 (212,484)
      Realized gain on sale of Castello Casino Corp. - 172,000 shares               127,280
      Purchase of Castello Casino Corp. - 153,000 shares                            189,817
                                                                                 ----------
      Balance, October 31, 1996                                                  1,725,494       $      -      $ 1,725,494
      Write down of Alliance Resources PLC, October 31, 1997                      (993,583)
      Write down of Castello Casino Corp., October 31, 1997                       (246,046)
                                                                                 ----------
      Balance, October 31, 1997                                                    485,865                         515,265
                                                                                    29,400
      Write down of Alliance Resources PLC, October 31, l998                      (119,295)
      Proceeds from sale of Castello Casino Corp., June 24, 1998
         122,850 shares                                                             (8,984)
      Realized loss on sale of Castello Casino Corp.                               (15,586)
                                                                                 ----------
      Balance, October 31, 1998 as reported                                     $  342,000         79,800          421,800
                                                                                 ==========

       The loss on sale relates to losses incurred on the sale of 122,850 Castello Casino Corp. shares. The company has written down its investments in Alliance Resources PLC to quoted market prices at October 31, 1998 due to "other than temporary" decline in value of the investment.

       **  Net unrealized gains on Ontex Resources Limited (note 10)

                          AVANTICORP INTERNATIONAL INC.

                          NOTES TO FINANCIAL STATEMENTS
                        (Expressed in Canadian Currency)

                                OCTOBER 31, 1998

3.     Notes payable

       Notes payable are due on demand and bear interest at 8% per annum.

       These notes payable are as follows:

                                                                            1998             1997              1996
                                                                            ----             ----              ----
          Note 1                       From third party                  $ 107,000        $ 153,083         $ 169,783
          Note 2                       From related party - note 6          10,110            7,682                 -
          Note 3                       From related party - note 6           2,642           31,278            48,919
                                                                         ---------        ---------         ---------
                                                                         $ 119,752        $ 192,043         $ 218,702
                                                                         =========        =========         =========

       These notes and related interest were repaid on November 23, 1998.

4.     Share capital

       a)  Authorized:  unlimited number of common shares without par value.

       b) Issued and outstanding:

          The Company issued common shares as follows:   Shares         Capital
          Balance, October 31, 1995                     2,555,646    $ 2,610,871
          Exercise of directors' stock options            170,000         81,600
                                                        ---------    -----------
          Balance, October 31, 1996                     2,725,646      2,692,471
          Exercise of directors' stock options            255,000         51,000
                                                        ---------    -----------
          Balance, October 31, 1997                     2,980,646      2,743,471
          Exercise of directors' options                  510,000        110,098
                                                        ---------    -----------
          Balance, October 31, 1998                     3,490,646    $ 2,853,569
                                                        =========    ===========
       c) Stock options:

           Pursuant to the Company's Incentive Stock Option Plan, directors' options are outstanding on 490,000 shares at U.S.$0.66 exercisable over a period of two years from September 15, 1998. No compensation expense was recognized on the granting of these options.

5.    Financial instruments

       The carrying value of cash, accounts receivable and accounts payable and accrued liabilities reflected in the balance sheet approximate their respective fair values. The fair values of investments in other companies are assumed to approximate quoted market values, as disclosed in note 2.

                          AVANTICORP INTERNATIONAL INC.

                          NOTES TO FINANCIAL STATEMENTS
                        (Expressed in Canadian Currency)

                                OCTOBER 31, 1998

6.    Related party transactions

      In the normal course of business, the Company enters into transactions with companies under common control on terms similar to those offered to non-related parties. Such items are included in the financial statements as follows:

                                Carrying Value   Carrying Value   Carrying Value
                                     1998            1997               1996
                                     ----            ----               ----
     a)     Investments in other
            companies              $ 180,000      $ 180,000        $ 180,000

     b)     Notes payable             12,752         38,960           48,919
     a) The investments in other companies of $180,000 represents the carrying value of Ontex Resources Limited.

           The Ontex investment was a related party investment. Sam Fuda, Chairman of the Board of Directors of the Company, served as President and Chief Executive Officer of Ontex from 1986 to December 1998, and has served as Chairman of the Board of Ontex since that date. Ross McGroarty, Executive Vice President and Secretary, and a Director of the Company, has been a director of Ontex since 1988.

      b) The notes payable from related parties are as follows:

                           1998      1997    1996
                           ----      ----    ----
Giomardi Holdings Inc.  $  2,642   $31,278   $48,919   Family trust with
                                                       discretionary powers with
                                                       Mr. Sam Fuda
Agamete Group             10,110     7,682        --   Mr. Ross McGroarty is
                                                       president of the company
                        --------   -------   -------
                         $12,752   $38,960   $48,919
                        ========   =======   =======

7.   Income tax information

      As of October 31, 1998, the Company has mineral exploration and development expenses of $339,000 available for carry forward indefinitely against future taxable income. Operating losses total $353,000 and expire as to $39,000 in 2000, $146,000 in 2001, $7,000 in 2003, $75,000 in 2004
      and $86,000 in 2005. Operating losses can be carried back three years and forward seven years against taxable income.

8.     Events subsequent to October 31, 1998

       a) The Company sold 275,000 shares of Ontex Resources Limited for
$232,150.

       b) The balances due on notes payable in the total amount of $119,752 at October 31, 1998 were repaid.

       c) By Articles of Amendment dated January 14, 1999, the Company changed its name to Micromem Technologies Inc.

       d) On January 11, 1999, the Company acquired all the shares of Pageant Technologies Inc., a Turks and Caicos Islands, British West Indies corporation by the issue of 32,000,000 shares of its capital and 1,000,000 share purchase warrants. The share purchase warrants could be exercised during a period of two years from the issue date. The exercise price would be $2.00 per share during the first twelve months of the period or $2.30 per share during the second twelve months.

                          AVANTICORP INTERNATIONAL INC.

                          NOTES TO FINANCIAL STATEMENTS
                        (Expressed in Canadian Currency)

                                OCTOBER 31, 1998

9.     Uncertainty due to the Year 2000 issue

       The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

10.    Reconciliation between Canadian GAAP and U.S. GAAP

       The only difference between Canadian and U.S. GAAP for the presentation of the balance sheets and statements of operations and deficit of these accompanying financial statements is as follows:

                                                 1998        1997        1996
      Shareholders' equity, as reported        $ 103,046   $214,342   $1,477,801
      Net unrealized gains in investments
     (net of estimated tax)                       79,800     29,400            -
                                               ---------   --------   ----------
      Shareholders' equity as per U.S. GAAP    $ 182,846   $243,742   $1,477,801
                                               =========   ========   ==========

       The net unrealized gains in investments relate to the company's holding of 600,000 shares of Ontex Resources. The net unrealized gains are not recognized in the financial statements under Canadian GAAP. Under U.S. GAAP, per SFAS 115, the unrealized gain in investments is excluded from earnings and reported as a net amount in a separate component of shareholders' equity.

                                               1998        1997         1996
                                               ----        ----         ----
      Net loss (income) for the period as
         reported and per U.S. GAAP         $  221,394   $1,314,459  $  (68,649)
                                            ==========   ==========  ===========
      Net loss (income) per share - basic   $     0.07   $     0.45  $    (0.03)
                                            ===========  =========== ===========
      Net loss (income) per share - diluted $     0.07   $     0.45  $    (0.03)
                                            ===========  =========== ===========
      Weighted average shares                3,301,084    2,902,399   2,669,289
      Plus: Incremental shares from assumed
         conversion of options                 253,535       45,959      56,357
                                            ----------   ----------  -----------
      Adjusted weighted average shares       3,554,619    2,948,358   2.725,646
                                            ==========   ==========  ===========

       The above incremental shares from assumed conversion of options have been excluded from the calculation of the diluted loss per share for the years 1998 and 1997 because to do so would be antidilutive for the periods presented.

       The Company follows the "deferral method" of accounting for deferred income taxes, pursuant to which the Company records deferred taxes on "timing differences" (differences between accounting and tax treatment of certain revenues and expenses), using tax rates effective for the year in which the timing differences arise. In addition, the company did not recognize future tax benefits in connection with provisions for loss of $871,000 recorded in Micromem Technologies Inc., because, under Canadian GAAP, the Company did not have virtual certainty that it would realize these tax benefits prior to their expiry.

                          AVANTICORP INTERNATIONAL INC.

                          NOTES TO FINANCIAL STATEMENTS
                        (Expressed in Canadian Currency)

                                OCTOBER 31, 1998

       10. Reconciliation between Canadian GAAP and U.S. GAAP, continued

       Under U.S. GAAP, the Company is required to use the "asset and liability method" of accounting for deferred taxes, which gives recognition to deferred taxes on all "temporary differences" (differences between accounting basis and tax basis of the Company's assets and liabilities) using currently enacted tax rates. In addition, U.S. GAAP requires the Company to record all deferred tax assets, including the future tax benefits of losses carried forward. The Company is then required to record a "valuation allowance" for any deferred tax assets where it is more likely than not that the asset will not be realized.

       The Company has not recorded any deferred tax asset or liability, as it believes that it does not meet the test of certainty under Canadian GAAP or the "more likely than not" test under U.S. GAAP. See detailed schedule below:

                                           1998                          1997         1996
                                                       (Deductible)   (Deductible)  (Deductible)
                           Carrying                      Temporary     Temporary     Temporary
                            Amount        Tax Basis     Difference     Difference    Difference
                            ------        ---------     ----------     ----------    ----------

Cash                     $     8,394    $     8,394   $      --      $      --      $      --
Accounts receivable            1,590          1,590          --             --             --
Deferred exploration            --          339,427      (339,427)      (339,427)      (339,427)
Unused non capital tax
   losses                       --          353,107      (353,107)      (290,869)      (216,040)
Unused capital tax
   losses                       --          374,104      (374,104)       (63,962)       (63,962)
Investments in other
   companies                 342,000      1,764,111    (1,422,111)    (1,705,390)      (465,761)
                         -----------    -----------   -----------    -----------    -----------
Total assets             $   351,984    $ 2,840,733   $(2,488,749)   $(2,399,648)   $(1,085,190)
                         ===========    ===========   ===========    ===========    ===========
Accounts payable and
   accrued liabilities   $   129,186    $   129,186   $      --      $      --      $      --
Notes payable                119,752        119,752          --             --             --
                         -----------    -----------    -----------    -----------   -----------
Total liabilities            248,938        248,938          --             --             --
                         -----------    -----------    -----------   -----------    -----------
Share capital              2,853,569      2,853,569          --             --             --
Retained earnings         (2,750,523)      (261,774)         --             --             --
                         -----------    -----------    -----------   -----------    -----------
Total equity                 103,046      2,591,795          --             --             --
                         -----------    -----------    -----------   -----------    -----------
Total                    $   351,984    $ 2,840,733          --             --             --
                         ===========    ===========   ===========    ===========    ===========
Future tax asset         $(2,488,749)   Tax rate 45%  $(1,119,937)   $(1,079,842)   $  (488,335)
                         ===========                  -----------    -----------    -----------
Valuation allowance                                   $ 1,119,937    $ 1,079,842    $   488,335
                                                      ===========    ===========    ===========
Net future tax
   (asset)/liability                                  $      --      $      --      $      --
                                                      ===========    ===========    ===========

                          MICROMEM TECHNOLOGIES INC.
                   (FORMERLY AVANTICORP INTERNATIONAL INC.)
                         A DEVELOPMENT STAGE COMPANY

                     Consolidated Statement of Operations
                     (Expressed in United States Dollars)

For the Three Month Period Ended January 31,
[Unaudited]
                                                         2000           1999

Revenues                                            $        --      $        --

Expenses
   Compensation                                       1,010,311               --
   Administrative Expenses                              136,452            6,836
   Professional Fees                                    275,516           14,688
   Wages & Salaries                                      99,792           26,437
   Development Expenses                                   9,492               --
   Travel & Entertainment                                35,167            9,836
   Amortization                                           2,500            2,000
--------------------------------------------------------------------------------
Loss before Foreign Exchange                          1,569,230           59,797
--------------------------------------------------------------------------------

Unrealized Loss on Foreign Exchange                      10,985               --

--------------------------------------------------------------------------------
Net Loss for the Period                             $ 1,580,215      $    59,797
--------------------------------------------------------------------------------

Net Loss per share - basic & diluted                $      0.04      $        --
Weighted Average Shares                              36,319,287       32,000,000

                         MICROMEM TECHNOLOGIES INC.
                   (FORMERLY AVANTICORP INTERNATIONAL INC.)
                         A DEVELOPMENT STAGE COMPANY

                     Consolidated Statement of Cash Flows
                     (Expressed in United States Dollars)

For the Three Month Period Ended January 31,
[Unaudited]
                                                       2000             1999

Cash Flows from Operating Activities
   Loss for the Period                              $(1,580,215)    $   (59,797)
   Adjustments to reconcile loss
     for the period to net cash
     used in operating activities:
     Amortization                                         2,500              --
     Compensation expense                             1,010,311              --
--------------------------------------------------------------------------------
                                                       (567,404)        (59,797)

   Change in non-cash working capital items:
     Increase in deposits and other
     receivables                                       (115,193)             --
     Increase in accounts payable
     and accrued liabilities                            245,230              --
--------------------------------------------------------------------------------
   Net cash used in operating activities               (437,367)        (59,797)

Cash Flows from Investing Activities
   Capital assets                                        (5,515)             --
--------------------------------------------------------------------------------
   Net cash used in investing activities                 (5,515)
--------------------------------------------------------------------------------

Cash Flows from Financing Activities:
   Issue of common shares for cash                      326,646         168,084
   Repayment of shareholder loan                             --         (29,249)
--------------------------------------------------------------------------------
   Net cash provided by financing activities            326,646         138,835

Increase (decrease) in cash                            (116,236)         79,038

Cash, beginning of period                               130,160         147,063

--------------------------------------------------------------------------------
Cash, end of period                                      13,924         226,101
--------------------------------------------------------------------------------

MICROMEM TECHNOLOGIES INC.
(FORMERLY AVANTICORP INTERNATIONAL INC.)
A DEVELOPMENT STAGE COMPANY

Notes to Consolidated Statements of Operations and Cash Flows
(Expressed in United States dollars)

Three month period ended January 31, 2000 with comparatives for the three month period ended January 31, 1999

------------------------------------------------------------------------------

1.   Reconciliation between Canadian GAAP and U.S. GAAP:


     The Company's consolidated financial statements have been prepared in accordance with accounting principles generally accepted ("GAAP") in Canada which, in the case of the Company, conform in all material respects with those in the United States.


     The Company has chosen to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion ("APB") No. 25 "Accounting for Stock Issued to Employees". Under this method, compensation expense is recorded, if fair market value exceeds exercise price at date of grant. Accordingly, compensation expense, if any, is recognized, at the date of option grants or when the option shares are earned based on the quoted market price of the stock, in the consolidated statement of operations and deficit.


     The Company qualifies as a development stage enterprise as defined in SFAS No. 7. The financial statements have been prepared to include the additional information as required to be disclosed by SFAS No. 7.


     The Company's comprehensive income as determined under SFAS No. 130 would not differ from net loss as above for all periods presented.


     There are no differences in cash used in operating, investing and financing activities as reported and as per U.S. GAAP.


     Income taxes:


     The Company follows the "deferral method" of accounting for deferred income taxes, pursuant to which the Company records deferred taxes on "timing differences" (differences between accounting and tax treatment of certain revenues and expenses), using tax rates effective for the year in which the timing differences arise.

MICROMEM TECHNOLOGIES INC.
(FORMERLY AVANTICORP INTERNATIONAL INC.)
A DEVELOPMENT STAGE COMPANY

Notes to Consolidated Statements of Operations and Cash Flows
(Expressed in United States dollars)

Three month period ended January 31, 2000 with comparatives for the three month period ended January 31, 1999

------------------------------------------------------------------------------

     Under U.S. GAAP, the Company is required to use the "asset and liability method" of accounting for deferred taxes, which gives recognition to deferred taxes on all "temporary differences" (differences between accounting basis and tax basis of the Company's assets and liabilities) using currently enacted tax rates. In addition, U.S. GAAP requires the Company to record all deferred tax assets, including the future tax benefits of losses carried forward. The Company is then required to record a "valuation allowance" for any deferred tax assets where it is more likely than not that the asset will not be realized.

     The Company has not recorded any deferred tax asset or liability, as it believes that it does not meet the test of virtual certainty under Canadian GAAP or the "more likely than not" test under U.S. GAAP.

                                                                    ATTACHMENT B

                                INDEX TO EXHIBITS



                                                                 Sequential Page
Number                               Exhibit                         Number
------                               -------                         ------

1.1   Work for Others Agreement effective as of December 9, 1999,      B-2
      Between AlliedSignal Federal Manufacturing & Technologies and Pageant Technologies (USA) Inc.

1.2   Subscription Agreement dated December 30, 1999, between          B-14
      Micromem Technologies Inc. and Framcove Limited

1.3   Use Agreement dated December 31, 1999, by and between The        B-23
      Regents of the University of New Mexico and Pageant
      Technologies (USA) Inc.

                            Work for Others Agreement
                                  No. 00KC0133

                                     Between

              AlliedSignal Federal Manufacturing & Technologies

           Operating Under Contract No. DE-AC04-76DP00613 with the
                            U.S. Department of Energy

                                       And

                         Pageant Technologies (USA) Inc.

                          GENERAL TERMS AND CONDITIONS

Article I. PARTIES TO THE AGREEMENT
The U. S. Department of Energy Contractor, AlliedSignal Federal manufacturing & Technologies referred to as the "Contractor", has been requested by Pageant Technologies, hereinafter referred to as the "Sponsor", to perform the work set forth in the Statement of Work, attached hereto as Appendix A. It is understood by the Parties that the Contractor is obligated to comply with the terms and conditions of its Management and Operating contract with the United States Government (hereinafter called the "Government") represented by the United States Department of Energy (hereinafter called the "Department" or "DOE") when providing services or materials to the Sponsor under this Agreement.

Article II. TERM OF THE AGREEMENT
The Contractor estimated period of performance for completion of the Statement of Work is 10 month(s). The term of this Agreement shall be effective as of the latter date of (1) the date on which it is signed by the last of the Parties thereto, or (2) the date on which the Contractor receives advance funding from the Sponsor. The term of this Agreement may be extended by mutual, written agreement of the parties when the extension does not affect the cost, statement of work, or terms and conditions, which require a formal amendment to the Agreement.

Article III. COSTS
The Contractor estimated cost for the work to be performed under this Agreement is 43,000. The Contractor has no obligation to continue or complete performance of the work at a cost in excess of its estimated cost, including any subsequent amendment. The Contractor agrees to provide at least 30 days' notice to the Sponsor if the actual cost to complete performance will exceed its estimated cost.

Article IV.  FUNDING AND PAYMENT
The Contractor is required by DOE to receive advance funding before beginning work. The Sponsor shall provide sufficient funds in advance to reimburse the Contractor for costs to be incurred in performance of the work described in this Agreement, and the Contractor shall have no obligation to perform in the absence of adequate advance funds. If the estimated period of performance exceeds 90 days or the estimated cost exceeds $25,000, the Sponsor may with the

Contractor's approval, advance funds incrementally. In such a case, the Contractor will initially involve the Sponsor in an amount sufficient to perform the work to proceed for 120 days and thereafter invoice the Sponsor monthly so as to maintain approximately a 90-day period that is funded in advance. Payment shall be made directly to the Contractor in accordance with billing instructions. Upon termination or completion, any excess funds shall be refunded by the Contractor to the Sponsor in accordance with the Contractor's close-out procedures.

Article V.  SOURCE OF FUNDS
The Sponsor hereby warrants and represents that, if the funding it brings to this Agreement has been secured through other agreements, such other agreements do not have any terms and conditions (including Intellectual property) that conflict with the terms of this Agreement.

Article VI. PROPERTY
Unless the Parties otherwise agree in writing, all equipment produced or acquired with funds provided by the Sponsor shall be disposed of as instructed by the Sponsor.

Article VII. PRE-PUBLICATION REVIEW
The Parties agree to secure pre-publication approval from each other which shall not be unreasonably withheld or denied beyond 30 days.

Article VIII. LEGAL NOTICE
Any technical paper, article publication, or announcement of advances generated in connection with work done under this Agreement, during the period of performance of the Agreement or in the future, shall give credit to the Sponsor as a sponsor of the work and shall contain the following notice:

      "This document was prepared by AlliedSignal Federal Manufacturing & Technologies as an account of work performed under a sponsored agreement and pursuant to a Management and Operating Contract with the United States Department of Energy (DOE). Neither the Contractor, nor the DOE, nor any of their employees, makes any warranty, express or implied, or assumes any legal liability or responsibility for the accuracy, completeness, or usefulness of any information, apparatus, product, or process disclosed, or represents that its use would not infringe privately owned rights. Reference herein to any specific commercial product, process, or service by trade name, trademark, manufacturer, or otherwise, does not necessarily constitute or imply its endorsement, recommendation, or favoring by the Contractor or the DOB. The views and opinions of authors expressed herein do not necessarily state or reflect those of the United States Government, any agency thereof, or the Contractor."

Article IX.  NON-INTERFERENCE
Notwithstanding any other provision contained herein, the use of a DOE facility and/or FM&T personnel in support of this Agreement can only be authorized on a noninterference basis, i.e., the work performed under this Agreement shall not interfere with work related to the prime mission of the facility. Although FM&T's commitment to this effort is equal to its commitment to DOE mission programs, DOE programs may, for reasons related to national security or exigency, preempt efforts in support of this Agreement. Accordingly, neither the Government,

DOE, FM&T, nor persons acting on their behalf will be responsible, irrespective of causes, for failure to perform services or furnish information or data hereunder at any particular time or in any specific manner.

Article X.   DISCLAIMER
THE GOVERNMENT AND THE CONTRACTOR MAKE NO EXPRESSED OR IMPLIED WARRANTY AS TO THE CONDITIONS OF THE RESEARCH OR ANY INTELLECTUAL PROPERTY OR PRODUCT MADE, OR DEVELOPED UNDER THIS AGREEMENT, OR THE OWNERSHIP, MERCHANTABILITY, OR FITNESS FOR A PARTICULAR PURPOSE OF THE RESEARCH OR RESULTING PRODUCT. NEITHER THE GOVERNMENT NOR THE CONTRACTOR WILL BE LIABLE FOR SPECIAL, CONSEQUENTIAL, OR INCIDENTAL DAMAGES.

Article XI.  PRODUCT LIABILITY INDEMNITY
The Sponsor hereby agrees to indemnify and hold harmless the Contractor and the Government, their officers, agents, and employees, from any and all liability, claims or damages, including attorney's fees and costs whatsoever, for injury to or death of persons, or damage to or destruction of property, as a result of or arising out of the making, using, or selling of a product, process, or service which was derived from the work performed under this Agreement by or on behalf of the Sponsor, its assignees or likeness, provided however that neither the Government nor the Contractor shall be considered assignees or licensees of the Sponsor as a result of reserved Government and Contractor rights.

Article XII. INTELLECTUAL PROPERTY INDEMNITY-LIMITED This Sponsor shall indemnify the Government and the Contractor and their officers, agents, and employees against liability, including attorney's fees and costs, for infringement of any United States patent, copyright or other intellectual property arising out of any acts required or directed by the Sponsor to be performed under this Agreement to the extent such acts are not already performed at the facility. Such indemnity shall not apply to a claimed infringement that is settled without the consent of the Sponsor unless required by a court of competent jurisdiction.

Article XIII. NOTICE AND ASSISTANCE REGARDING PATENT AND COPYRIGHT INFRINGEMENT. The Sponsor shall report to the Department and the Contractor, promptly and in reasonable written detail, each claim of patent or copyright infringement based on the performance of this Agreement of which the Sponsor has knowledge. The Sponsor shall furnish to the Department and the Contractor, when requested by the Department or the Contractor, all evidence and information in the possession of the Sponsor pertaining to such claim.

Article XIV. PATENTS AND TECHNICAL DATA RIGHTS
Terms and conditions regarding patents and technical data rights are set forth and attached hereto as Appendix B and Appendix C, respectively. The terms and conditions of this article, and its respective appendices shall survive the Agreement in the event that the Agreement is terminated before completion of the Statement of Work.

Article XV.  ASSIGNMENT
Neither this Agreement nor any interest therein or claim thereunder shall be assigned or transferred by either Party, except as authorized in writing by the other Party to this Agreement provided however that the contractor may transfer it to the Department, or its designee, with notice of such transfer to the Sponsor, and the Contractor shall have no further responsibilities except for the confidentiality, use, and/or non-disclosure obligations of this Agreement. The obligation of the contractor shall apply to any successor in interests to said contractor continuing the operation of the DOE facility involved in this Agreement.

Article XVI. SIMILAR OR IDENTICAL SERVICES
The Government and/or contractor shall have the right to perform similar or identical services in the Statement of Work (SOW) for other Sponsors as long as neither the Sponsor's Proprietary Information nor Protected Information during the term of its protection is utilized.

Article XVII. EXPORT CONTROL
Each Party is responsible for its own compliance with laws and regulations governing expert control.

Article XVIII.  TERMINATION
Performance of work under this Agreement may be terminated at any time by either party, without liability, except as provided above, upon giving 30 day written notice to the other Party. The contractor shall terminate this Agreement only when the Contractor determines, after direction from DOE, that such termination is in the best interest of the Government, provided however, that the Contractor shall have the right to terminate if the Sponsor shall have failed to advance the funds required by Article IV within 90 days of the Contractor's execution of this Agreement. In the event of termination, the Sponsor shall be responsible for the Contractor's costs (including close-out costs), through the effective date of termination, but in no event shall the Sponsor's cost responsibility exceed the total cost to the Sponsor as described in Article III, above.

It is agreed that any obligations of the Parties regarding Proprietary Information or other intellectual property will remain in effect, despite early termination of the Agreement.

Article XIX.  ENTIRE AGREEMENT
It is expressly understood and agreed that this Agreement and its Appendices contain the entire Agreement between the parties.

In witness whereof, the Parties hereto have executed this Agreement.

FOR Contractor:                     FOR Sponsor:

Name ___________________________    Name ______________________________
Title___________________________    Title _____________________________
Date____________________________    Date ______________________________

                                   APPENDIX A
                                STATEMENT OF WORK

                   Pageant Technologies - MAGRAM Evaluation
                               FIA-00KC0133 Rev: 0
                                   11/10/99

I.    DESCRIPTION OF SERVICES

1.0   Objective

The Sponsor requested KCP to conduct an engineering evaluation of a new proprietary non-volatile memory technology.

2.0   Scope

KCP will provide an engineering evaluation of an 8 bit, and possibly up to a 64 bit, magnetic memory device call MAGRAM. The engineering evaluation will test a variety of memory packaging configurations in accordance to the Sponsor's specifications. KCP will design and prove-in semiautomatic test system to perform parametric tests and measure functional performance.

3.0   Applicable Documents

Sponsor will provide test specifications, product specifications, and device's theory of operation.

4.0   Technical Tasks

1. Define test requirements and receive six product samples 2. Package six products and configure test hardware 3. Develop test software 4. Test devices 5. Analyze test results 6. Provide test equipment documentation and product specifications 7. Final report

II.   REPORTS, DATA AND OTHER DELIVERABLES

(1) Package and test up to six devices and provide a report recommending packaging processes, (2) provide test data and a description of the test system and control software, and (3) recommend device specifications and suggestions for future technology development and testing verification procedures.

                                   APPENDIX B

                         PATENT RIGHTS-USE OF FACILITIES

1.     Definitions.

       A. "Invention" means any invention or discovery which is or may be patentable or otherwise protectable under Title 35 of the United States Code or any novel variety of plant that is or may be protectable under the Plan Variety Protection Act (7 U.S.C. 2321 et seq.).

       B. "Sponsor Invention" means any invention, to the extent the Sponsor is performing any work under this Agreement, of the Sponsor, conceived or first actually reduced to practice in the course of under this Agreement.

       C. "Patent Counsel" means the DOE Patent Counsel assisting the procuring activity which has the administrative responsibility for the facility where the work under this Agreement is to be performed.

2. Contractor Inventions. The Government and the Contractor shall have rights in any Invention conceived in the performance of work under this Agreement by employees of Contractor in accordance with the provisions of Department of Energy's (DOE) operating contract with Contractor subject to Sponsor obtaining, upon notice to the DOE Patent Counsel, a nonexclusive, nontransferable, irrevocable, paid-up license to practice said Invention throughout the world. Sponsor further has the first option to negotiate with the contractor for an exclusive license in a prenegotiated field of use on reasonable terms and conditions.

3. Sponsor's Election to Retain Rights. Subject to the provisions of paragraph 4.B. of this clause with respect to any Sponsor Invention reported and elected in accordance with paragraph 5, of this clause, the Sponsor may elect to obtain the entire right, title, and Interest in any patent application filed in any country on a Sponsor Invention and in any resulting patent secured by the Sponsor. Where appropriate, the filing of patent applications by the Sponsor is subject to DOE security regulations and requirements.

4.    Rights of Contractor and Government

       A. Assignment to either the Contractor or the Government. The Sponsor agrees to assign to either the Contractor or the Government, as required by the Contractor, the entire right, title, and Interest in any country to each Sponsor Invention where the Sponsor:

       (1) does not elect pursuant to this article to retain such rights; or

       (2) elects to obtain title to a Sponsor Invention pursuant to paragraph 3, but fails to have a patent application filed in that country on the Sponsor Invention or decides not to continue protection or not to pay any maintenance fees covering the invention.

B.    Terms and Conditions of Waived Rights

       (1) To preserve the Contractor's and the Government's residual rights to Sponsor Inventions, and in patent applications and patents on Sponsor Inventors, the Sponsor shall take all actions in reporting, electing, filing on, prosecuting, and maintaining invention rights promptly, but in any event, in sufficient time to satisfy domestic and foreign statutory and regulatory time requirements, or, if the Sponsor decides not to take appropriate steps to protect the invention rights, it shall notify the Contractor in sufficient time to permit either the Contractor or the government to file, prosecute, and maintain patent applications and any resulting patents prior to the end of such domestic or foreign statutory or registry time requirements.

       (2) The Sponsor shall convey or ensure the conveyance of any executed instruments necessary to vest in either the Contractor or the Government the rights set forth in this Article.

       (3) With respect to any Sponsor Invention in which the Sponsor obtains title, the Sponsor hereby grants to the Government a non-exclusive, nontransferable, irrevocable, paid-up licensee to practice or have practiced by or on behalf of the United States the Sponsor Invention throughout the world.

       (4) The Sponsor shall provide the Government a copy of any patent applications filed on a Sponsor Invention within six (6) months after such application is filed including its serial number and filing date.

       (5) Preference for U.S. Industry. Notwithstanding any other provision of this article, the Sponsor agrees that neither it nor any assignee will grant to any person the exclusive right to use or sell any Sponsor Invention in the United States unless such person agrees that any products embodying the Sponsor Invention or produced through the use of the Sponsor Invention will be manufactured substantially in the United States. However, in individual cases, the requirement for such an agreement may be waived by DOE upon a showing by the Sponsor or its assignee that reasonable but unsuccessful efforts have been made to grant licenses or similar terms to potential licensees that would be likely to manufacture substantially in the United States or that under the circumstances domestic manufacture is not commercially feasible.

       (6) March-In Rights. The Sponsor agrees that with respect to any Sponsor Invention the DOE shall retain the right to require the Sponsor to grant to a responsible applicant, a nonexclusive, partially exclusive, or exclusive license to use the Sponsor Invention in any field of use, on terms that are reasonable under the circumstances, or if the Sponsor fails to grant such a license, to grant the license itself. DOE may exercise this right only in exceptional circumstances and only if DOE determines that:

              (a) the action is necessary to meet health or safety needs that are not reasonably satisfied by the Sponsor; or

              (b) the action is necessary to meet the requirements for public use specified by Federal regulations and such requirements are not reasonably satisfied by the Sponsor; or

              (c) such action is necessary because a license of the exclusive right to use or sell any Sponsor Invention in the United States is in breach of the agreement required by paragraph 4.B.(b).

       (7) The Sponsor agrees to refund any amounts received as royalty charges on any Sponsor Invention in procurement by or no behalf of the Government and to provide for that refund in any instrument transferring rights to any party in the invention.

       (8) The Sponsor agrees to include, within the specification of any United States patent applications and any patent issuing thereon covering a Sponsor Invention, the following statement. "The Government has rights in this invention pursuant to (specify this underlying Agreement)."

5.    Invention Identification, Disclosures, and Reports

       A. The Sponsor shall furnish the Patent counsel a written report containing full and complete technical information concerning each Sponsor Invention it makes within six (6) months after conception or first actual reduction to practice, whichever occurs first, in the course of, or under this Agreement but in any event prior to any on sale, public use, or public disclosure of such invention known to the Sponsor. The report shall identify the contract and inventory and shall be sufficiently complete in technical detail and appropriately illustrated by sketch or diagram to convey to one skilled in the art to which the invention pertains a clear understanding to the extent known at the time of disclosure, of the nature, purpose, operation, and to the extent known, the physical, chemical, biological, or electrical characteristics of the inventor. The report should also include any election of invention rights under this article. When an invention is reported under this paragraph 5.A., it shall be presumed to have been made in the manner specified in Section (a)(1) and (2) of 42 USC 5906.

       B. The Contractor shall report Contractor Inventions it makes in accordance with the procedures set forth in its Management and Operating Contract with the DOE. In addition, the Contractor shall disclose to the Sponsor at the same time as disclosure to the Department any Contractor Inventions made by the Contractor under this Agreement.

6.    Limitation of Rights

Nothing contained in this patent rights article shall be deemed to give the Government any rights with respect to any inventions other than a Contractor or Sponsor Invention except as set forth in the Facilities License of paragraph 7.

7.    Facilities License

In addition to the rights of the Parties with respect to inventions or discoveries conceived or first actually reduced to practice in the course of or under this Agreement, the Sponsor agrees to and does hereby grant to the Government an irrevocable, non-exclusive, paid-up license it and to any inventions or discoveries regardless of when conceived or first actually reduce to practice or acquired by the Sponsor, which at any time, through completion of this Agreement, are owned or controlled by the Sponsor and are incorporated in the facility as a result of this Agreement to such an extent that the facility is not restored to the condition existing prior to the Agreement (1) to practice or to have practiced by or for the Government at the facility, and (2) to transfer such license with the transfer of the facility. The acceptance or exercise by the Government of the aforesaid rights and license shall not prevent the Government at any time from contesting that enforceability, validity, or scope of, or title to, any rights or patents herein licensed.

8.    Early Termination of Agreement

The terms and conditions of this article shall survive the Agreement, in the event that the Agreement is terminated before completion of the Statement of Work.

                                   APPENDIX C

                 RIGHTS IN TECHNICAL DATA - USE OF FACILITIES
                                  (Short Form)

The Sponsor, the Contractor and the Government shall have the right to use, disclose and duplicate for any purpose whatsoever, and have others do so, all technical data first produced or used in the performance of work under this Agreement. (Technical data is defined as set forth in 48 CFR 27.401.)

Any Sponsor furnished, properly marked, proprietary data necessary for, or pertaining to, work under this Agreement will not be disclosed outside the Government or Contractor, and will be returned to the Sponsor by or before termination of this Agreement.

                                   APPENDIX D

                            Alterations and Additions

Alterations and additions, if any, as agreed to by the parties prior to execution of the Agreement are set forth below:

General Terms and Conditions, is revised by adding the following to paragraph "XVII. Export Control."

      "The materials provided hereunder are subject to export controls under the International Traffic in Arms Regulations, and may not be exported without appropriate license."

                                End of Appendix D

Dear Sponsor/Partner:

The Department of Energy (DOE) has implemented a new policy regarding waiver of the Federal Administrative Charge (FAC) for small businesses and nonprofit organizations. This policy waives FAC costs for small businesses and nonprofit organizations as defined below:

      Small Business Enterprise. A business that qualifies to be designated as a "small business concern" as defined in 13 C.F.R. Part 121, Small Business Size Regulations.

      Nonprofit Organization. Organizations that qualify as nonprofit organizations under the Internal Revenue Code Sections 501 and 503, including Universities and Institutes. Excluded from the definition of "nonprofit organization" for purposes of this waiver are State and local governments.

If your firm or organization qualifies as a small business or nonprofit organization as defined above, please complete the following and return it to:

Alan Updike
Office of Industrial Partnership
AlliedSignal Federal Manufacturing & Technologies
2000 E. 95th Street
Kansas City, MO  64131-3095
FAX:  (816) 997-4094

--------------------------------------------------------------------------------

I certify that Pageant Technologies (USA) Inc. qualifies as a:

(x) Small Business pursuant to 13 C.F.R. Part 121, Small Business Regulations
( ) Nonprofit Organization under the Internal Revenue Code sections 501 and 503.

/s/ Stephen Fleming                       Pageant Technologies (USA), Inc.
------------------------------------      -----------------------------------
(Certifying Official)                           (Name of Organization)

    President                               December 2, 1999
------------------------------------      -----------------------------------
(Title)                                         (Date)

                             Subscription Agreement

                                December 30, 1999


To:   Framcove Limited
      C/o Intel Trust
      Corso Elvezia 4
      6900 Lugano, Switzerland

      Attention:  Mr. Roberto Mameli

Dear Sirs:

Re:   Sale of Common Shares

We hereby confirm your purchase, subject to the terms and conditions set forth herein of 3,000,00 common shares (the "Purchased Shares") in the capital stock of Micromem Technologies Inc. (the "Corporation") from the Corporation, at a price of US $2.50 per share being an aggregate purchase price of US ($7,500,000.00) seven million, five hundred thousand dollars (the "Purchase Price").

In connection with your purchase, we enclose Schedule A, with respect to closing instructions, registration and payment, which we request that you complete, sign and return to us along with an executed copy of this commitment letter by 12.00 p.m. on January 3, 2000.

You acknowledge and agree that you have not received or been provided with an offering memorandum or similar document and that your decision to enter into this agreement purchase the Purchased Shares agreed to be purchased by you has not been made upon any verbal or written representation as to fact or otherwise made by or on behalf of us or any other person and that your decision is based entirely upon information concerning the Corporation which is publicly available. You further acknowledge and agree that we assume no responsibility or liability of any nature whatsoever for the accuracy or adequacy of any such publicly available information, or as to whether all information concerning the Corporation required to be disclosed by it has been generally disclosed. You further acknowledge and agree that we have not engaged in any independent investigation with respect to the Corporation or any such matter.

Conditions of Closing

The Corporation's obligation to sell the Purchased Shares to you is subject to the condition that you execute and return to us all relevant documentation required by applicable securities legislation and policy statements, as the sale of the Purchased Shares from the Corporation to you will not be qualified by a prospectus. You are purchasing the Purchased Shares as principal for your own account and not for the benefit of or as agent for any other beneficial purchaser who is acquiring Purchased Shares as principal for its own account. You agree to comply with any applicable securities legislation, rules, regulations, orders or policy statements concerning the sale of the Purchased Shares and, in particular, you shall not offer, resell or other transfer the Purchased Shares in Canada, the United States or elsewhere except in compliance with applicable securities laws and the requirements of any stock exchange on which the Purchased Shares may, from time to time, be listed for trading and you acknowledge that the certificates representing the Purchased Shares shall have the following legend printed thereon:

                  "The securities represented hereby have not been registered under the United States Securities Act of 1933, as amended (the "US. Securities Act"), and may be offered, sold or otherwise transferred only (a) to the company, (b) outside the United States in accordance with Rule 904 of Regulation S under the U.S. Securities Act, (c) pursuant to an exemption from registration under the U.S. Securities Act provided by Rule 144A thereunder, if applicable, and in compliance with any applicable state securities laws, or (d) with the prior written consent of the company, pursuant to another exemption from registration under the U.S. Securities Act and any applicable state securities laws. Delivery of this certificate may not constitute good delivery in settlement of transactions or stock exchanges in Canada or the U.S.A. A new certificate bearing no legend may be obtained from the registrar and transfer agent and the company, to the effect that such sale is being made in accordance with Rule 904 of Regulation S under the U.S. Securities Act.

                  These securities are also subject to resale restrictions contained securities legislation of the Province of Ontario which provides that these securities may not be traded in Ontario for a period of 18 months from the date of their issue except pursuant to exemptions from prospectus requirements."

We acknowledge that your obligation to purchase the Purchased Shares hereunder shall be conditional upon the Corporation's corm 20 F/ A Registration Statement being cleared by the United States Securities & Exchange Commission by the Closing Date.

Closing

Delivery and payment for the Purchased Shares shall be completed at the offices of the Corporation, 150 York Street, Suite 1206, Toronto, Ontario, M5H-3S5 at 10:00 a.m. (Toronto time), on January 27, 2000 or as may be mutually agreed upon by the Corporation and you (such completion date being the "Closing Date").

A single share certificate representing the Purchased Shares will be available for delivery in Toronto, Ontario against delivery to the Corporation in the mariner specified in Schedule A of the amount of the Purchase Price in freely transferable United States funds for the Purchased Shares purchased by you on the Closing Date.

Costs

Each party shall be responsible for his/her/its own expenses associated with the transactions contemplated herein, including without limitation legal, accounting and other advisory fees.

Prospectus Exemptions

The sale and delivery of the Purchased Shares by the Corporation to you are conditional upon such sale being exempt from the prospectus filing requirements of any applicable statute relating to the sale of such shares.

Covenants, Representations and Warranties

By your acceptance of this letter, you covert, represent and warrant to the Corporation (which representations and warranties shall survive closing) that:

(a)    (i)    you are purchasing the Purchased  Shares as principal for your own account, and not for the benefit of any other person; and

       (ii) the purchaser was not created or established solely to acquire securities, or to permit purchases of securities without a prospectus, in reliance on an exemption from the prospectus requirements of applicable securities legislation;

(b) you, the beneficial purchaser, will execute and deliver all documentation as may be required by applicable Canadian or U.S. securities legislation and policy statements to permit the purchase of the Purchased Shares hereunder on the terms as set forth herein;

(c) the Purchased Shares are being acquired by you for investment only and not with a view to resale or distribution except strictly as may be permitted under applicable securities legislation;

(d) you will not directly or indirectly beneficially own, control or have direction over ten per cent (10%) or more of the outstanding voting securities of the Corporation following completion of the transaction contemplated herein; and

(e) you are not a related party in relation to the Corporation as such term is defined in the Securities Act (Ontario) and the Rules thereunder.

This agreement is governed by the laws of Ontario. By your acceptance of this letter below, you irrevocably attorn to the jurisdiction of the courts of Ontario. All references to currency are to the currency of Canada unless otherwise referenced. This agreement constitutes the entire agreement among the parties hereto and supersedes all prior negotiations, agreements and understandings. This agreement may not be amended except by written instrument duly executed by the parties hereto.

If the foregoing is in accordance with your understanding, please sign and return the enclosed copy of this letter as soon as possible, to evidence the binding agreement between you and the Corporation.

Yours very truly,

MICROMEM TECHNOLOGIES INC.



Per:/s/ Sam Fuda
----------------
Name:  Sam Fuda
Title: Chairman

To:  Micromem Technologies Inc.



We accept the foregoing and agree to be bound by the terms thereof and, without limitation, further agree that Micromem Technologies Inc. may rely upon the covenants, representations and warranties contained therein as if it were a contracting party.

We, the undersigned, hereby acknowledge that we have consented and requested that all documents evidencing or relating in any way to the sale of the Purchased Shares be drawn up in the English language only.

Framcover Limited
------------------------------------
(full legal name of purchaser)


Corso Elvezia 4
------------------------------------
(street address)


Lugano, Switzerland
------------------------------------
(city, country)


/s/ Roberto Mameli
------------------------------------
(Signature of authorized signing officer)


Roberto Mameli, President
------------------------------------
(name and Position of authorized signing officer)

                                   Schedule A

To:   Micromem Technologies Inc.
      150 York Street, Suite 1206
      Toronto, Ontario
      M5H-3S5

      Attention:  Mr. Sam Fuda, Chairman

Dear Sirs:

                          Re: Purchase of Common Shares

We acknowledge receipt of your letter of December 30, 1999.

1.     Representation at Closing - complete either (a), (b) or (c).

       (a) We authorize David Hynes, Barrister & Solicitor ("Our Agent") to represent us, as our agent and attorney, at the closing of the above sale at the offices of Micromem Technologies Inc. at 150 York Street, Suite 1206, Toronto, Ontario, at 10:00 a.m., on January 27, 2000, or on such other date as may be determined to be the Closing Date, and instruct Our Agent to deliver on our behalf payment for the shares referred to in section 4, to receive delivery of a certificate representing such securities and to execute and deliver a receipt thereto and any other instrument or document required in connection with the purchase and sale of the said securities.

              Yes     |X|                             No         |_|

       (b)    We intend to have another representative at the closing.

              Yes     |_|                             No         |X|

            Our representative, which we hereby appoint as our agent and attorney with the powers as set forth in section 1(a) above, will be:

       (c)    We plan to be present at the closing.

              Yes     |_|                             No         |X|

2. Method of payment - complete (a) if _______________ has been appointed to represent you at closing in section 1(a) above. Otherwise, complete (b).

      Payment in the amount of US $2.50 per share will be made as follows:

                                                                       Check one
                                                                       ---------

       (a) a bank draft or certified cheque payable in United States funds to Micromem Technologies Inc. to arrive of the offices of Micromem Technologies Inc. (Attention: San Fuda), at or before 10:00 a.m. on January 27, 2000, or on such other date as may be determined to be the Closing Date (in which event will deliver its certified cheque at closing on your behalf);

       (b) a bank draft or certified. cheque payable in United States funds to _________and presented at the closing by us or our representative named in section 1(b) above.

       (c) wire transfer of the funds to our legal counsel in Toronto, Ontario and presented at the closing by us or our representative named in section 1(b) above.

3. Delivery - please deliver the certificates representing ownership of the shares to:

4. Registration - registration of the single certificate which is to be delivered at closing should be made as follows;

* If this item is left blank, the share certificate will be registered in the name of the purchaser as it appears on page one of the agreement to which this Schedule A is attached.

5. We acknowledge that we will deliver to our legal counsel, David Hynes, Barrister & Solicitor no later than 10:00 a.m. on January 27, 2000, or on such other date as may be determined to be the Closing Date, all such additional completed forms in respect of our purchase of securities of Micromem Technologies Inc. as may be required for filing with the appropriate securities and regulatory authorities.


Date:                                           Framcove Limited
                                                ------------------------------
                                                (name of Purchaser)



                                                by:  /s/Roberto Mameli
                                                ------------------------------
                                                (signature)



                                                Roberto Mameli, President
                                                ------------------------------
                                                (print name and position)

3. Delivery - please deliver the certificates representing ownership of the shares to:

4. Registration - registration of the single certificate which is to be delivered at closing should be made as follows;

* If this item is left blank, the share certificate will be registered in the name of the purchaser as it appears on page one of the agreement to which this Schedule A is attached.

5. We acknowledge that we will deliver to our legal counsel, David Hynes, Barrister & Solicitor no later than 10:00 a.m. on January 27, 2000, or on such other date as may be determined to be the Closing Date, all such additional completed forms in respect of our purchase of securities of Micromem Technologies Inc. as may be required for filing with the appropriate securities and regulatory authorities.

Date:                                           Framcove Limited
                                                ------------------------------
                                                (name of Purchaser)



                                                by : /s/Roberto Mameli
                                                     -------------------------
                                                (signature)


                                                Roberto Mameli, President
                                                ------------------------------
                                                (print name and position)

                                  USE AGREEMENT

THIS USE AGREEMENT (this "Agreement") is made and entered into this 31st day of December, 1999 (the "Effective Date"), by and between THE REGENTS OF THE
UNIVERSITY OF NEW MEXICO (the "University") and PAGEANT TECHNOLOGIES (USA), INC., a Utah corporation ("Pageant").

                                   BACKGROUND

     A. As part of an effort to develop certain confidential and proprietary technologies, Pageant has need of laboratory facilities, including a "class 1000" clean room and certain specialized equipment.

     B. The University owns and operates such laboratory facilities and equipment at its Center for High Technology Materials in Albuquerque, New Mexico. Those facilities are accessible to and are used by students, faculty and other employees of the University, and the University also leases access to the Facilities to third parties.

     C. The University desires to lease to Pageant, and Pageant desires to lease from the University, the Facilities and equipment, subject to the terms and conditions of this Agreement.

                                    AGREEMENT

     1. Facilities. Subject to the terms and conditions of this Agreement, the University hereby leases the laboratory facility described on Exhibit A (the "Laboratory") and the equipment listed on Exhibit B (the "Equipment") to Pageant. The Laboratory and Equipment when referred to collectively in this Agreement will be referred to as the "Facilities").

     2. Term. The term of this Agreement will be for a period of one (1) year, commencing on December 10, 1999 (the "Commencement Date"), and unless earlier terminated, expires automatically at midnight on December 9, 2000.

     3. Compensation. In consideration for its use of the Facilities and for the University's compliance with the other terms and conditions of this Agreement, Pageant will pay the University Five Hundred Dollars ($500) for each day that it actually makes use of the Facilities pursuant to this Agreement (the "Compensation"). However, regardless of the number of days that Pageant actually uses the Facilities under this Agreement, the Compensation will not exceed Three Thousand Dollars ($3000) per month. Pageant will pay Compensation on or before the 5th day of the month for its use of the Facilities during the prior month; provided, however, that on the Commencement Date, Pageant shall pay the University the sum of $3,000, representing the parties' estimate of Pageant's last month's Compensation (the "Final Compensation Payment"). Unless otherwise agreed by the parties, the Final Compensation Payment shall be applied to payment of the Compensation applicable to the last month of the term of this Agreement and any remainder shall be refunded promptly to Pageant.

     4. Title and Condition of Facilities. The University warrants that it is the sole owner of the Facilities and that upon the Commencement Date Pageant will have the right to use the Facilities for the duration of this Agreement from unreasonable interference by any person claiming by, through or under the University, subject to the terms and conditions of this Agreement. The University further warrants that upon the Commencement Date, the Facilities will be in good condition and repair and in compliance with generally accepted standards of good repair for laboratories and equipment of this class and nature, and agrees to maintain the Facilities in accordance with Section 11 of this Agreement.

     5.   Pageant's Access to and Use of the Facilities.

          (a) Pageant's Access to the Facilities. Up to four (4) individuals designated by Pageant (the "Pageant Team") will have unlimited but non-exclusive access to and use of the Facilities (except as provided in Section 8) for twenty-four (24) hours a day, seven
               (7) days a week, except for University-observed holidays. The University will provide, at no additional cost to Pageant, any items or services reasonably necessary to allow the Pageant Team access to the Facilities as described above, including but not limited to keys, identification cards, parking and the like.

          (b) Pageant's Use of the Facilities. Pageant will use the Facilities for development of certain of its proprietary technologies, subject to the terms and conditions of this Agreement. Pageant agrees to use the Facilities in accordance with the written procedures established by the University for the operation of the Facilities including training to be provided by the University (collectively, the "Operating Procedures"). On or before the Commencement Date, the University will deliver a copy of the Operating Procedures, or otherwise make a copy thereof available at the Facilities, to Pageant.

          (c) Onsite Storage. Pageant will be allowed to install within the Laboratory a safe or other secure storage unit (the "Storage Unit"), provided it is clearly labeled as the property of Pageant. Pageant will be allowed to store work in progress and other materials therein in its sole discretion provided such materials meet with the University' policies on the storage and handling of hazardous materials. Pageant will retain ownership of the Storage Unit and all materials stored therein, and the University will have no right of access thereto. Upon termination of this Agreement, Pageant will, at its sole cost and expense, remove the Storage Unit and restore that portion of the
               Laboratory   affected   thereby   to  its   condition   prior  to
               installation of the Storage Unit, reasonable wear and tear excepted. Pageant agrees that the University shall not be responsible for damage to the Storage Unit or the contents thereof. Pageant agrees to store its confidential or proprietary information and materials in the Storage Unit, or remove such information and materials from the Facilities, when Pageant employees or representatives are not present at the Facilities.

          (d) Consumables. Pageant, at its sole expense, will provide all consumables necessary for its use of the Facilities. Pageant agrees that the University shall not be responsible for loss or damage to consumables brought on to the premises by Pageant.

     6. Access to and Use of the Facilities by University and Third Parties. Except as provided in Sections 8 and 10 below, nothing in this Agreement will limit the access to and use of the Facilities typically afforded by the University to its students, faculty and other employees or to third parties.

     7. No Participation by University Personnel. No University personnel will participate or be involved in Pageants' work at the Facilities, except to the extent of their responsibilities for cleaning, maintenance and repair of the Facilities. Except as expressly set forth in section 9 below, Pageant personnel shall not seek technical advice from the University concerning the development of Pageant's proprietary technologies.

     8. Coordination and Scheduling of Use of the Facilities. The University shall be responsible for coordination the use of the Facilities by Pageant and other users. The University will exercise prompt and reasonable efforts to coordinate the use of the Facilities and schedule the use thereof by other users so that Pageant may have access to and use of the Facilities as permitted by Subsections 5(a) and (b) above. Concurrently with the execution of this Agreement, the University agrees to notify Pageant of any uses of the Facilities which have been scheduled prior to the Commencement Date ("Previously Scheduled Uses"), and the extent to which such uses may preclude or otherwise impede Pageant's use of the Facilities. If any Previously Scheduled Use has been granted on an exclusive basis, the University will, at Pageant's request, make a reasonable effort to renegotiate or reschedule that Previously Scheduled Use so as to prevent any conflict between Pageant's use of the Facilities and the Previously Scheduled Use. From and after the Commencement Date of the Agreement, the
          University will use reasonable efforts to schedule use of the Facilities by others in accordance with established University scheduling procedures in a manner that will not unreasonably impede Pageant's access to the Facilities or would excluded Pageant from using the Facilities as permitted by Sections 5(a) and (b) above, reasonable maintenance and repairs excepted.

     9. Ownership of Proprietary Technology. The University acknowledges and agrees that it will have no ownership or any other interest in any inventions, know-how, samples, improvements, methods, data, concepts or other information or technologies developed by Pageant during its use of the Facilities or otherwise ("Proprietary Technology") unless expressly granted by Pageant in a separate written agreement, and the University hereby unconditionally and irrevocably assigns any and all rights it may acquire in such Proprietary Technology to Pageant. The parties agree that requests, if any, by
          Pageant for technical assistance or advice from the University concerning Pageant's development of its proprietary technologies shall be handled as follows: (A) before requesting any technical assistance or advice from the University concerning Pageant's proprietary technologies, Pageant will provide prior written notice to the University that it intends to make such a request of the University; and (B) before any communications occur in which any such advice or assistance is given, the parties shall have executed a mutually acceptable agreement concerning the ownership of intellectual property rights.

     10.  Confidentiality.

          (a) Nondisclosure. The parties acknowledge that some information, documents and materials which may be brought to or developed at the Facilities by Pageant, the University or third parties may constitute valuable trade secret or proprietary information of that party, and that any disclosure or unauthorized use thereof by a non-owner of such information will cause irreparable harm and loss to the owner thereof. The University agrees that any trade secret or proprietary information of Pageant or relating to Pageant's use of the Facilities, acquired by the University or by its employees, contractors or agents (whether provided to it by Pageant or inadvertently disclosed), will be kept strictly confidential and may not be used, duplicate or disclosed by the University in any way, except as may be expressly authorized by Pageant in writing or as set forth in Section 10(b) below. Pageant agrees that any proprietary information of the University acquired by Pageant or by its employees, contractors or agents (whether provided to it by the University or inadvertently disclosed) will be kept strictly confidential and may not be used, duplicated or disclosed by Pageant in any way, except as may be expressly authorized by the University in writing or as permitted by Section 10(b) below. Each party will use its best efforts to protect the confidentiality of the other party's proprietary information and the proprietary information of others using the Facilities. Each party will use the same degree of care as it uses to protect its own proprietary information to prevent the inadvertent, accidental or unauthorized, or mistaken disclosure or use of confidential information. Without limiting the parties' obligations pursuant to the covenants contained in this Section 10, the parties agree that a party shall not be responsible for any inadvertent disclosure by any other party of its confidential or proprietary information.

          (b)  Exceptions.  The  covenants  set  forth in  Section  10(a)  above
               prohibiting   disclosure   of  trade   secrets   or   proprietary
               information shall not apply to:

               (1) information which is or becomes publicly known through no fault of a receiving party;

               (2) information learned from a third party entitled to disclose it;

               (3) information already known to or developed by a receiving party before receipt from a disclosing party, as shown by the receiving party's prior written records.

               (4)  information   reasonably  necessary  to  protect  a  party's
                    interests in a lawsuit, alternative dispute resolution process, government investigation, as required by a court order, administrative decision, or to the extent required by law; and

               (5)  information reasonably necessary to process insurance claims provided that a party, before making any disclosure described in Subsection 10(b)(4) and (5) above, shall provide reasonably written notice to the other party permitting sufficient time for it to obtain an in camera review or a protective order with respect to the information that it proposed to be disclosed.

     11. Maintenance and Repair. The University will keep and maintain the Facilities in a manner consistent with generally accepted standards of good repair for laboratories and equipment of the class and nature involved herein. If any Equipment becomes partially or completely dysfunctional, or if the Laboratory or Equipment falls below generally accepted standards of good repair for laboratories and equipment of the class and nature involved herein, then the University will repair the Equipment or otherwise remedy the problem within a reasonable time, unless the dysfunction (reasonable war and tear excepted) requiring repair results primarily from Pageant's failure to use the Equipment in accordance with applicable Operating Procedures, in which event Pageant shall repair or cause the repair of the Equipment at Pageant's own expense.

     12. Pageant's Equipment. Subject to compliance with the University's policies from the storage and handling of hazardous materials and its published safety regulations, Pageant may use or place within the Laboratory any equipment or personal property used by Pageant in the performance of its work at the Facilities. Such equipment and personal property will at all times remain the property of Pageant. The University will not be responsible for loss or damage to Pageant's equipment or personal property at the Facilities.

     13. Compliance with Law. The University will comply with and cause the Facilities to comply with: (a) all legal requirements applicable to the Facilities or the use thereof and (b) all terms, conditions, covenants, agreements and requirements of insurance policies which may be in force with respect to the Facilities, existing on the Commencement Date or thereafter consented to by Pageant affecting the Facilities or the ownership, occupancy or use thereof.

     14.  Utilities.   The  University  will  pay  the  cost  of  all  utilities
          associated with the Facilities, including but not limited to water, gas, electricity and telephone.

     15. Taxes. Pageant will pay all taxes levied on or associated with personal property and equipment owned by Pageant and kept in the Laboratory.

     16. Indemnification of University By Pageant; University's Liabilities for Third Party Claims. Pageant will indemnify and hold the University harmless from and against all claims, liabilities, actions, losses, damages and costs Claims arising from or relating to (1) a breach of any warranty made by Pageant herein, or (2) the use of the Facilities by Pageant, its agents, employees or assigns; provided, however, that Pageant will not be required to indemnify or hold the University harmless from or against any portion of any Claim attributable to the negligent act or omission of the University or its agents.
          Notwithstanding anything to the contrary in this Agreement, the University, shall be liable to the fullest extent permitted by the New Mexico Tort Claims Act, Section 41.4.1 et seq. NFMA (1978 as amended), for claims and actions asserted by third parties.

     17. Insurance. Pageant will maintain and provide a copy of its current level of insurance coverage with respect to (a) Worker's Compensation and (b) Comprehensive General Liability Insurance, and will provide the University with a least thirty (30) days' advance notice of any change thereto.

     18. Damage and Destruction. If any party of the Facilities are damaged or are rendered partially or wholly inaccessible to Pageant due to fire or other casualty, and such damage or other casualty is not remedied within seven (7) days, Pageant may, at its option, terminate this Agreement without further obligation, except in the event that Pageant caused the damage, fire or casualty, Pageant will continue to be responsible for Compensation through the termination date and for the removal of its equipment and personal property.

     19. Quiet Enjoyment. Subject to the provisions of this Agreement and conditioned upon performance of all of the provisions to be performed by Pageant hereunder, the University will secure to Pageant, through the term of this Agreement, quiet and peaceful possession of the Facilities and all rights and privileges appurtenant thereto.

     20.  Termination.

          (a)  Termination by the University.

               (1) Termination by the University without Cause. The University may terminate this Agreement without cause upon thirty (30) calendar days' written notice to Pageant, except not within the first six (6) months of this Agreement.

                    (2) Termination by the University for Cause. The University may terminate this Agreement by written notice to Pageant (effective three business days after mailing) for any Pageant Default (as defined in Section 21 herein).

          (b)  Termination by Pageant.

               (1) Termination by Pageant without Cause. Pageant may terminate this Agreement without cause upon five (5) calendar days' written notice to the University.

               (2) Termination by Pageant for Cause. Pageant may terminate this Agreement by written notice to the University (effective three business days after mailing) for any University Default (as defined in Section 22 herein).

          (c) Obligation to Pay Compensation. Upon termination of this Agreement, Pageant will no longer be obligated to pay Compensation for any period following the effective date of such termination.

     21. Default by Pageant. The occurrence of any one of the following events will constitute a default by Pageant under this Agreement ("Pageant Default"):

          (a)  Failure   to  Pay   Compensation.   Pageant   fails  to  pay  any
               Compensation within ten (10) days after it is due, and such failure continues for five (5) days after the University has given Pageant written notice specifying the amount due;

          (b) Failure to Perform Other Covenants. Pageant fails to perform any of its covenants (other than payment of Compensation) under this Agreement, and such failure continues for fifteen (15) days after the University has given Pageant written notice specifying such failure; provided that if the nature of such default is such that it cannot be cured within the fifteen (15) day period noted above, Pageant will not be deemed to be in default if it commences a good faith effort to cure the specified failure within the fifteen (15) day period and thereafter diligently prosecutes the same to completion; or

          (c) Bankruptcy. Pageant files a voluntary petition in bankruptcy or a petition or answer seeking a reorganization, liquidation, dissolution or other relief under the bankruptcy laws, or if Pageant makes an assignment for the benefit of creditors.

     22. Default by University. The occurrence of any one of the following events will constitute a default by the University under this Agreement ("University Default"):

          (a) Breach of Covenant of Confidentiality. The University breaches any of its obligations under Section 10 herein; or

          (b) Failure to Perform Other Covenants. The University fails to perform any of its covenants under this Agreement (other than its obligations of confidentiality under Section 10), and such failure continues for fifteen

               (15) days after Pageant has given the University written notice specifying such failure; provided that if the nature of such default is such that it cannot be cured within the fifteen (15) day period noted above, the University will not be deemed to be in default if it commences a good faith effort to cure the specified failure within the fifteen (15) day period and thereafter diligently prosecutes the same to completion.

     23.  Notices.

          (a) Compensation and all notices, demands, requests, consents, approvals and other instruments required or permitted to be given pursuant to this Agreement will be in writing and will be deemed to have been properly given if in writing, personally delivered, or forwarded by postage prepaid, certified or registered mail, return receipt requested, or by another commercially recognized means of delivery (e.g., Federal Express), addressed as follows:

               To the University:   University of New Mexico
                                    Attn:  Robert B. Lauer
                                    Associate Director
                                    University of New Mexico CHTM
                                    1313 Goddard S.E.
                                    Albuquerque, NM  87106

                  To Pageant:       Pageant Technologies (USA), Inc.
                                    3205 Richard's Lane, Suite B
                                    Santa Fe, New Mexico  87505
                                    Attn:  Stephen Fleming, President

          (b) Either party may change its address for receipt of notices by notifying the other party in writing of the change.

     24. Waiver of Landlord's and Security Interests. The University hereby waives all rights to acquire any landlord's or security interest in any of Pageant's property.

     25. Equitable Relief. Because any breach of Section 10 above could cause irreparable harm and significant injury that may be difficult to ascertain. Pageant will have the right to seek an immediate injunction in the courts of New Mexico enjoining any breach or threatened breach of this Agreement by the University in addition to any other remedies to which Pageant may be entitled, including money damages. Pageant shall not be required to follow the procedures or requirements of Sections 29 or 30 below before bringing any such action.

     26. Severability. If any term or provision of this Agreement or the application of it to any person or circumstance is held to be invalid and unenforceable, the remainder of this Agreement or the application of such term or provision to persons or circumstances other than those as to which it is invalid or unenforceable will not be affected thereby, and each term and provision of this Agreement will be valid and will be enforced to the extent permitted by law.

     27. Relationship Between the Parties. The provisions of this Agreement are not intended to create, nor should they be construed to create a joint venture, a partnership or any other similar relationship between the parties hereto except that of landlord and tenant.

     28. Governing Law. This Agreement will be governed and construed by the laws of the state of New Mexico.

     29. Mediation. Subject to Section 25 above, any controversy or claim arising out of or relating to this Agreement, or the breach thereof, shall be first mediated in Albuquerque, New Mexico, by a mediator mutually agreeable to the parties. If the parties cannot agree on a mediator, the parties shall each select one mediator. The two selected mediators will then select a third mediator. The third mediator shall mediate the dispute.

     30. Arbitration. If the mediation described in Section 29 does not resolve the controversy or claim arising out of or relating to this Agreement, or the breach thereof, the parties, except as permitted by Section 25 above, shall submit such controversy or claim to binding arbitration in Albuquerque, New Mexico, in accordance with the rules of the American Arbitration Association.

     31. Interpretation and Construction. This Agreement will be interpreted and construed only by the contents hereof. The parties hereto have both been represented by counsel in negotiating and drafting this Agreement, and consequently this Agreement shall not be construed in favor of one party or the other.

     32. Remedies not Exclusive. The rights and remedies contained in this Agreement are not exclusive of any other rights or remedies the parties may have but will be construed as cumulative and will be in addition to every other remedy now or hereafter existing at law, in equity or by statute.

     33. Successors and Assigns. All of the rights and obligations of the parties under this Agreement will bind, and the benefits will inure to, their respective legal representatives.

     34. Counterparts. This Agreement may be executed in counterpart, all of which will be considered one and the same Agreement.

     35. Exhibits. The exhibits identified in this Agreement and attached hereto are incorporated herein by reference and made a part hereof.

     36. Entire Agreement; Amendments; Waivers. This Agreement contains the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements, negotiations, representations, warranties, commitment offers, contract and writing with respect to that subject matter. No modification or amendment of any provision of this Agreement will be effective unless made in writing and signed by both parties. No amendment, change, waiver or discharge hereof will be valid unless in writing and signed by both parties.

     37. Survival. The confidentiality and indemnification obligations of the parties will survive any termination or expiration of this Agreement; provided however, the covenant set forth in Section 10(a) prohibiting disclosure of trade secret or proprietary information shall expire five (5) years from the Commencement Date.

                                    EXHIBIT A
                                 THE LABORATORY

The University's class 100/1000 clean room, sputter deposition laboratory and test equipment laboratories.

                                    EXHIBIT B
                                  THE EQUIPMENT

Classroom Equipment - 2 metal evaporators, 2 mask aligners, 1 dielectric evaporator, all wet benches, 2 reactive ion etchers, 1 PBCVD, 2 spin stations, 1 scanning electron microscope with EDX.

Sputtering Lab - 1 dual spotter deposition chamber.

Test Equipment Labs - 1 impedance analyzer, 1 probe station. This test equipment may be assigned to Principle Investigators (P.I.s) and not available for CHTM general use. Permission for Pageant's use of this equipment has been granted by the P.I.'s pursuant to the letters of authorization attached to this Exhibit B. Test equipment not operating prior to the Commencement Date of this Agreement and required by Pageant will be promptly restored to operating condition with Pageant funds or Pageant will provide its own test equipment subject to reasonable approval by CHTM.

NOTE: The two pieces of testing equipment (i.e. impedance analyzer and probe station) exist in two separate laboratories. Hence, the phrase in Exhibit B, "1 impedance analyzer, 1 probe station." And also the phrase in Exhibit A, ". . . test equipment laboratories."